Form 20-F
period 2004-12-31
ASSURE ENERGY INC
filed 2005-08-08
CIK 1136609

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                   (Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For Fiscal Year Ended: December 31, 2004

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                         Commission file number: 0-31040

                               ASSURE ENERGY, INC.
                               -------------------
        (Exact name of small business issuer as specified in its charter)

               N/A                                   Alberta, Canada
               ---                                   ---------------
 (Translation of Registrant's                (Jurisdiction of Incorporation
      Name Into English)                           or Organization)


                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada

                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act.



  Title of Each Class                 Name of Each Exchange On Which Registered
  -------------------                 -----------------------------------------
    Common Stock                                        N/A

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                       N/A
                                (Title of Class)

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                       N/A
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004 23,868,265 common shares were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |X| Item 18 |_|

The information set forth in this Annual Report on Form 20-F is at December 31, 2004 unless an earlier or later date is indicated.

Financial  information  is presented in accordance  with  accounting  principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the Unites States, as applicable to us, are set forth in Item 5 of this Annual Report and in Note 22 to our accompanying Financial Statements.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of drilling or oil and gas production operations, projected quantities of future oil and gas production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the
availability  of  materials,   equipment,  required  permits  or  approvals  and
financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates or the failure of equipment or processes to operate in accordance with specifications. See "Risk Factors" for other factors that may affect our future financial performance.

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                TABLE OF CONTENTS

INTRODUCTION.....................................................................................5
FINANCIAL AND OTHER INFORMATION..................................................................5
FORWARD-LOOKING STATEMENTS.......................................................................5
PART I...........................................................................................6
ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........................6
ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE......................................6
ITEM 3.             KEY INFORMATION..............................................................6
A.      Selected Financial Data..................................................................6
B.      Capitalization and Indebtedness.........................................................17
C.      Reasons for the Offer and Use of Proceeds...............................................17
D.      Risk Factors............................................................................17
ITEM 4.             INFORMATION ON THE COMPANY..................................................25
A.      History and Development of the Company..................................................25
B.      Business Overview.......................................................................30
C.      Organizational Structure................................................................45
D.      Property, Plant and Equipment...........................................................46
ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................49
A.      Operating Results.......................................................................49
B.      Liquidity and Capital Resources.........................................................57
C.      Research and Development, Patents and Licenses, etc.....................................68
D.      Trend Information.......................................................................68
E.      Off Balance Sheet Arrangements..........................................................69
F.      Disclosure of Contractual Obligations...................................................69
G.      Safe Harbor.............................................................................70
ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................70
A.      Directions and Senior Management........................................................70
B.      Compensation............................................................................72
C.      Board Practices.........................................................................76
D.      Employees...............................................................................77
E.      Share Ownership.........................................................................77
ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................78
A.      Major Shareholders......................................................................78
B.      Related Party Transactions..............................................................78
C.      Interests of Experts and Counsel........................................................81
ITEM 8.             FINANCIAL INFORMATION.......................................................81
ITEM 9.             THE OFFER AND LISTING.......................................................82
A.      Offer and Listing Details...............................................................82
B.      Plan of Distribution....................................................................83
C.      Markets.................................................................................83
D.      Selling Shareholders....................................................................83
E.      Dilution................................................................................83
F.      Expenses of the Issue...................................................................83

ITEM 10.                ADDITIONAL INFORMATION..................................................84
A.      Share Capital...........................................................................84
B.      Memorandum and Articles of Association..................................................87
C.      Material Contracts......................................................................87
D.      Exchange Controls.......................................................................88
E.      Taxation................................................................................88
F.      Dividends and Paying Agents.............................................................95
G.      Statements by Experts...................................................................95
H.      Documents on Display....................................................................95
I.      Subsidiary Information..................................................................95
ITEM 11.                QUANTITIVE AND QUALITATIVE DISCLOSURES
                        ABOUT MARKETRISKS.......................................................95
ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN
                        EQUITY SECURITIES.......................................................97
PART II.........................................................................................97
ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.........................97
ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                        HOLDERS AND USE OF PROCEEDS ............................................97
ITEM 15.                CONTROLS AND PROCEDURES.................................................97
ITEM 16.                [RESERVED]..............................................................98
ITEM 16A.               AUDIT COMMITTEE FINANCIAL EXPERT........................................98
ITEM 16B.               CODE OF ETHICS..........................................................98
ITEM 16C.               PRINCIPAL ACCOUNTANT FEES AND SERVICES..................................98
ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                        COMMITTEES .............................................................99
ITEM 16E.               PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
                        AFFILIATED PURCHASERS ..................................................99
PART III.......................................................................................100
ITEM 17.                FINANCIAL STATEMENTS...................................................100
ITEM 18.                FINANCIAL STATEMENTS...................................................100
ITEM 19.                EXHIBITS...............................................................100
SIGNATURES              .......................................................................105
FINANCIAL STATEMENTS    .......................................................................F-1

                                  INTRODUCTION

References in this annual report to "Assure," "Company," "we," "us" and "our" refer to Assure Energy, Inc. and, unless the context requires otherwise, to its subsidiaries. Assure is amalgamated under the laws of Alberta, Canada. We refer to our wholly owned subsidiary, Assure Oil & Gas Corp. as Assure Oil & Gas, and we refer to our wholly owned subsidiary, Westerra 2000 Inc. as Westerra.

                         FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to "dollars" and "$" in this annual report are to, and all monetary amounts in this annual report are presented in, Canadian dollars. Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with accounting principles generally accepted in Canada, referred to as Canadian GAAP which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with accounting principles generally accepted in the United States (referred to as U.S. GAAP). The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of our financial position, and cash flows are set forth in Note 22 to our accompanying Consolidated Financial Statements.

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this annual report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

                           FORWARD-LOOKING STATEMENTS

Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the assumptions underlying our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

In particular, this report may contain forward-looking statements pertaining to the following:

o     oil and natural gas production levels;
o     capital expenditure programs;
o     the quantity of oil and natural gas reserves;
o     projections of market prices and costs;
o     supply and demand for oil and natural gas;
o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development; and
o     treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this registration statement:

o     volatility in market prices for oil and natural gas;
o     liabilities inherent in oil and natural gas operations;
o     uncertainties associated with estimating oil and natural gas reserves;
o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
o     incorrect assessments of the value of acquisitions;
o     geological,   technical,   drilling  and   processing   problems;   and
o fluctuations in foreign exchange or interest rates and stock market volatility.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus.

                                     PART I

ITEM  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM  2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM  3. KEY INFORMATION

A.    Selected Financial Data

Most of our operations are conducted by our Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars we adopted Canadian dollars as our reporting currency effective January 1, 2002. Comparative figures for prior periods have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as our reporting currency reduces the foreign currency fluctuations recorded as a result of translating our Canadian subsidiaries into US dollars. As substantially all of our operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will come from US dollar denominated accounts such as cash and US dollar Note payable. All numbers reported below are stated in Canadian dollars unless otherwise denoted.

The United States dollar amounts have been converted into Canadian dollar amounts, at the closing Bank of Canada rate for the period, for convenience purposes using either the average or the closing rate for the period end exchange rates shown below.

Twelve months ended December 31, 2004                               $1.2991
Twelve months ended December 31, 2003                               $1.3161
As at June 10, 2005(1)                                              $1.2497
As at December 31, 2004                                             $1.2020
As at December 31, 2003                                             $1.2965
As at December 31, 2002                                             $1.5776

(1) Stock options denominated in US dollars were translated using this exchange rate

The table below summarizes our selected annual financial data (stated in Canadian dollars) for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with Canadian generally accepted accounting principals. The information in the tables was extracted from the more detailed financial statements and related notes included with this annual report and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects". Note 22 of our financial statements included with this annual report sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles. Results for the indicated periods are not necessarily indicative of results for future periods. No information is provided for years prior to 2002 because 2002 was the first year we engaged in our present line of business and information for the years ended December 31, 2001 and 2000 cannot be provided on a restated basis without unreasonable effort or expense.

                                                                    SELECTED FINANCIAL INFORMATION ($CDN)-
                                                              Canadian Generally Accepted Accounting Principles
--------------------------------------------------------------------------------------------------------------------------
                                                        Year Ended              Year Ended               Year Ended
                                                    December 31, 2004       December 31, 2003        December 31, 2002(1)
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                                         715                    696                            36
Natural gas (Mcf/d)                                             2,417                  2,361                           860
Total (Boe/d)                                                   1,118                  1,090                           179
Average sales prices:
Crude oil ($/Bbl)                                    $          38.95       $          33.04          $              37.75
Natural gas ($/Mcf)                                  $           6.53       $           6.23          $               4.33
Total ($/boe)                                        $          39.04       $          34.95          $              28.32
Royalty expense ($/ Boe)                             $          (8.34)      $          (5.88)         $              (5.27)
Operating expense ($/ Boe)                           $         (13.91)      $         (12.73)         $              (7.18)
Netback ($/ Boe)                                     $          16.78       $          16.35          $              15.87

FINANCIAL
Revenues:
Crude oil & NGL's                                    $     10,195,428       $      4,390,809          $            490,689
Natural gas                                                 5,781,337              3,943,571                     1,359,327
--------------------------------------------------------------------------------------------------------------------------
                                                           15,976,765              8,334,380                     1,850,016
Royalty expenses                                           (3,413,404)            (1,400,856)                     (344,362)
Operating expenses                                         (5,694,504)            (3,035,185)                     (468,848)
--------------------------------------------------------------------------------------------------------------------------
Revenue less operating expenses from oil
and gas production                                          6,868,857              3,898,339                     1,036,806
--------------------------------------------------------------------------------------------------------------------------
Net loss                                             $     (3,662,782)      $    (12,409,986)         $         (1,030,208)
--------------------------------------------------------------------------------------------------------------------------
Net loss per share                                   $          (0.18)      $          (0.77)         $              (0.04)
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures (disposal) including
acquisition of business                              $     10,402,820       $     16,453,788          $          5,387,164
--------------------------------------------------------------------------------------------------------------------------
Long term liabilities                                $      6,631,999       $     11,461,096          $          1,112,121
--------------------------------------------------------------------------------------------------------------------------
Total assets                                         $     39,082,134       $     35,092,975          $         11,403,042
--------------------------------------------------------------------------------------------------------------------------
Common shares                                        $     25,256,913       $     15,597,103          $          6,248,491
--------------------------------------------------------------------------------------------------------------------------
Preferred shares                                     $      3,489,521       $      3,489,521          $          3,489,521
--------------------------------------------------------------------------------------------------------------------------
Warrants                                             $      2,070,001       $      1,976,913          $                 --
--------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares                   20,489,457             16,210,220                    27,924,740
--------------------------------------------------------------------------------------------------------------------------
Dividends (Preferred Shares)                         $        227,083       $        147,478          $                 --
--------------------------------------------------------------------------------------------------------------------------


NGLs - natural  gas  liquids

Bbls/d - barrels  of oil per day

Mcf/d -  thousand cubic feet per day

Mmcf/d - million cubic feet per day

Boe/d - barrels of oil equivalent per day
(A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead)

(1)Certain comparative figures have been restated to conform to the current period presentation

                                                                      SELECTED FINANCIAL INFORMATION ($CDN)-
                                                             United State Generally Accepted Accounting Principles
--------------------------------------------------------------------------------------------------------------------------
                                                        Year Ended              Year Ended               Year Ended
                                                    December 31, 2004       December 31, 2003        December 31, 2002(1)
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                                         715                  696                              36
Natural gas (Mcf/d)                                             2,417                2,361                             860
Total (Boe/d)                                                   1,118                1,090                             179
Average sales prices:
Crude oil ($/Bbl)                                     $         38.95    $           33.04              $            37.75
Natural gas ($/Mcf)                                   $          6.53    $            6.23              $             4.33
Total ($/boe)                                         $         39.04    $           34.95              $            28.32
Royalty expense ($/ Boe)                              $         (8.34)   $           (5.88)             $            (5.27)
Operating expense ($/ Boe)                            $        (13.91)   $          (12.73)             $            (7.18)
Netback ($/ Boe)                                      $         16.78    $           16.35              $            15.87

FINANCIAL
Revenues:
Crude oil & NGL's                                     $    10,195,428    $       4,390,809              $          490,689
Natural gas                                                 5,781,337            3,943,571                       1,359,327
--------------------------------------------------------------------------------------------------------------------------
                                                           15,976,765            8,334,380                       1,850,016
Royalty expenses                                           (3,413,404)          (1,400,856)                       (344,362)
Operating expenses                                         (5,694,504)          (3,035,185)                       (468,848)
--------------------------------------------------------------------------------------------------------------------------
Revenue less operating expenses from oil
and gas production                                          6,868,857            3,898,339                       1,036,806
--------------------------------------------------------------------------------------------------------------------------
Net loss                                              $    (4,647,023)   $     (12,647,232)             $       (1,105,566)
--------------------------------------------------------------------------------------------------------------------------
Net loss attributed to common share                   $    (5,529,565)   $     (14,206,930)             $       (1,862,224)
--------------------------------------------------------------------------------------------------------------------------
Net loss per share                                    $         (0.27)   $           (0.88)             $            (0.07)

Capital expenditures (disposal) including
acquisition of business                               $    10,402,820    $      16,453,788              $        5,387,164
--------------------------------------------------------------------------------------------------------------------------
Long term liabilities                                 $     5,182,845    $      10,007,096              $        1,112,121
--------------------------------------------------------------------------------------------------------------------------
Total assets                                          $    37,940,392    $      34,200,975              $       11,403,041
--------------------------------------------------------------------------------------------------------------------------
Common shares                                         $    25,256,913    $      15,597,103              $        6,248,491
--------------------------------------------------------------------------------------------------------------------------
Preferred shares                                      $     3,489,521    $       3,489,521              $        3,489,521
--------------------------------------------------------------------------------------------------------------------------
Warrants                                              $     2,070,001    $       1,976,913              $               --
--------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares                   20,489,457           16,210,220                      27,924,740
--------------------------------------------------------------------------------------------------------------------------
Dividends (Preferred Shares)                          $       227,083    $         147,478              $               --
--------------------------------------------------------------------------------------------------------------------------


NGLs - natural  gas  liquids

Bbls/d - barrels  of oil per day

Mcf/d -  thousand cubic feet per day

Mmcf/d - million cubic feet per day

Boe/d - barrels of oil equivalent per day
(A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead)

(1)Certain comparative figures have been restated to conform to the current period presentation

Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following summarizes the significant adjustments or disclosures which would be required to present these consolidated financial statements in accordance with U.S. generally accepted accounting principles.


Reconciliation to Accounting Principles Generally Accepted in the United States

The Corporation's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

a)    Reconciliation of Net Loss Under Canadian GAAP to U.S. GAAP

      Consolidated Statement of Operations - U.S. GAAP

                                                                                              For the year ended
                                                                                      December 31,            December 31,
                                                                  December 31,                2003                    2002
                                                                          2004   (restated Note 3b)      (restated Note 3b)
--------------------------------------------------------------------------------------------------------------------------
Net loss as reported in accordance with Canadian
principles                                                    $     (3,662,782)        (12,409,986)   $         (1,030,208)
                                                              ----------------    ----------------    --------------------

Impact of US principles:


  Amortization of debt discount (debenture)(1)                        (109,200)            (54,600)                     --


  Amortization of debt discount (long term debt)(2)                   (152,153)           (102,480)                     --


  Asset retirement obligation(6)                                            --             (86,700)                     --


  Depletion(7)                                                      (1,542,224)           (916,300)                     --


  Future tax expense                                                   621,648           1,115,600                      --


  Stock compensation(3)                                                197,688            (184,366)                (75,358)


  Foreign exchange                                                          --              (8,400)                     --
                                                              ----------------    ----------------    --------------------

  Net U.S. GAAP adjustments                                           (984,241)           (237,246)                (75,358)
                                                              ----------------    ----------------    --------------------


  Net loss for the year in accordance with U.S. principles          (4,647,023)        (12,647,232)             (1,105,566)


  Less dividend on preferred shares(10)                               (227,083)           (147,478)                     --


  Less amortization of beneficial conversion on preferred
  shares10, (11)                                                      (655,459)         (1,412,220)               (756,658)
                                                              ----------------    ----------------    --------------------

Net loss attributed to common stock in accordance with U.S.
principles                                                          (5,529,565)        (14,206,930)             (1,862,224)
--------------------------------------------------------------------------------------------------------------------------
Loss per common share in accordance with U.S. principles

  Basic and diluted                                                      (0.27)              (0.88)                  (0.07)
--------------------------------------------------------------------------------------------------------------------------

                                                    Year Ended            Year Ended            Year Ended
                                                December 31, 2004     December 31, 2003     December 31, 2002
-------------------------------------------------------------------------------------------------------------
                                                                          Note 3(b)
REVENUE
Petroleum and natural gas sales                  $     15,976,765      $      8,334,380      $      1,850,016
Less: royalties, net of tax credits                     3,413,404             1,400,856               344,362
-------------------------------------------------------------------------------------------------------------

Net petroleum and natural gas revenue                  12,563,361             6,933,524             1,505,654

EXPENSES

Asset retirement obligation - accretion                    78,507                65,515                    --
Depletion and depreciation                              8,151,956            14,224,353             1,103,092
Foreign exchange gain                                    (112,242)              141,947              (183,658)
General and administrative                              4,735,877             2,675,476             1,141,315
Interest1, (2)                                          1,126,898             1,013,427                37,833
Production and operating costs                          5,694,504             3,035,185               468,848
-------------------------------------------------------------------------------------------------------------
                                                       19,675,500            21,155,903             2,567,431
-------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)

Equity income                                              28,025                68,531                    --
Loss on dilution                                         (350,401)                   --                    --
Interest and other income                                    (656)                   --                    --
-------------------------------------------------------------------------------------------------------------
                                                         (323,032)               68,531                    --
-------------------------------------------------------------------------------------------------------------

Loss before income taxes                               (7,435,171)          (14,153,848)           (1,061,777)
-------------------------------------------------------------------------------------------------------------

Income tax expense (recovery) - current                    38,223              (279,041)                  360
Income tax expense (recovery) - future                 (2,098,149)           (1,206,124)               43,429
-------------------------------------------------------------------------------------------------------------
Total income tax expense (recovery)                    (2,059,926)           (1,485,165)               43,789
-------------------------------------------------------------------------------------------------------------

Net loss after taxes                                   (5,024,844)          (12,668,683)           (1,105,566)

Minority interest in consolidated subsidiary              728,222                21,451                    --
-------------------------------------------------------------------------------------------------------------
Net loss for the period                                (4,647,023)          (12,647,232)           (1,105,566)
-------------------------------------------------------------------------------------------------------------


b)    Comparative information


      The revenue and net loss as reported in US GAAP for the year ended December 31, 2003 differs from the amounts previously reported by an immaterial amount due to a correction in the accounting for realized hedging gains. The ending net equity amount remains unchanged.

c)    Condensed Consolidated Balance Sheet

--------------------------------------------------------------------------------------------------------------------------------
                                                  Canadian                                    Canadian
                                               Principles at        US Principles at       Principles at        US Principles at
                                             December 31, 2004     December 31, 2004     December 31, 2003     December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets                               $       3,819,065     $       3,819,065     $       8,482,514     $       8,482,514

Deposits                                                53,200                53,200               159,581               159,581

Investment                                             927,626               927,626               899,601               899,601

Property and equipment8,(12)                        34,282,243            33,140,501            25,551,279            24,659,279
                                             -----------------     -----------------     -----------------     -----------------

                                             $      39,082,134     $      37,940,392     $      35,092,975     $      34,200,975
                                             =================     =================     =================     =================

Liabilities
Current liabilities(1)                       $      17,929,846     $      17,929,846     $      15,681,950     $      15,572,750
Long term debt(2)                                    3,131,412             2,825,765             4,370,595             3,912,795
Asset retirement obligation(7)                       1,279,702             1,315,902             1,088,682             1,124,882
Future taxes                                         2,220,885             1,041,178             2,716,255             1,683,855
Minority interest                                           --                    --             3,285,564             3,285,564
                                             -----------------     -----------------     -----------------     -----------------

                                                    24,561,845            23,112,691            27,143,046            25,579,846


Shareholders' Equity(5,6)                           14,520,289            14,827,701             7,949,929             8,621,129
                                             -----------------     -----------------     -----------------     -----------------
                                             $      39,082,134     $      37,940,392     $      35,092,975     $      34,200,975
                                             =================     =================     =================     =================

--------------------------------------------------------------------------------------------------------------------------------

d)    Reconciliation of Shareholders' Equity under Canadian GAAP to US GAAP:

---------------------------------------------------------------------------------------------------------
                                                                     December 31,            December 31,
                                                                             2004                    2003
---------------------------------------------------------------------------------------------------------
Shareholders' Equity as reported with Canadian principles              14,520,289               7,949,929


   Beneficial conversion feature(1)                                       163,800                 163,800


   Proceeds from warrant sale (long term debt) (2)                        560,280                 560,280


   Stock compensation expense (recovery)(3)                                62,037                 259,724


   Valuation of shares issued in amalgamation of    Quarry(12)            818,141                      --


   Amortization of debt discount (debenture)(1)                          (163,800)                (54,600)


   Amortization of debt discount (long term  debt)(2)                    (254,633)               (102,480)


   Asset retirement obligation(7)                                         (86,700)                (86,700)


   Depletion(8)                                                        (2,458,524)               (916,300)


   Future tax expense                                                   1,737,248               1,115,600


   Stock compensation(3)                                                  (62,037)               (259,724)


   Foreign exchange                                                        (8,400)                 (8,400)
                                                                  ---------------------------------------
Shareholders' Equity in accordance with U.S. Principles                14,827,701               8,621,129


---------------------------------------------------------------------------------------------------------

            (1) On July 28, 2003, the Company issued through a subsidiary a debenture payable for $1,250,000. The holder has the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. In accordance with US principles, the face value of the debenture payable has been reduced for the beneficial conversion option of $163,800 and had been accounted for in the accompanying consolidated statement of shareholders' equity as additional paid-in capital and a discount on the debenture. This amount will be amortized over 15 months. The charge for amortization in the period was $109,200 (December 31, 2003 - $54,600).

            (2) On March 15, 2003, the Company entered into a six year Subordinated Promissory Note Payable (the "Subordinated Note") with a foreign entity with a principal balance of US $4,500,000. This Subordinated Note is unsecured and accrues interest at 7.7.5% per annum. The Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of US $3.10 per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003. In accordance with US principles, the Company allocated the proceeds of the financing based on relative fair values. The value attributed to the warrants was $560,280 (US$400,000) of which $152,153 (US$108,681) was amortized in the period (December 31, 2003 - $102,480 (US$73,200)) as interest expense. The remaining $305,647 (US$218,318) has been netted against long-term debt as debt discount.

            (3) The Company's functional and reporting currency is Canadian dollars and the Company's stock options and exercise prices are denominated in US dollars. In addition, there are options issued to consultants that vest over a period of time. As a result, for U.S. principles, the options issued prior to January 1, 2003 have been accounted for using variable accounting under APB 25. Effective January 1, 2003 the Company adopted the fair value basis of accounting under FAS 123 for all options issued after January 1, 2003.

            (4) In accordance with Canadian principles, the Company records dividends in the statement of deficit. For US principles, preferred stock dividends are to be recorded against contributed surplus. Under U.S principles, preferred stock dividends are also considered in calculating the net loss per common share.

            (5) Foreign currency translation adjustment - Under Canadian GAAP, foreign exchange gain translations of opening balance sheet information can be done using a translation of convenience methodology in the initial period when a Company changes its reporting currency. Any net gain or loss is reflected as a separate component of equity. Under U.S. GAAP, such foreign currency translation gains and losses are income to be reflected in the earnings based on the rates prevailing during each fiscal period of operations. As such, the amount included in the separate component of shareholders' equity would be reclassified to deficit under US GAAP.

            The above two GAAP differences identified above (5 and 6) will affect accumulated deficit, but will have no net effect on total shareholders' equity.

            (6) In 2003, the Company early adopted the Canadian accounting standard for asset retirement obligations, as outlined in the CICA handbook section 3110. This standard is equivalent to U.S. FAS 143 "Accounting for Asset Retirement Obligations", which was effective for fiscal periods beginning on or after January 1, 2003. Early adopting the Canadian standard avoided a U.S. GAAP reconciling item in respect to accounting for the obligation. No retroactive adjustment was made to 2002 as the net effect was not material.

            (7) The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respects. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing to determine whether impairment exists. Any impairment amount is measured using the fair value of proved and probable reserves excluding the tax effect of the write down.

            In computing its consolidated net earnings for U.S. GAAP purposes, the Company recorded additional depletion in 2003 as a result of the application of the tax effect on the ceiling test. These charges were not required under the Canadian GAAP ceiling tests. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

            In 2003, the Company adopted the new Canadian guideline AcG-16 which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect between the end of the year and the finalization of the year end audit and current costs, and after deducting estimated production related expenses, abandonment and reclamation costs, and applicable taxes. When the carrying value of the cost center exceeds the undiscounted value of future net revenues from proved oil and gas reserves, the Company is required to determine the fair value of proved and probable reserves and a writedown, if any is recorded. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices as at the latest balance sheet date. Unproved properties are tested separately for impairment. For U.S. principles, entities are required to use discounted future net revenues (discounted at 10%) based on unescalated current pricing.

            For the ceiling test, under Canadian principles, impairment is measured using discounted forecast prices of proved and probable reserves. Under U.S. principles, impairment is measured using current prices of proved reserves discounted at 10%. In computing its consolidated net earnings for U.S. GAAP purposes for the Company there was a $1,693,864 writedown as a result of the application of the US ceiling test at December 31, 2004 (December 31, 2003 - $963,900).

            (8) U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from gains on hedging activities.


            (9 In calculating earnings attributable to common shares under U.S. GAAP principles requires deducting dividends on preferred shares and amortization of the beneficial conversion feature of the preferred shares. Under Canadian GAAP principles dividends are a reduction of shareholders equity. Under Canadian GAAP principles does not recognize the amortization of the beneficial conversion feature of the preferred shares.

            (10) Under US GAAP the face value of the Series A and B preferred shares has been reduced for the effect of the total beneficial conversion option value of $2,824,337 (US$1,841,333) and has been accounted for in the accompanying consolidated statement of stockholders' equity as additional paid-in capital and a discount on these preferred shares for the year ended December 31, 2002. This beneficial conversion amount will be amortized over 2 years. The charge for amortization affecting the net loss attributed to common stock in the accompanying statements of operations for the year ended December 31, 2004 $655,459 (US$427,328) (December 31, 2003 was
            $1,412,220  (US$920,700)  ,year ended  December  31,  2002  $756,658
            (US$493,305)). Under Canadian principles there is no recognition of the beneficial conversion option value attributable to preferred shares.

            (11) Under US GAAP principles the value ascribed to the transaction between Assure and Quarry as described in Note 2 is to be based on trading prices of Assure's stock around the announcement date. In Canadian GAAP, consideration was given to block discounts and other qualitative factors. As a result, the purchase price of the properties was determined to be $1,292,482 higher of which $818,141 was attributed to the value of the common shares issued and $474,341 to related future tax liabilities. As a result of this additional purchase price discrepancy, depletion increased for the year by an equivalent amount as the excess was written off as additional depletion upon applying the U.S. GAAP ceiling test.

e)    Recent Developments in Accounting Standards

      In December of 2004, the Financial Accounting Standards Board ("FASB") issued SFAS "Share Based Payments" which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of FASB statement No. 123, "Accounting for Stock-Based Compensation". This statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after June 15, 2005, but earlier adoption is encouraged. We adopted FAS 123 using the modified prospective approach effective January 1, 2003There is no expected impact upon adoption of FAS 123R.

      In December of 2004, FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of SFAS No. 153 will not have any impact on our financial statements.


Summary of Exchange Rates for the 3-year Period - 2002 to 2004

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

           Exchange Rate                    2004           2003          2002
                                            ----           ----          ----
                                            1.2020         1.2965        1.5776
Rate at the End of the Period(1)
                                            1.2991         1.3161        1.5648
Average Rate(2)
                                            1.3957         1.5672        1.6125
High Rate(1)
                                            1.1759         1.2943        1.5122
Low Rate (1)

Notes:

(1)   The rate of exchange is the Bank of Canada closing rate for the period.
(2)   The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from December 2004 to May 2005 are as follows:

           Dec. 2004      Jan. 2005      Feb. 2005      March 2005       April 2005       May 2005
           ---------      ---------      ---------      ----------       ----------       --------
Closing    1.2020         1.2412         1.2335         1.2096           1.2585           1.2552
Average    1.2991         1.2245         1.2383         1.2157           1.2374           1.2553
Hi         1.2414         1.2412         1.2559         1.2438           1.2585           1.2696
Low        1.1837         1.2003         1.2249         1.2018           1.2151           1.2372

B.    Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.    Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.    Risk Factors

An investment in our securities involves a high degree of risk. Investors need to carefully consider the following risk factors, in addition to other information contained in this Annual Report and the Exhibits hereto.

An investment in our common stock involves certain risks. In evaluating us and our business, investors should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this Annual Report.

We Have A History Of Losses And An Accumulated Deficit And Expect To Continue to Incur Losses Until We Establish Profitable Business Operations. This Could Drive The Price Of Our Stock Down

We have experienced operating losses since our inception. As at December 31, 2004 we had an accumulated deficit in the amount of $17,612,056. We expect to incur additional operating losses until we are able to establish profitable business operations. If we fail to establish profitable business operations and continue to incur losses, the price of our common stock can be expected to fall.

Exploration, Development and Production Costs Are High Which Makes Our Business Capital Intensive. No Assurance Can Be Given That We Will Make Prudent Decisions Respecting Our Drilling Programs

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by us will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. We have limited reserves and producing oil and gas properties and a limited history of business operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on our future results of operations, liquidity and financial condition.


Prices, Markets and Marketing of Crude Oil and Natural Gas Are Beyond Our Control And Will Impact Our Results Of Operations

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond our control. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices or natural gas prices, leading to a reduction in the volume of our oil and gas reserves. We might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in our future net production revenue, causing a reduction in our oil and gas acquisition and development activities. In addition, bank borrowings available to us are in part determined by our borrowing base. A sustained material decline in prices from historical average prices could limit or reduce our borrowing base, thereby reducing the bank credit available to us, and could require that a portion of any existing bank debt of ours be repaid.

In addition to establishing markets for our oil and natural gas, we must also successfully market our oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by us will be affected by numerous factors beyond our control. We will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us. Our ability to market our natural gas may depend upon our ability to acquire space on pipelines which deliver natural gas to commercial markets. We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. We have limited direct experience in the marketing of oil and natural gas.


Our Cash Flows Are Dependent On Our Ability To Maintain Or Increase Our Oil And Natural Gas Reserves

Our future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on us successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves we may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in our reserves will depend not only on our ability to develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. There can be no assurance that our future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.


Our Business Is Subject To Numerous Operating Risks Not All Of Which Are Covered By Insurance. The Occurrence Of An Uninsured Event Could Have A Material Adverse Effect On Our Financial Position And Results Of Operations

      Our business involves a variety of operating risks, including but not limited to:

            o     Blowouts, cratering and explosions;
            o     Mechanical problems;
            o     Uncontrolled flows of oil, natural gas or well fluids;
            o     Fires;
            o     Formations with abnormal pressures;
            o     Pollution and other environmental risks; and
            o     Natural disasters

The operation of our natural gas gathering and pipeline systems also involves various risks of explosions and environmental hazards caused by pipeline leaks and ruptures. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase these risks. Any of these events could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations.


Failure To Realize The Expected Benefits From Our Amalgamation With Quarry Oil & Gas Ltd. Will Have A Material Adverse Effect On Our Financial Position And Results Of Operations

We may not realize the anticipated benefits from our amalgamation with Quarry Oil & Gas Ltd. ("Quarry"). We entered into an Arrangement Agreement with Quarry to strengthen our position in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the businesses of Assure and Quarry.


Many Of Our Competitors Have Greater Financial And Human Resources Than We Do Which Makes It More Difficult For Us To Compete With Them

The petroleum industry is characterized by intense competition. We compete with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Our competitors include oil and gas companies which have greater financial resources, staff and facilities than we do. Our ability to increase reserves in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Our Reserves Estimates Are Subject To Uncertainties; Many Of Which Are Beyond Our Control. An Overestimate Of Our Reserves Would Result In Lower Revenues Than We Are Expecting And Have A Detrimental Effect On Our Revenues And Operating Results

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that will be beyond our control. The reserve and cash flow information set forth in this Annual Report represent estimates only. The reserves and estimated future net cash flow from each of our properties have been independently evaluated in our Engineer's Reports. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond our control. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Defects In The Chain Of Title With Respect To Our Oil And Gas Properties Could Hurt Our Financial Condition

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of ours which could result in a reduction of the revenue received by us.


Costs Associated With Compliance With Environmental Regulations May Adversely Affect Our Results Of Operations And Financial Condition

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require us to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Our exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject us to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity with our operations and facilities. The direct or indirect costs of these regulations may adversely affect our business.


Foreign Currency Exchange Rate Risk Could Impact Our Operating Results

As energy commodity prices are primarily priced in US dollars a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates. We do not hedge this exposure. While to date this exposure has not been material it may become so in the future. In addition to oil and gas commodity prices we have a subordinated promissory note payable in US dollars. As the Canadian dollar depreciates the value of our debt increases.

Compliance With The Kyoto Protocol May Increase Our Operating Expenses

The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government's greenhouse gas reduction strategy. The Climate Change Working Group of the Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. As the federal government has yet to release a detailed Kyoto compliance plan, we are unable to predict the impact of potential regulations upon our business. It is possible however, that we will experience increases in operating costs in complying with the greenhouse gas emissions legislation.



Unavailability Of Drilling Equipment And Access Restrictions May Delay Our Exploration And Development Activities

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.


We Do Not Intend To Pay Dividends On Our Common Stock For The Foreseeable Future, Which May Reduce Your Return On Investment In Our Common Stock

We have not paid any cash dividends, nor do we contemplate or anticipate paying any dividends upon our common stock in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.


We May Need Additional Financing Which May Not Be Available And, If Available, Might Only Be Available On Unfavorable Terms. Our Failure To Obtain Financing, If Needed, Would Hinder Our Operations And Our Ability To Achieve Profitability.

We have principally funded our operations to date through sales of our equity and debt securities. We expect to continue to raise funds in the future through sales of our debt or equity securities and through loans until such time, if ever, as we are able to operate profitably. There can be no assurance given that we will be able to obtain funds in such manner or on terms that are beneficial to us. Our inability to obtain needed funding can be expected to have a material adverse effect on our operations and our ability to achieve profitability.

Sales Of Shares Eligible For Future Sale Could Depress The Market Price For Our Common Stock. As of June 10, 2005 we had issued and outstanding:

            o 24,384,844 shares of our common stock;

            o options to purchase 1,385,000 shares of our common stock at an exercise price of $1.25(US$ 1.00) per share;

            o warrants to purchase 8,907,600 shares of our common stock at exercise prices ranging from $0.42 (US$.333) to $5.06 (US$4.05) per share;

            o 17,500 shares of convertible Series A Preferred Stock convertible into approximately 1,750,000 shares of our common stock; and

            o 5,250 shares of convertible Series B Preferred Stock convertible into approximately 450,000 shares of our common stock.

Subsequent to June 10, 2005 we issued an aggregate of 434,681 shares of our common stock, an aggregate of 530,200 warrants expired, and an aggregate of 1,385,000 options were cancelled.

All of the shares of Series A Preferred Stock and Series B Preferred Stock are presently convertible. All of our outstanding options are presently exercisable. All of our outstanding warrants are presently exercisable. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well.

While these securities are outstanding, the holders will have the opportunity to profit from a rise in the price of our securities with a resulting dilution (upon exercise or conversion) in the value of the interests of our other security holders. Our ability to obtain additional financing during the period these convertible securities are outstanding may be adversely affected and their existence may have a negative effect on the price of our securities. The holders of these securities are likely to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to us than those of the outstanding warrants and convertible promissory notes.


We Are Not Subject To The Same Corporate Governance Standards As Exchange Listed Companies. This May Affect Market Confidence And Company Performance. As A Result, Our Business Could Be Harmed And The Price Of Our Stock Could Decrease.

Registered  exchanges  and the Nasdaq  National  Market  have  adopted  enhanced corporate  governance  requirements  that  apply  to  issuers  that  list  their securities on those markets. These standards deal with the rights and responsibilities of a company's management, its board, shareholders and various stakeholders. How well companies are run may affect market confidence as well as company performance. Our common stock is quoted on the OTC Bulletin Board, which does not have comparable requirements. As a result, our business and the price of our stock may be adversely affected.

Our  Administrative   Costs  And  Expenses  Resulting  From  The  Sarbanes-Oxley
Regulations Have Increased And Will Continue To Increase, Adversely Affecting Our Financial Condition And Results Of Operations.

We face corporate governance requirements under the Sarbanes-Oxley Act of 2002 and SEC rules adopted thereunder. These regulations increased our legal and financial compliance and made some activities more difficult, time-consuming and costly. Our expenses may continue to increase as we continue to implement these new regulations.


Corporate Governance Requirements And The Small Market Location Of Our Principal Office Have Made It More Difficult To Attract Qualified Officers and Directors. As A Result, Our Business May Be Harmed And The Price Of Our Stock May Be Adversely Affected.

Corporate governance requirements have increased the role and responsibilities of directors and executive officers of public companies. We have obtained directors and officers liability insurance to mitigate any potential risks.

Our principal office is located in Calgary, Alberta, Canada which is a small market city that is a center for many oil and gas companies in Canada. As such we have difficulty attracting and retaining the skilled people necessary to efficiently run a public oil and gas company. An inability to attract and retain the proper people could result in missed opportunities, lost production, an over-reliance on outside consultants, or inefficient operations. Further, efforts to meet public company filing deadlines in a timely manner could be affected.


If We Fail To Maintain Effective Internal Controls Over Financial Reporting, The Price Of Our Common Stock May Be Adversely Affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Our internal controls over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock.

Failure to establish those controls, or any failure of those controls once established, could adversely impact the public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify other weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our independent registered public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.


Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act Of 2002 Are Uncertain, And If We Fail To Comply In A Timely Manner, Our Business Could Be Harmed And Our Stock Price Could Decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our independent registered public accountant. This requirement will first apply to our annual report for our fiscal year ending December 31, 2006. The standards that must be met for management to assess the effectiveness of the internal control over financial reporting are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If management cannot assess our internal control over financial reporting as effective, or our independent registered public accounting firm is unable to issue an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.


There Is A Limited Public Market For Our Common Stock. Unless Such Market Is Expanded You May Have Difficulty Selling Shares Of Our Common Stock.

To date there has been only a limited and sporadic public market for our common stock. There can be no assurance that an active and more reliable public market will develop in the future or, if developed, that such market will be sustained. Purchasers of shares of our common stock may, therefore, have difficulty in reselling such shares. As a result, investors may find it impossible to liquidate their investment in us should they desire to do so. Our common stock is currently traded in the over-the-counter market and quoted on the OTC Bulletin Board. As at the date hereof, we are not eligible for inclusion in NASDAQ or for listing on any US national stock exchange. At the present time, we are unable to state when, if ever, we will meet the Nasdaq application standards. Unless we are able to increase our net worth and market valuation substantially, we will never be able to meet the eligibility requirements of NASDAQ. Moreover, even if we meet the minimum requirements to apply for inclusion in The Nasdaq SmallCap Market, there can be no assurance that approval will be received or, if received, that we will meet the requirements for continued listing on the Nasdaq SmallCap Market. Further, Nasdaq reserves the right to withdraw or terminate a listing on the Nasdaq SmallCap Market at any time and for any reason in its discretion. If we are unable to obtain or to maintain a listing on the Nasdaq SmallCap Market, quotations, if any, for "bid" and "asked" prices of the common stock would be available only on the OTC
Bulletin Board where our common stock is currently quoted or in the "pink sheets". This can result in an investor's finding it more difficult to dispose of or to obtain accurate quotations of prices for our common stock than would be the case if our common stock were quoted on the Nasdaq Small Cap Market. Irrespective of whether or not our common stock is included in the Nasdaq SmallCap system, there can be no assurance that the public market for our common stock will become more active or liquid in the future.


Failure To Achieve A Canadian Stock Exchange Listing Will Result In Decreased Liquidity For Our Common Stock

Our common stock is not presently listed on a Canadian stock exchange. The absence of such a listing may provide decreased liquidity in respect of our common shares.


ITEM  4. INFORMATION ON THE COMPANY

A.    History and Development of the Company


History

We are an independent energy company engaged in the exploration, development, acquisition and production of petroleum and natural gas from properties primarily located in Western Canada. We were incorporated on August 11, 1999 in the State of Delaware under the name Inventoy.com, Inc. On May 1, 2002 we amended our Certificate of Incorporation to change our name to Assure Energy,

Inc.

We effected a stock split on a 4 for 1 basis following the close of business on March 6, 2002, and as a result the 5,221,000 common shares issued and outstanding on the record date of February 25, 2002 were increased after March 6, 2002 to 20,884,000 common shares. We effected a further stock split on a 3 for 2 basis following the close of business on September 17, 2002, where the shareholders of record holding 10,244,000 common shares as of the close of business on September 10, 2002 held, after the close of business on September 17, 2002, an aggregate of 15,366,000 shares.

On September 11, 2003, we reincorporated from Delaware to Nevada for the purpose of taking advantage of the Nevada continuance statute. The reincorporation was effected through a plan and agreement of merger between Assure Energy, Inc., a Delaware corporation, hereinafter referred to as "Assure Delaware", and us. The merger was approved by the shareholders holding a majority of the outstanding shares of Assure Delaware.

Effective February 6, 2004, we continued from the State of Nevada into the Province of Alberta, pursuant to Articles of Continuance. As an Alberta corporation we are subject to the Alberta Business Corporations Act.

On December 17, 2004 our then wholly owned subsidiary, Assure Holdings Inc. amalgamated with Quarry Oil & Gas Ltd. pursuant to Section 184(1) of the Alberta Business Corporations Act and continued as Assure Holdings Inc. Immediately thereafter, Assure Holdings Inc. amalgamated with us pursuant to Section 184(1) of the Alberta Business Corporations act and continued as Assure Energy, Inc.

Our registered and principal office is located at Suite 800, 521 - 3rd Avenue S.W., Calgary Alberta, T2P 3T3. Our telephone number at this address is (403) 266-4975. Our books and financial records are located in our registered and principal offices and can be viewed during normal business hours. Our public filings can be accessed and viewed through the Electronic Data Gathering and Retrieval System at www.sec.gov and through the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com. Our registrar and stock transfer agent is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004-1123. Our common stock trades on the NASD OTC BB under the symbol ASURF

General Development of our Business

We are an independent energy company engaged in the acquisition, exploration, development and production of petroleum and natural gas from properties primarily located in Western Canada.

From our inception through April, 2002, we had the objective to license toy designs to toy manufacturers and act as a toy inventor's agent in licensing toy designs developed by others. No operations in this area were ever commenced. Our management looked at other areas of business to enhance shareholder value, and effective April 23, 2002 signed an acquisition agreement with Assure Oil & Gas Corp., an Ontario, Canada corporation and its shareholders. Prior to that transaction, we signed an asset purchase agreement with an affiliated entity, Inventoy.com International, Inc. effective March 14, 2002, assigning all rights, titles and inclusive interests in and to all patents, trademarks, trade names, technical processes, know-how and other intellectual property owned by us.

Acquisition of Assure Oil & Gas Corp.

Effective April 23, 2002, we signed an acquisition agreement (the "Acquisition Agreement") to acquire Assure Oil & Gas Corp. The Acquisition Agreement involved the acquisition of all of Assure Oil & Gas Corp.'s issued and outstanding capital stock, making Assure Oil & Gas Corp. a wholly owned subsidiary, in exchange for 2,400,000 units, each unit consisting of one share, one Class A Warrant and one Class B Warrant. Each Class A Warrant, as amended, entitles the holder thereof to acquire one share of our common stock at a price of US$0.50 per share at any time or from time to time during the four year period commencing on October 1, 2003 and expiring on September 30, 2007. Each Class B Warrant, as amended, entitles the holder thereof to acquire one share of our common stock at a price of US$1.00 per share at any time or from time to time during the four year period commencing on July 1, 2004 and expiring on June 30, 2008. As the result of the September 17, 2002 3:2 forward stock split the 2,400,000 units became 3,600,000 units, consisting of 3,600,000 common shares, 3,600,000 Class A Warrants and 3,600,000 Class B Warrants. Similarly, the exercise price for each Class A Warrant became US$0.333 and the exercise price for each Class B Warrant became US$0.667 per share. As at June 10, 2005 we had 1,593,900 A Warrants and 3,600,000 B Warrants outstanding. In furtherance of the Acquisition Agreement, on May 1, 2002 we amended our Certificate of Incorporation to change our name from Inventoy.com, Inc. to Assure Energy, Inc.


Business of Assure Oil & Gas Corp.

Assure Oil & Gas Corp. is actively engaged in the exploration, development, acquisition and production of petroleum and natural gas properties primarily located in Western Canada. In October 2000 Assure Oil & Gas Corp. commenced its oil and gas operations as part of an initiative to create cash flow by participating in a Farmout Agreement to drill a prospective Elkton zone natural gas well. As at December 31, 2004, Assure Oil & Gas Corp. has acquired varying interests, through farmout participations, asset purchases and acquisitions of crown land rights in approximately 5713 gross acres (2384 net acres) of both producing and prospective petroleum and natural gas properties in the Western Sedimentary Basin of Western Canada. Assure Oil & Gas Corp. has 61 producing oil wells with working interests therein ranging from 36%-100%. Assure Oil & Gas Corp. has 10 producing gas wells. Working interests in these gas wells vary from 12% to 100%.

Assure Oil & Gas Corp. plans to continue to explore, develop or acquire petroleum and natural gas properties to increase cash flow, and to build petroleum and natural gas reserves. Assure Oil & Gas Corp. anticipates continuing exploration and development activities that could include infill drilling of current proved and producing properties, seismic interpretation of prospective properties and exploratory drilling. Acquisitions could include lands, licenses and leases, producing well bores or corporate acquisitions and/or mergers. Assure Oil & Gas Corp. also may from time to time acquire, or enter into strategic alliances with complementary businesses to achieve these objectives.

Acquisition of Westerra 2000 Inc.

On May 30, 2002 Assure Oil & Gas Corp. entered into a share purchase agreement (the "Share Purchase Agreement") with the three shareholders of Westerra 2000 Inc., an Alberta, Canada corporation engaged in the exploration, development and production of oil and gas properties primarily located in Alberta and Saskatchewan, Canada. Pursuant to the Share Purchase Agreement, Assure Oil & Gas Corp. acquired all of the capital stock of Westerra 2000 Inc. The purchase price was CDN$3,450,000 consisting of (i) CDN$2,677,704 paid, on behalf of Westerra 2000 Inc., to Alta Gas Services Inc. pursuant to a June 1, 2001 Loan Agreement between Westerra 2000 Inc. and Alta Gas Services Inc.; (ii) CDN$422,296 paid to the three shareholders of Westerra 2000 Inc. on a pro rata basis in proportion to their share ownership in Westerra 2000 Inc.; and (iii) CDN$350,000 payable to the three shareholders of Westerra 2000 Inc. on a pro rata basis in proportion to their share ownership in Westerra 2000 Inc. following the resolution of title deficiencies on certain properties. The parties deemed the effective date of the Share Purchase Agreement to be April 1, 2002. As a consequence thereof, Assure Oil & Gas Corp. paid an additional CDN$34,165 to Alta Gas Services Inc., which represented additional interest due under the loan agreement. As a further consequence, net revenues and prepaid expenses of Westerra 2000 Inc., attributable to the period ending after April 1, 2002 but received by Westerra 2000 Inc. prior to May 30, 2002, were credited to Assure Oil & Gas Corp. The title deficiencies referred to above were resolved in January 2003 but Assure did not release the CDN $350,000 to the three shareholders of Westerra 2000 Inc. based on certain disputes. Consequently, the three shareholders commenced an action against us in Calgary, Alberta on February 19, 2003 seeking release of the CDN $350,000 together with interest. The disputes were resolved pursuant to our February 10, 2004 settlement of this action.

Business of Westerra 2000 Inc.

As at December 31, 2004, Westerra 2000 Inc. owns certain natural gas and oil interests in approximately five sections of land (3,621 acres gross - 2,237 acres net) in the Lloydminster area along the provincial border of Alberta and Saskatchewan (the "Westerra interests"). Westerra 2000 Inc. has 10 producing oil wells with working interests therein ranging from 22% to 100%. Westerra 2000 Inc. also has 10 producing gas wells, each with a working interest of 60%.

Westerra 2000 Inc. plans to continue to explore, develop or acquire petroleum and natural gas properties to increase cash flow, and to build petroleum and natural gas reserves. Westerra 2000 Inc. anticipates an exploration program that could include infill drilling of current proved and producing properties, seismic interpretation of prospective properties and exploratory drilling. Acquisitions could include lands, licenses and leases, producing well bores or corporate acquisitions. Westerra 2000 Inc. also may from time to time acquire, or enter into strategic alliances with complementary business to achieve these objectives.

Acquisition of Quarry

Effective, July 28, 2003 we completed the acquisition of 6,267,500 common shares of Quarry Oil & Gas Ltd. ("Quarry"), pursuant to a March 6, 2003 Share Purchase Agreement (the "Share Purchase Agreement") among us, Quarry, and certain Quarry shareholders including Al J. Kroontje, Trevor G. Penford, Karen Brawley-Hogg, Donald J. Brown and Troon Investments, Ltd. (collectively the "Sellers"). We subsequently received an additional 482,500 Quarry shares from the Sellers resulting in the aggregate purchase of 6,750,000 Quarry shares (the "Acquisition Shares") pursuant to the Share Purchase Agreement. These 6,750,000 shares together with the 169,900 Quarry shares already owned by us represented approximately 48.5% of the outstanding common shares of Quarry. The Acquisition Shares were purchased by us at a price of CDN$1.3278 per share or CDN$9,611,706 on an aggregate basis.

The Share Purchase Agreement provided for the transfer of certain Quarry assets (the "Excluded Assets") by Quarry, prior to closing, to a Quarry subsidiary, 51% of which was sold to a company controlled by Al J. Kroontje one of the Sellers on the closing date of the Share Purchase Agreement, at a purchase price of CDN$867,662. The purchase price represented 51% of the adjusted net book value of the Excluded Assets as at the date of the Share Purchase Agreement. The Share Purchase Agreement also provided for the payment by Quarry to Al Kroontje or his designees, the sum of CDN$592,500 representing:

      (a) salary compensation to Mr. Kroontje for the six years ended December 31, 2000 when Mr. Kroontje did not receive any compensation for serving as an officer and director of Quarry;
      (b)   severance pay; and
      (c)   a retirement allowance.

Payment in full was made to Mr. Kroontje at closing. In furtherance of our obligations under the Share Purchase Agreement, in September 2003, we presented to Quarry and the Sellers, an experienced, previously successful management team for Quarry. The members of the management team were Harvey Lalach, Colin McNeil, Timothy Chorney, Cameron Bogle and Colin Emerson. Through Assure Oil & Gas Corp., effective September 15, 2003, we entered into a Management Services Agreement with Quarry whereby we supplied Quarry with the services of certain employees that had management or operational expertise including, but not limited to, the services of Messrs. Chorney, Bogle and Emerson. In consideration thereof, Quarry was paying us a monthly fee equal to a percentage of the costs incurred by Assure in providing such services.

Effective June 2004, Assure acquired on a non-brokered private placement basis, 1,000,000 units of Quarry at a price of $0.75 per Unit for cash proceeds of $750,000. Each Unit consisted of one common share of Quarry and one warrant of Quarry entitling the holder to purchase one common share of Quarry at a price of $0.80 for a period of two years.

On November 9, 2004, Quarry raised CDN $1,405,855 through a non-brokered private placement at CDN $0.70 of which 1,251,221 common shares of Quarry were subscribed for by arms length parties and 757,143 common shares of Quarry were subscribed for by us (through Assure Holdings Inc.). After giving effect to the private placement we beneficially owned 8,677,043 common shares of Quarry representing approximately 50.20% of the 17,284,704 issued and outstanding common shares of Quarry.


On December 17, 2004 we acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by in exchange for 3,098,758 shares of our common stock on the basis of 0.360 shares of our common stock for each share of common stock of Quarry. The acquired Quarry shares were transferred to our
wholly  owned  subsidiary,   Assure  Holdings  Inc.  ("AHI").   AHI  and  Quarry
amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporations Act and continued as AHI. Immediately thereafter, AHI was amalgamated with us pursuant to Section 184(1) of the Alberta Business Corporations Act and continued as Assure Energy, Inc. All warrants to acquire Quarry common shares were cancelled.

Business of Quarry

Prior to the amalgamation, Quarry was a junior oil and natural gas exploration and development company located in Calgary, Canada with properties in Alberta and British Columbia, Canada. Its shares were listed on the TSX Venture Exchange under the symbol "QUC". We made the Quarry acquisition for purposes of increasing our presence in the oil and gas industry in Canada. The acquisition of Quarry expanded our production base, our inventory of prospective lands and increased our revenues. This contributed to an increase in overall operations and exploration and production activities and caused us to expand our management team.

As at December 17, 2004, Quarry had acquired varying interests, through farmout participations, asset purchases and acquisitions of crown land rights in approximately 26,500 gross acres (16,200) net acres) of both producing and prospective petroleum and natural gas properties in the Western Sedimentary Basin of Canada. Quarry had producing oil wells with working interests therein ranging from 50%- 100%. Quarry had 6 producing gas wells. Working interests in these gas wells vary from 36% to 100%.

Disposition of Inventoy.com

On August 27, 2002 we entered into a stock exchange agreement (the "Stock Exchange Agreement") with Inventoy.com International, Inc., Kaplan Design Group, Douglas Kaplan, Ed Kaplan and Ron Beit-Halachmy. At the time of the Stock Exchange Agreement, Kaplan Design Group, Douglas Kaplan, Ed Kaplan and Ron Beit-Halachmy (collectively the "Shareholders") owned an aggregate of 14,440,000 of our common shares (the "Shares"). Pursuant to the Stock Exchange Agreement, the Shareholders exchanged the Shares for all of the issued and outstanding shares of Inventoy.com International, Inc., our inactive wholly-owned
subsidiary.   Inventoy.com  International,   Inc.  owned  patents,   trademarks,
tradenames, technical processes, know-how and other intellectual property intended to be utilized in a business involving the licensing of toy designs developed by others. The Shareholders included certain founders of ours that contributed the Inventoy assets upon our formation. The Shares had been received by the Shareholders in consideration of their contribution of the Inventoy assets. The decision to sell Inventoy.com International, Inc. to the Shareholders was based upon the determination that Inventoy.com International, Inc. did not fit into our then current operations which primarily consisted of the exploration, development, and acquisition of petroleum and gas properties located in Western Canada. Pursuant to the Stock Exchange Agreement, the Shares were cancelled and returned to the status of authorized but unissued shares.

Appointment of Financial Advisor

On April 21, 2005 we engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm as our exclusive agent to assist us in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood was to earn a commission equivalent to 0.9% of the Transaction value. On June 1, 2005 the agreement with Haywood was amended and Haywood will earn a commission equivalent to 1.0% of the Transaction value. On July 8, 2005 we entered into an Arrangement Agreement with GEOCAN Energy Inc. (GEOCAN"), pursuant to which GEOCAN will, subject to satisfaction of certain conditions, acquire all of our issued and outstanding common stock in exchange for GEOCAN common shares on the basis of .70 of a GEOCAN common share for each share of our common stock.

B.    Business Overview

For the three fiscal years ending December 31, 2004, December 31, 2003 and December 31, 2002 the total revenue net of royalties and tax credits, derived from the sale of petroleum and natural gas from our oil and gas interests was as follows:

                                                       Total
                        2004                    $ 12,563,361
                        2003                    $  6,933,524
                        2002                    $  1,505,654

The table below contains a glossary of terms applicable to our business.

                                  GLOSSARY OF TERMS
................................................................................
Natural Gas
................................................................................
                Mcf               1,000 cubic feet
................................................................................
                MMcf              1,000,000 cubic feet
................................................................................
                Mcf/d             1,000 cubic feet per day
................................................................................
                Bcf               1,000,000,000 cubic feet
................................................................................
Oil and Natural Gas Liquids
................................................................................
                Bbl               Barrel
................................................................................
                Mbbls             1,000 barrels
................................................................................
                Boe               Barrels of oil equivalent using a conversion
                                  ratio of 6 Mcf to 1 bbl of oil. (1)
................................................................................
                Mboe              1,000 boe
................................................................................
                Mmboe             1,000,000 boe
................................................................................
                Bpd               Barrels per day
................................................................................
                Boepd             Barrels of oil equivalent per day
................................................................................
                Bopd              Barrels of oil per day
................................................................................
                NGLs              Natural gas liquids
................................................................................

(1) Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From                          To                   Multiply By
-------------------------------------------------------------------------
Mcf                                 Cubic metres                   28.317
Cubic metres                        Cubic feet                     35.494
Bbls                                Cubic metres                    0.159
Cubic metres                        Bbls                            6.292
Feet                                Metres                          0.305
Metres                              Feet                            3.281
Miles                               Kilometers                      1.609
Kilometers                          Miles                           0.621
Acres (Alberta, Saskatchewan)       Hectares                        0.405
Hectares (Alberta, Saskatchewan)    Acres                           2.471
Acres (British Columbia)            Hectares                        0.405
Hectares (British Columbia)         Acres                           2.471

Working Interests

The following table sets forth the number of wells in which we held a working interest as at December 31, 2004:

                                              Oil                 Natural Gas
                                     --------------------    -------------------
                                     Gross(1)      Net(1)    Gross(1)     Net(1)
                                     --------      ------    --------     ------
Location -Alberta
     Producing                          25          25          16           8
     Non-producing                      34          34           2           2
Location -British Columbia
     Producing                          --          --           6         4.3
     Non-producing                      --          --           8           5
Location -Saskatchewan
     Producing                           8         4.8           8         4.8
     Non-producing                       4         2.4           6         3.6

Oil and Gas Properties

A brief description of our oil and gas properties as at December 31, 2004 is set forth below:

Buick, British Columbia
-----------------------

We have assembled 21 sections (approximately 13,000 gross acres - 7,500 net) of land through Crown land sales and farm-in agreements. We have an average 61% working interest in the area with two shut-in gas wells.

Chestermere, Alberta
--------------------

Chestermere, located approximately 15 miles east of Calgary, produces both gas and oil from the Rundle zone.

      o Quarry has a 100% working interest in the 5-34 horizontal well and a 50% working interest in the 7-33 well and battery.

On April 21, 2005 the Company sold all of its working interests in the Chestermere property for proceeds of $5,500,000. The effective date of the sale was January 1, 2005.

Currant/Osborne, British Columbia
---------------------------------

Currant/Osborne are properties located approximately 50 miles north of Fort St. John which has oil and natural gas prospects in multiple formations. The property is adjacent to the Westcoast pipeline.

      o     We have a 50% to 100% working interest in 13 sections of land

Flatrock, British Columbia
--------------------------

Flatrock is an oil play near Fort St. Johns, British Columbia offering year-round access. Oil and natural gas prospects are being developed at this property.

      o     We have a 60% working interest in four sections of land.

Rigel, British Columbia
-----------------------

We have an average 75% working interest in 6 sections of land which are located approximately 20 miles from the West Currant property, situated within potential trends in the Gething, Baldonnel, and Halfway Formations.

      o We have a 100% working interest in a standing gas well and an average 55% working interest in two other producing gas welsl.

Doe East
--------

The Doe  Prospect  area is located  approximately  70 miles  northwest of Grande
Prairie,   Alberta   and   approximately   six   miles   east  of  the   British
Columbia/Alberta border.

      o     We have a 25% working interest in one section of land

Golden Spike, Alberta
---------------------

Golden Spike, located 15 miles southwest of Edmonton, is prospective for light oil from the Leduc and Nisku Formations as well as gas from the Basal Quartz formation.

      o We have a 100% working interest in one section of land with four shut-in wells, one producing gas well and one producing oil well.

Ansell, Alberta
---------------

We have a 25% working interest in one section of land located in Ansell, Alberta which produces from the Notikewin formation.

Chauvin/Ribstone, Alberta
-------------------------

The Chauvin property,  located in East Central Alberta, produces oil from highly
porous,   waterflood-supported   sandstone   including   the  Sparky,   GP,  and
Lloydminster Formations.

      o     We have a 100% working interest in 3.75 sections of land.

Lloydminster, Alberta
---------------------

We own working interests, subject to Crown and various overriding royalties in two oil and two natural gas wells assigned reserves located in Township 50, Ranges 1 and 2, W4M.

      o     We have an average 55% working interest.

Lloydminster, Saskatchewan
--------------------------

We own working interests,  subject to Crown and various overriding  royalties in
5.5 sections of land in Lloydminster, Saskatchewan

      o     We have working interests ranging from 21.8% to 100%

Enchant
-------

We acquired 6.5 sections of land in the Enchant Area of Alberta located at Townships 15 Range 16 W4M and are productive from the Glauconitic and Livingstone formations.

      o     We have working interests ranging from 17% to 95%

Caroline
--------

We have  interests in the Caroline  area of Alberta  located in Section  29-33-4
W5M.

      o     We have a 16.8% working interest in one section of land

Royce
-----

We have interests in the Royce area of Alberta located in Section 26-83-7 W6M.

      o     We have a 16.8% working interest in one section of land.


We also have minor interests in the Lomond, Hamburg, Haynes and North Killam areas of Alberta.

Capital Expenditures

The following table summarizes the capital expenditures made by us on oil and natural gas properties for the years ended December 31, 2004, 2003 and 2002.

                                           Property Acquisition Costs            Exploration Costs        Development Costs
                                                     ($)                                 ($)                        ($)
                                  -------------------------------------------    -----------------       -------------------
                                  Proved Properties       Unproved Properties
                                  -----------------       -------------------    -----------------       -------------------
  2004                                 49,704                    374,753              5,072                    8,818,607
                                  -----------------       -------------------    -----------------       -------------------
  2003                                447,182                     49,683             73,680                    4,322,455
                                  -----------------       -------------------    -----------------       -------------------
  2002                                     --                         --                 --                    2,111,197
                                  -----------------       -------------------    -----------------       -------------------

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which we completed during our 2004, 2003 and 2002 fiscal years:


                                       Exploratory Wells      Development Wells
                                       -----------------      -----------------
                                      Gross(1)     Net(1)    Gross(1)     Net(1)
                                      --------     ------    --------     ------
2004
      Oil Wells                          --          --           3           3
      Gas Wells                          --          --           9         6.1
      Service Wells                      --          --          --          --
      Dry Holes                          --          --           1        0.25
                                      --------     ------    --------     ------
      Total Completed Wells              --          --          13        9.35
                                      ========     ======    ========     ======


                                       Exploratory Wells      Development Wells
                                       -----------------      -----------------
                                      Gross(1)     Net(1)    Gross(1)     Net(1)
                                      --------     ------    --------     ------
2003
      Oil Wells                          --          --           6           6
      Gas Wells                          --          --           2         1.4
      Service Wells                      --          --          --          --
      Dry Holes                           1         0.4          --          --
                                      --------     ------    --------     ------
      Total Completed Wells               1         0.4           8         7.4
                                      ========     ======    ========     ======


                                       Exploratory Wells      Development Wells
                                       -----------------      -----------------
                                      Gross(1)     Net(1)    Gross(1)     Net(1)
                                      --------     ------    --------     ------
2002
      Oil Wells                          --          --          14          14
      Gas Wells                          --          --           3        2.75
      Service Wells                      --          --          --           0
      Dry Holes                          --          --           2           2
                                      --------     ------    --------     ------
      Total Completed Wells              --          --          19       18.75
                                      ========     ======    ========     ======

Our current and likely exploration and development activities in Canada are as follows:

      o Three wells have been licensed in the Buick area which we anticipate will be drilled in the third and fourth quarters of 2005.

      o Two wells are licensed in the Osborne area of Northeast British Columbia plus an additional three potential location on the recent purchase by us in the Osborne area.

      o     Lands at Buick Creek will continue to be developed and exploited.

Properties with No Attributable Reserves

Our developed and undeveloped landholdings as at December 31, 2004, are set forth in the following table:


                         Undeveloped                 Developed                 Total
                   -----------------------   -----------------------   -----------------------
2004                 Gross(1)       Net(2)     Gross(1)       Net(2)     Gross(1)       Net(2)
                   ----------   ----------   ----------   ----------   ----------   ----------
Alberta                  7872         3071          241          165         8113         3236
British Columbia        17371        10636         1354          751        18725        11387
                   ----------   ----------   ----------   ----------   ----------   ----------
Total                   25243        13707         1595          916        26838        14623


                         Undeveloped                 Developed                 Total
                   -----------------------   -----------------------   -----------------------
2003                 Gross(1)       Net(2)     Gross(1)       Net(2)     Gross(1)       Net(2)
                   ----------   ----------   ----------   ----------   ----------   ----------
Alberta                  7430         3640        11449         6825        18879        10465
Saskatchewan              480          259         3682         1988         4162         2247
British Columbia        14062         8423         4679         2207        18741        10630
                   ----------   ----------   ----------   ----------   ----------   ----------
Total                   21972        12322        19810        11020        41782        23342

Notes:
(1)   "Gross" means the total number of acres in which we have an interest.
(2) "Net" means the aggregate of the percentage working interests we have in the gross acres.


Abandonment and Reclamation Costs

Asset retirement obligations are estimated by our engineers. As at December 31, 2004, our estimated future cash flows to settle asset retirement obligations are $3,122,932 (undiscounted) and $1,279,702 (discounted at 7.6%) for 117 wells. The amount of the estimated future cash flows to settle asset retirement obligations was not deducted in estimating future net revenue.

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by us for each year ended December 31, 2004, 2003, and 2002:

-----------------------------------------------------------------------------------------------------------------------
                                                      Year Ended             Year Ended               Year Ended
                                                   December 31, 2004      December 31, 2003        December 31, 2002
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                                      715                         696                     36
Natural gas (Mcf/d)                                          2,417                       2,361                    860
Total (Boe/d)                                                1,118                       1,090                    179
Average sales prices:
Crude oil ($/Bbl)                                $           38.95           $           33.04      $           37.75
Natural gas ($/Mcf)                              $            6.53           $            6.23      $            4.33
Total ($/boe)                                    $           39.04           $           34.95      $           28.32
Royalty expense ($/ Boe)                         $           (8.34)          $           (5.88)     $           (5.27)
Operating expense ($/ Boe)                       $          (13.91)          $          (12.73)     $           (7.18)
Netback ($/ Boe)                                 $           16.78           $           16.35      $           15.87

FINANCIAL
Revenues:
Crude oil & NGL's                                $      10,195,428           $       4,390,809      $         490,689
Natural gas                                              5,781,337                   3,943,571              1,359,327
-----------------------------------------------------------------------------------------------------------------------
                                                        15,976,765                   8,334,380              1,850,016
Royalty expenses                                        (3,413,404)                 (1,400,856)              (344,362)
Operating expenses                                      (5,694,504)                 (3,035,185)              (468,848)
-----------------------------------------------------------------------------------------------------------------------
Net revenue from oil and gas production                  6,868,857                   3,898,339              1,036,803

Recent Events


Sale of Chestermere

Effective January 1, 2005 we sold our Chestermere property for net proceeds of $5.21 million. The proceeds from the sale were used for general working capital.


Expiration of C Warrants

Effective December 4, 2004 all 1,578,500 of our issued and outstanding C warrants expired.


Material Bank Matters


On March 7, 2005, we signed a term sheet outlining the terms and conditions of a proposed financing to replace our existing bank loan. Subject to certain credit approval conditions, we will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at March 7, 2005, plus 2% interest subject to a standby fee of 0.125% per annum. We will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25 % at March 7, 2005, plus 2.5% subject to a drawdown fee of 1% a standby fee of 0.125% per annum. This facility is subject to completion of the bank's credit approval process. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon our fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility would replace both ours and Oil & Gas' facilities. A commitment fee in the amount of $500,000 is also payable upon delivery of a commitment to us, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 was paid on April 1, 2005.

Engagement of Financial Advisor; Entry into Arrangement Agreement with GEOCAN Energy, Inc.

On April 21, 2005 we engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as our exclusive financial advisor to assist us in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood was to earn a commission equivalent to 0.9% of the Transaction value. On June 1, 2005 the agreement with Haywood was amended and Haywood will earn a commission equivalent to 1.0% of the Transaction value. In connection therewith, effective July 8, 2005 we entered into an Arrangement Agreement with GEOCAN Energy, Inc. ("GEOCAN") whereby, subject to satisfaction of certain conditions, all of our issued and outstanding common shares will be acquired by GEOCAN in exchange for GEOCAN common shares on the basis of 0.70 of a GEOCAN common share for each of our common shares.

Amendment of Employment Agreements

On April 27, 2005 we amended certain employment agreements such that in the event of a Transaction, as described above under Engagement of Financial Advisor, our President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, our President and our two Vice Presidents were granted an aggregate of 510,000 stock options. See "Issuance of Stock Options" below.

Exercise Of Class A Warrants

In February 2005, the holder of 234,000 Class A Warrants exercised such warrants at a price of $0.433 (US$.333) per share resulting in proceeds of approximately $101,220 (US$78,000).

Series A Preferred Stock Dividend

In June 2005 we issued an aggregate of 98,315 shares of our common stock to the holders of our Series A Preferred Stock which represented payment of $109,225 (US$87,500) due to them as an annual dividend for the twelve month period ended May 31, 2005.

Issuance Of Units

In June 2005 we issued an aggregate of 48,200 units to the subscribers in our private offerings completed on June 30, 2004, in which we sold an aggregate of 482,000 units, due to our failure to register the common stock, including the common stock underlying warrants constituting part of the units, purchased by the subscribers in the original offering, by December 31, 2004. The units issued were identical to the units sold in the original offering and consisted of one share of our common stock and one Class E warrant to purchase an additional share of our common stock at an exercise price of $5.00 (US$4.00) at any time up to June 29, 2005.

Principal And Interest Payments On Outstanding Notes

In January 2005 we issued 101,202 shares representing principal ($197,495) (US$162,000) and interest ($68,688) (US$56,343) due to the holder of our US$3,240,000 subordinated promissory note dated December 5, 2003 with respect to the three month period ended December 15, 2004.

In January 2005 we issued 32,955 shares representing principal ($50,000) and interest ($15,894) due to holder of Assure Oil & Gas Corp.'s $1,000,000 subordinated promissory note dated December 28, 2002 with respect to the three month period ended December 28, 2004.

In April 2005 we issued 229,745 shares representing principal ($195,518) (US$162,000) and interest ($63,517) (US$52,628) due to the holder of our US$3,240,000 subordinated promissory note dated December 5, 2003 with respect to the three month period ended March 15, 2005.

In April 2005 we issued 52,832 shares representing principal ($50,000) and interest ($14,795) due to the holder of Assure Oil & Gs Corp.'s $1,000,000 subordinated promissory note dated December 28, 2002 with respect to the three month period ended March 28, 2005.

In July 2005 we issued 229,873 shares representing principal ($200,961) (US$162,000) and interest ($62,810) (US$50,633) due to the holder of our US$3,240,000 subordinated promissory note dated December 5, 2003 with respect to the three month period ended June 15, 2005.

In July 2005 we issued 58,293 shares representing principal ($50,000) and interest ($14,178) due to the holder of Assure Oil & Gas Corp.'s $1,000,000 subordinated promissory note dated December 28, 2002 with respect to the three month period ended June 28, 2005.

Issuance Of Stock Options

Effective April 27, 2005 we issued an aggregate of 510,000 stock options to our President, Vice-President - Geology, and Vice-President - Operations, and an aggregate of 80,000 stock options to our non-employee directors. Each option has an exercise price of $1.25 (US$1.00) per share, vested upon issuance, and is exercisable for a period of one year from issuance. All of the options are subject to earlier termination in the event the holder ceases to be an employee or director of ours, as the case may be.

Cancellation Of Stock Options

During the period January 17, 2005 through March 31, 2005 we cancelled an aggregate of 310,000 stock options. On June 30, 2005 all of our 1,385,000 then outstanding stock options were cancelled.

Expiration of Class E Warrants

On June 29, 2005 an aggregate of 530,200 Class E Warrants expired as did the right of the holders thereof to acquire Class F Warrants on exercise of Class E Warrants.


Management Changes

On April 27, 2005, our manager of exploration, Ed Asuchak and manager of geology, Colin Emerson, were appointed as our Vice President of Exploration and Vice President - Geology, respectively. Effective June 30, 2005 we appointed Jim Cassina as a director.

Our Business Strategy

We were established to capitalize on the improving business conditions for emerging junior oil and gas companies operating in the Western Canadian Sedimentary Basin. Industry consolidation and the refocusing of senior company activity towards higher risk frontier and offshore projects have created a market for smaller companies to acquire and exploit underdeveloped properties in the Western Canadian Sedimentary Basin. In addition, the current higher commodity pricing, the increased demand and the expected future demand for natural gas has created an environment in which smaller, more efficient operators can excel.

We pursue a strategy designed to maximize shareholder value through a combination of exploration and low risk development operations, corporate acquisitions and strategic alliances with competitors in significant growth areas.

Our management team concentrates on internal generation of prospects in order to control the pace of exploration and development and maximize returns from the producing assets.


Competition

The oil and gas industry is highly competitive. We encounter competition from numerous companies in all of our activities, particularly in acquiring rights to explore for crude oil and natural gas. Most of our competitors are larger and have substantially greater financial and human resources than we do.

The oil and gas business involves large-scale capital expenditures and risk-taking. In the search for new oil and gas reserves, long lead times are often required from successful exploration to subsequent production. Operations in the oil and gas industry depend on a depleting natural resource. The number of areas where it can be expected that oil and gas will be discovered in commercial quantities is constantly diminishing and exploration risks are high. Areas where oil or gas may be found are often in remote locations where exploration and development activities are capital intensive and operating costs are high.

Our future success will depend, to a significant extent, on our ability to make good decisions regarding our capital expenditures, especially when taking into consideration our limited resources. We can give no assurance that we will be able to overcome the competitive disadvantages we face as a small company with limited capital.


Regulation

We are subject to environmental regulations pursuant to a variety of provincial and federal laws. Such laws provide for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such laws require that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

We are committed to meeting our responsibilities to protect the environment wherever we operate and anticipate making increased expenditures as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with applicable laws in the jurisdictions in which we operate. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the current trend towards stricter standards in environmental legislation and regulation will continue.

As an oil and gas company with operations in Alberta, Canada, Saskatchewan, Canada, and British Columbia, Canada we are subject to the rules and regulations of the Alberta Energy and Utilities Board (the "EUB") the Saskatchewan Industry and Resources ("SIR"), and the British Columbia Oil & Gas Commission ("OGC") The function of the EUB, SIR and OGC is to insure that the discovery, development and delivery of oil and gas and other natural resources takes place in a manner that is fair, responsible and in the public interest. The EUB, SIR, and OGC establish guidelines which we follow with respect to our oil and gas operations. Our operating costs are materially affected by these requirements.


Supplies and Suppliers

Any raw materials required by us in the operation of our business are available at competitive rates from many suppliers. We are not dependent on any one supplier for raw materials.


Research and Development

We have not engaged in any research and development activities since our inception.


Customers

No single customer accounts for a significant portion of our revenues.

Financing Transactions

Our financing transactions during the fiscal years ended December 31, 2004, 2003, and 2002 were as follows:

On April 23, 2002 we completed a US$1,250,000 (approximately CDN$1,909,855) debt financing with an accredited investor. The debt was evidenced by our demand promissory note dated April 23, 2002 and bore interest at the rate of 1% above the prime rate charged by Citicorp. The note was subsequently cancelled and the principal amount thereof was utilized to purchase US$1,250,000 (approximately CDN$1,909,855) of our Series A Preferred Stock. The note was issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

On May 8, 2002 we completed a US$1,750,000 (approximately CDN$2,749,843) equity financing with three accredited persons pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Rule 506 of Regulation D. In connection therewith, we issued an aggregate of 1,400,00 units at a purchase price of US$1.25 (approximately CDN$1.96) per unit. Each unit consists of one share of our common stock and one common stock purchase warrant. Each warrant as amended, entitled the holder to purchase one share of our common stock at a price of US$1.50 (approximately CDN$2.36) per share for a period of four years commencing July 1, 2003. As the result of the September 17, 2002 3:2 forward stock split the 1,400,000 unit shares became 2,100,000 shares and the 1,400,000 warrants became 2,100,000 warrants, each with an exercise price of US$1.00 (approximately CDN$1.57) per share. Both the shares underlying the units and the shares underlying the unit warrants have piggyback registration rights.

As of June 1, 2002 we entered into a Preferred Stock Purchase Agreement with three accredited persons pursuant to which we sold them 17,500 shares of our Convertible Series A Preferred Stock at a price of US$100 (approximately CDN$153) per share (the "Stated Value") or an aggregate of US$1,750,000 (approximately CDN$2,673,797). The Series A Preferred Stock was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. One of the purchasers was the purchaser of our US$1,250,000 (approximately CDN$1,909,855) note described above, which pursuant to a Note Termination and Conversion Agreement with us dated as of June 1, 2002 terminated the April 23, 2002 note referred to above and applied the US$1,250,000 (approximately CDN$1,909,855) principal amount thereof to the purchase of 12,500 shares of our Series A Preferred Stock. The Series A Preferred Stock is convertible by the holder after 2 years, or if called for redemption by us, into units. The initial conversion price for the conversion of the Series A Preferred Stock is US$1.50 (approximately CDN$1.80) of Stated Value. Each unit consists of one share of our common stock and one common stock purchase warrant. Each warrant entitles the holder there of to purchase one share of our common stock at a price of US$1.75 (approximately CDN$2.10) per share at any time during the four year period commencing one year after the date of issuance. Piggyback registration rights apply to the shares underlying the units and unit warrants issuable upon conversion of the Series A Preferred Stock. As the result of the September 17, 2002 3:2 forward stock split, the initial conversion price of the Series A Preferred Stock became US$1.00 (approximately CDN$1.20) of Stated Value and the exercise price for each share underlying the unit warrants issuable upon conversion of the Series A Preferred Stock became approximately US$1.166 (approximately CDN$1.40) per share. The holders of the Series A Preferred Stock are entitled to receive out of funds legally available for the payment of dividends, dividends in cash or stock at the rate of 5% per annum on the Stated Value of each share of Series A Preferred Stock. Dividends on the Series A Preferred Stock are cumulative from the issuance date.

As of August 27, 2002 we entered into a Preferred Stock Purchase Agreement with an accredited person pursuant to which we sold such person 5,250 shares of our Convertible Series B Preferred Stock at a price of US$100 (approximately CDN$155) per share (the "Stated Value") or an aggregate of US$525,000 (approximately CDN$815,724). The Series B Preferred Stock was issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended. The Series B Preferred Stock is convertible by the holder after 2 years, or if called for redemption by us, into units. The initial conversion price for the conversion of the Series B Preferred Stock is US$1.75 (approximately CDN$2.10) of Stated Value. Each unit consists of one share of our common stock and one common stock purchase warrant. Each warrant entitles the holder thereof to purchase one share of our common stock at a price of US$2.00 (approximately CDN$2.40) per share at any time during the four year period commencing one year after the date of issuance. Piggyback registration rights apply to the shares underlying the units and the unit warrants issuable upon conversion of the Preferred Stock. As the result of the September 17, 2002 3:2 forward stock split, the initial conversion price of the Series B Preferred Stock became approximately US$1.166 (approximately CDN$1.40) of Stated Value and the exercise price for each share underlying the unit warrants issuable upon conversion of the Series B Preferred Stock became approximately US$1.333 (approximately CDN$1.60) per share. The holders of the Series B Preferred Stock are entitled to receive out of funds legally available for the payment of dividends, dividends in cash or stock at the rate of 5% per annum on the Stated Value of each share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are cumulative from the issuance date.

On December 28, 2002 Assure O&G completed a $1,000,000 debt financing with an accredited investor. The debt is evidenced by a six year promissory note which bears interest at the rate of 3 1/2% above the prime rate charged by Royal Bank of Canada in Toronto. No interest or principal is due on the note during the first year of the note. On the first anniversary of the note, all interest then due on the note is payable in full. Thereafter, for the balance of the term of the note, interest and principal is payable quarterly. The debt is subordinated to all present and future bank debt of ours, including our subsidiaries. Effective June 1, 2004 the note was revised via an Addendum that provides that during the 20 month period commencing on June 28, 2004, which includes the payment obligation due June 28, 2004, all principal and interest due to the holder under the note may, at our option, be paid in cash or in shares of our restricted common stock. Following such 20 month period, for the remaining term of the note, all principal and interest payments due to holder under the note may, at holder's option, be paid in cash or in restricted shares of our common stock. In July 2004 we paid the interest $18,699 (approximately US$14,182) and principal $50,000 (approximately US$37,925), representing an aggregate obligation of $68,699 (approximately US$52,107) due to the holder with respect to the three month period ended March 28, 2004 through the issuance of 12,377 shares of our restricted common stock. The issuance was based on a price of $5.55 (US$4.21) per share, which was the average share price for our common stock during the 10 trading day period ended March 28, 2004. Pursuant to the Addendum, in July 2004 we paid the interest $17,959 (approximately US$13,335) and principal $50,000 (approximately US$37,128) representing an aggregate obligation of $67,958.90 (approximately US$50,463.28) due to the holder with respect to the 3 month period ended June 28, 2004 through the issuance of 12,308 shares of our restricted common stock. The issuance was based on a price of $5.52 (US$4.10) per share, which was the average closing price for our common stock during the 10 trading day period ended June 28, 2004. Pursuant to the Addendum, in September 2004 we paid the interest $17,013.70 (approximately US$13,373) and principal $50,000 (approximately US$39,300.00) representing an aggregate obligation of $67,014 (approximately US$52,672.77) due to the holder with respect to the 3 month period ended September 28, 2004 through the issuance of 18,812 shares of our restricted common stock. The issuance was based on a price of $3.56 (US$2.80) per share, which was the average closing price for our common stock during the 10 trading day period ended September 28, 2004. Pursuant to the Addendum, subsequent to December 31, 2004 we paid the interest $15,894 (approximately US$12,925) and principal $50,000 (approximately US$40,660) representing an aggregate obligation of $65,894 (approximately US$53,585) due to the holder with respect to the 3 month period ended December 28, 2004 through the issuance of 32,955 shares of our restricted common stock. The issuance was based on a price of $2.00 (US$1.63) per share, which was the average closing price for our common stock during the 10 trading day period ended December 28, 2004.

On February 26, 2003 we completed a US$2,400,750 (approximately CDN$3,629,561) equity financing in which we sold 1,067,000 units to 2 accredited investors at a price of US$2.25 (approximately CDN$2.70) per unit. Each unit consists of 1 share of our common stock and 1/2 warrant. Each full warrant entitles the holder to purchase one share of our common stock at a price of $3.00 (US$2.50) per share for a period of five years, commencing February 26, 2003.

On March 15, 2003 we completed a US$4,500,000 (approximately CDN$5,409,000) debt financing with an accredited investor. The debt is evidenced by a six year promissory note which bears interest at the rate of 3 1/2 % above prime rate charged by Citibank in New York. No interest or principal is due on the note during the first year of the note. On the first anniversary of the note, all interest then due on the note is payable in full. Thereafter, for the balances of the term of the note, interest and principal is payable quarterly. The debt is subordinated to all present and future bank debt of ours, including our subsidiaries. In consideration of the financing, we also issued 450,000 warrants (the "Note Warrants") to the investor dated March 15, 2003. Each warrant entitles the holder to purchase 1 share of our common stock at a price of $3.73 (US$3.10) per share during the 5 year period commencing July 1, 2003. Effective December 5, 2003, the holder of the note agreed to convert US$1,260,000 (approximately CDN$1,514,520) of the principal amount of the note into 350,000 units offered in our private offering which was completed on December 5, 2003. In connection therewith, the US$4,500,000 note was cancelled and replaced with a US$3,240,000 (approximately CDN$3,894,480) note dated December 5, 2003. The holder utilized part of the interest and principal due on the note as at March 15, 2004 to exercise 100,000 of the Note Warrants. In connection therewith, 100,000 shares were issued to the holder in April 2004. Effective June 1, 2004 the note was revised via an Addendum that provides that during the 20 month period commencing on June 15, 2004 which includes the payment obligation due June 15, 2004, all principal and interest due to the holder under the note may, at our option, be paid in cash or in shares of our restricted common stock. Following such 20 month period, for the remaining term of the note, all principal and interest payments due to holder under the note may, at holder's option, be paid in cash or in restricted shares or our common stock. Pursuant to the Addendum, in July 2004 we paid the interest $85,928 (US$63,291) and principal $219,942 (US $162,000), representing an aggregate obligation of $225,291, due to the holder with respect to the 3 month period ended June 15, 2004 through the issuance of 53,769 shares of our restricted common stock. The issuance was based on a price of $5.69 (US$4.19) per share, which was the average closing price for our common stock during the 10 trading day period ended June 15, 2004. Pursuant to the Addendum, in October 2004 we paid the interest $77,430 (US$60,126) and principal $208,622 (US$162,000), representing an aggregate obligation of $286,052 (US$222,126), due to the holder with respect to the 3 month period ended September 15, 2004 through the issuance of 94,121 shares of our restricted common stock. The issuance was based on a price of $3.04 (US$2.36) per share, which was the average closing price for our common stock during the 10 trading day period ended September 15, 2004. Pursuant to the Addendum, in January 2005 we paid the interest $68,688 (US$56,343) and principal $197,495 (US$162,000), representing an aggregate obligation of $218,343, due to the holder with respect to the 3 month period ended December 15, 2004 through the issuance of 101,202 shares of our restricted common stock. The issuance was based on a price of $2.63 (US$2.16) per share, which was the average closing price for our common stock during the 10 trading day period ended December 15, 2004.

In October 2003, persons holding an aggregate of 1,538,100 Class A Warrants exercised such warrants at an exercise price of US$.333 (approximately CDN$0.44) per share resulting in proceeds of approximately $677,037 (US$512,187).

In October 2003, a person holding 10,000 warrants exercisable at US$3.00 (approximately CDN$3.97) per share exercised such warrants resulting in proceeds of US$30,000 (approximately CDN$39,655).

During the period November 21, 2003 through December 5, 2003 we engaged in a private offering of up to 1,500,000 units at a price of US$3.60 (approximately CDN$4.70) per unit. The offering was completed on December 5, 2003 with the sale of 1,435,000 units to 6 persons resulting in gross proceeds of US$5,166,000 (approximately CDN$6,746,280). These proceeds included US$1,260,000 (approximately CDN$1,644,479) received from the holder of a March 15, 2003 promissory note upon the partial conversion thereof. Each unit consisted of 1 share of our common stock (the "Shares") and one Class C redeemable common stock purchase warrant. Each Class C Warrant entitled the holder to purchase one share of our common stock (the "C Warrant Shares") at an exercise price of $4.81 (US$4.00) per share during the six month period commencing on the earlier of the registration of the shares underlying the Class C Warrants or 1 year from the date of issuance of the Class C Warrants. The C Warrants were redeemable by us upon 10 days prior written notice if, during the exercise period, the closing bid price of our common stock was equal to or greater than $5.41 (US$4.50) per share for 10 consecutive trading days. Upon exercise of all or part of the C Warrants, the holder was entitled to receive such number of Class D common stock purchase warrants that is equal to the number of C Warrants exercised. Each D Warrant entitled the holder to purchase one share of our common stock at a price of $5.11 (US$4.25) per share for a period of 2 years from issuance. The offering of the units, including the underlying securities was made in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with this offering, we agreed to use our best efforts to register the Shares and C Warrant Shares as soon as practicable following the completion of the offering. We were unable to do so for a period in excess of six months following the completion of the offering and subsequently agreed, in recognition thereof, to issue to all subscribers in the offering, additional units (the "10% Units"), at no charge, equal to 10% of each subscriber's original subscription. In August 2004 we issued an aggregate of 143,500 additional units to the subscribers. The C Warrants comprising part of the original units and 10% Units and the corresponding right to acquire D Warrants expired on December 4, 2004

On December 29, 2003, the holder of 234,000 Class A Warrants exercised such warrants at a price of $0.44 (US$.333) per share resulting in proceeds of approximately $102,143 (US$78,000).

Effective February 12, 2004 we issued 28,224 shares of our common stock to the holders of our Series A Preferred Stock which represented payment of $113,444 (US$87,500) due to them as an annual dividend for the twelve month period ended May 31, 2003. On the same date we issued 8,750 shares of our common stock to the holder of our Series B Preferred Stock which represented payment of $34,034 (US$26,250) due to it as an annual dividend for the twelve month period ended August 26, 2003.

In July 2004, we issued 21,135 shares of our common stock to the holders of our Series A Preferred Stock which represented payment of $118,794 (US$87,500) due to them as an annual dividend for the 12 months ended May 31, 2004

In September 2004, we issued 10,254 shares of our common stock to the holders of our Series B Preferred Stock which represented payment of $34,434 (US$26,250) due to them as an annual dividend for the 12 months ended August 26, 2004

During the period May 15, 2004 through June 30, 2004 we engaged in a private offering of up to 1,000,000 units at a price of US$3.60 (approximately CDN$4.96) per unit. The offering was completed on June 30, 2004 with the sale of 287,000 units to 4 persons resulting in gross proceeds of US$1,033,200 (approximately CDN$1,423,417). These proceeds included an aggregate of US$32,400 (approximately CDN$43,989) received from 3 employees, each of whom paid US$10,800 (approximately CDN$14,663) they had received in June 2004 as a cash bonus in recognition of their hard work and dedication. Each unit consists of 1 share of our common stock (the "Shares") and one Class E redeemable common stock purchase warrant. Each Class E Warrant entitles the holder to purchase one share of our common stock (the "E Warrant Shares") at an exercise price of $4.81 (US$4.00) per share during the six month period commencing on the earlier of the registration of the shares underlying the Class E Warrants or 1 year from the date of issuance of the Class E Warrants. The E Warrants are redeemable by us upon 10 days prior written notice if, during the exercise period, the closing bid price of our common stock is equal to or greater than $5.41 (US$4.50) per share for 10 consecutive trading days. Upon exercise of all or part of the E Warrants, the holder will be entitled to receive such number of Class F common stock purchase warrants that is equal to the number of E Warrants exercised. Each F Warrant will entitle the holder to purchase one share of our common stock at a price of $5.11 (US$4.25) per share for a period of 2 years from issuance. The offering of the units, including the underlying securities was made in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with this offering, we agreed to use our best efforts to register the Shares and E Warrant Shares by December 31, 2004. If we failed to do so, we agreed to issue to all subscribers in the offering additional units (the "10% Units"), at no charge, equal to 10% of each subscriber's original subscription. We were unable to register the Shares and E Warrant Shares. In June 2005 we issued an aggregate of 28,700 Units to the subscribers. The E Warrants comprising part of the original units and 10% Units and the corresponding right to acquire F Warrants expired on June 29, 2005.

During the period June 1, 2004 through June 30, 2004 we engaged in a private offering of up to 700,000 units at a price of US$3.60 (approximately CDN$4.89) per unit. The offering was completed on June 30, 2004 with the sale of 195,000 units to 3 persons resulting in gross proceeds of US$702,000 (approximately CDN$953,076). Each unit consists of 1 share of our common stock and one Class E redeemable common stock purchase warrant. Each Class E Warrant entitles the holder to purchase one share of our common stock (the "E Warrant Shares") at an exercise price of $4.81 (US$4.00) per share during the six month period commencing on the earlier of the registration of the shares underlying the Class E Warrants or 1 year from the date of issuance of the Class E Warrants. The E Warrants are redeemable by us upon 10 days prior written notice if, during the exercise period, the closing bid price of our common stock is equal to or greater than $5.41 (US$4.50) per share for 10 consecutive trading days. Upon exercise of all or part of the E Warrants, the holder will be entitled to receive such number of Class F common stock purchase warrants that is equal to the number of E Warrants exercised. Each F Warrant will entitle the holder to purchase one share of our common stock at a price of $5.11 (US$4.25) per share for a period of 2 years from issuance. The offering of the units, including the underlying securities was made in reliance on Rule 506 of Regulation D and
Section 4(2) under the Securities Act of 1933, as amended. In connection with this offering, we agreed to use our best efforts to register the Shares and E Warrant Shares by December 31, 2004. If we failed to do so, we agreed to issue to all subscribers in the offering additional units (the "10% Units"), at no charge, equal to 10% of each subscriber's original subscription. We were unable to register the Shares and E Warrant Shares. In June 2005 we issued an aggregate of 19,500 Units to the subscribers. The E Warrants comprising part of the original units and 10% Units and the corresponding right to acquire F Warrants expired on June 29, 2005.

C.          Organizational Structure

Our corporate structure is set out below:

-----------------------------------------
         ASSURE ENERGY, INC.
             (Alberta)
-----------------------------------------
                  |
----------------------------------------
          Assure Oil & Gas Corp.
               (Ontario)
                 100%
----------------------------------------
                  |
----------------------------------------
            Westerra 2000 Inc.
              (Alberta)
                100%
----------------------------------------

D.    Property, Plant and Equipment

Our crude oil, NGL and natural gas reserves have been evaluated by Sproule Associates Limited ("Sproule") in the Evaluation of P&NG Reserves of ours using constant prices and costs (as of December 31, 2004) ("Company's Reserve Report"). The Company's Reserve Report has been prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities ("NI 51-101"). The table below summarizes the crude oil, NGL and natural gas reserves and the net present value of future net cash flows associated with such reserves as evaluated in the Company's Reserve Report, based on constant price assumptions. All future cash flows are stated prior to provision for income taxes and indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of our crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

                                            Summary of the Evaluation of Company's P&NG Reserves
                                                            as of December 31
                                                  (Based on Constant Price Assumptions)
----------------------------- ---------------------------------  -------------------------------   ------------------------------
                                            2004                              2003                              2002
                              ---------------------------------  --------------------------------  ------------------------------
                                 Remaining          NPV @           Remaining       NPV @             Remaining        NPV @
                                  Reserves        10% (CDN)         Reserves      10% (CDN)            Reserves      10% (CDN)
----------------------------- ---------------- ----------------  --------------- ---------------   ---------------  -------------
Light/Medium Oil (Mbbl)
Proved Developed Producing            1,153.0          10,702.0          1,069.9        16,132.0              71.8        1,826.0
Proved Developed Non Producing           35.0             478.0             35.2           483.0                --             --
Proved Undeveloped                        4.9             303.0            136.3           880.0                --             --
                              ---------------  ----------------  --------------- ---------------   ---------------  -------------
Total Proved                          1,192.9          11,483.0          1,241.4        17,495.0              71.8        1,826.0

----------------------------- ---------------  ----------------  --------------- ---------------   ---------------  -------------
Heavy Oil (Mbbl)
Proved developed Producing               33.7             110.0            114.4         1,029.0              88.1        1,241.0
                              ---------------  ----------------  --------------- ---------------   ---------------  -------------
Total proved                             33.7             110.0            114.4         1,029.0              88.1        1,241.0

----------------------------- ---------------  ----------------  --------------- ---------------   ---------------  -------------
Solution  Gas  (MMcf)(Values
  included  with lt/med oil)
Proved Developed Producing              786.0                              892.0              --             168.0             --
Proved Undeveloped                       50.0                                 --              --                --             --
                              ---------------                    --------------- ---------------   ---------------  -------------
Total Proved                            836.0                              892.0                            168.0

----------------------------- ---------------  ----------------  --------------- ---------------   ---------------  -------------
Pipeline Gas (MMcf)
Proved Developed Producing            1,955.0           7,624.0          1,141.0         4,070.0           1,506.0        4,965.0
Proved Developed Non Producing          250.0             581.0               --              --                --             --
Proved Undeveloped                      522.0           1,074.0            165.0           717.0             207.0          702.0
                              ---------------  ----------------  --------------- ---------------   ---------------  -------------
Total Proved                          2,727.0           9,279.0          1,306.0         4,787.0           1,713.0        5,667.0

----------------------------- ---------------  ----------------  --------------- ---------------   ---------------  -------------
Natural Gas Liquids (Mbbl)
 (values included
with lt/med oil and gas)
Proved Developed Producing               41.2                               45.0              --               6.2             --
Proved Developed Non Producing            3.1                                 --              --                --             --
Proved Undeveloped                        8.4                                3.5              --                --             --
                              ---------------                    --------------- ---------------   ---------------  -------------
Total Proved                             52.7                               48.5                               6.2

                              ---------------  ----------------  --------------- ---------------   ---------------  -------------
GRAND TOTAL (Mboe)
Proved Developed Producing            1,684.7          18,436.0          1,568.1        21,231.0             445.1        8,032.0
Proved Developed Non Producing           79.7           1,059.0             35.2           483.0                --             --
Proved Undeveloped                      108.5           1,377.0            167.3         1,597.0              34.5          702.0
                              ---------------  ----------------  --------------- ---------------   ---------------  -------------
Total Proved                          1,872.9          20,872.0          1,770.6        23,311.0             479.6        8,734.0
----------------------------- ---------------  ----------------  --------------- ---------------   ---------------  -------------


Notes:

(1) The reserves definitions and ownership classification used in this evaluation are the standards defined by COGEH reserves definitions and consistent with NI 51-101 and used by Sproule. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

      (a) Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

      (b) Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

      (c) Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

      (d) Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

      (e) Pipeline Gas Reserves are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

      (f) Remaining Recoverable Reserves are the total remaining recoverable reserves associated with the acreage in which we have an interest.

      (g)   Company  Gross  Reserves  are  our  working,   lessor  royalty,  and
            overriding royalty interest share of the remaining reserves, before deduction of any royalties.

      (h) Company Net Reserves are the gross remaining reserves of the properties in which the Corporation has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

      (i) Net Production Revenue is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

      (j) Fair Market Value is defined as the price at which a purchaser seeking an economic and commercial return on investment would be willing to buy, and a vendor would be willing to sell, where neither is under compulsion to buy or sell and both are competent and have reasonable knowledge of the facts.

      (k) Barrels of Oil Equivalent (BOE) Reserves - BOE is the sum of the oil reserves, plus the gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels or thousands of barrels.

(2) In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

(3) The net present values of the reserves are presented on a before income tax basis in Canadian dollars discounted at 10% and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method.

(4) The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's December 31, 2004, 2003 and 2002 pricing model.

Additional information regarding our oil and gas reserves data as at December 31, 2004 may be found in our Form 6K filing for the month of May 2005 as filed with the Securities and Exchange Commission on May 6, 2005.


Offices

The current lease at our registered and principal office in Calgary, Alberta covers approximately 8,772 square feet of space, runs through January 31, 2007 and involves base rent payments of $7,310 (approximately US$6,081) per month together with our share of taxes and other operating expenses related to the premises. We believe that the space is sufficient to handle our present and immediate future needs. In the event our lease is terminated for any reason or not renewed upon the expiration of the present term, space sufficient to handle our then present and expected future needs is expected to be available from several alternative sources at comparable rates.

We sublet our prior location at 2750 - 140 4th Avenue SW, Calgary, Alberta T2P 3N3 which covered approximately 1,836 square feet of space, runs through December 31, 2005 and involves base rent of $2,142 (approximately US$1,782) per month together with our share of taxes and other operating expenses related to the premises. We are currently subletting this space for $1,300 (approximately US$1,082) per month together with the share of taxes and other operating expenses related to this space.


For a discussion of our oil and gas properties see Item 4B - Business Overview

ITEM  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains management's explanation of factors that have affected our financial condition and results of operations for the historical periods covered by our financial statements and management's assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations. It should be read together with the Item 3.A -- "Selected Financial Data" and our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements are prepared and the information below is presented in accordance with accounting principles generally accepted in Canada. See Item 3.D -- "Risk Factors" and "Forward-Looking Statements" for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Unless otherwise indicated all dollar amounts reflect Canadian dollars.


A.    Operating Results

General

We are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia. Our results of operations for the year ended December 31, 2004 include the accounts of Assure Oil & Gas Corp. ("Oil & Gas"), and Westerra 2000 Inc. ("Westerra"). We acquired Quarry, effective July 28, 2003, and increased our ownership in Quarry to 51.84%, effective June 30, 2004. Pursuant to a Plan of Arrangement, on December 17, 2004 we acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by us for 3,098,758 shares of our common stock on the basis of 0.360 of an Assure common share for each Quarry common share. The acquired Quarry shares were transferred to our then wholly owned subsidiary, Assure Holdings Inc. ("AHI"), AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. We and AHI also amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled.

Our results of operations for the year ended December 31, 2003 include the accounts of our wholly owned subsidiaries, Oil & Gas and Westerra, and our partially-owned subsidiary, Quarry from July 28, 2003. We effectively controlled Quarry's operations and, as a result, included the accounts of Quarry on a consolidated basis at December 31, 2003. The interest of the remaining Quarry shareholders in Quarry's operations were recorded as minority interest in consolidated subsidiary in the December 31, 2003 consolidated financial statements.

Our financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact our ability to obtain financing for our operations. Many of these factors are outside of our control.

The following discussion may contain forward-looking statements. See "Forward Looking Statements" on page 5 of this Annual Report.

Most of our operations are conducted by our Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars we adopted Canadian dollars as our reporting currency effective January 1, 2003. Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as our reporting currency reduces the foreign currency fluctuations recorded as a result of translating our Canadian subsidiaries into US dollars. As substantially all of our operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash, trade payables and long term debt.


Results Of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003
---------------------------------------------------------------------

Revenues

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $7,642,385 to $15,976,765 in 2004 from $8,334,380 in 2003.

Net revenue from oil and natural gas production, after deduction of royalties and operating costs, increased by $2,970,518 to $6,868,857 in 2004 from $3,898,339 in 2003.

Our net loss  decreased by $8,747,204 to $3,662,782 in 2004 from  $12,409,986 in
2003.

Our production increased by 28 boe/d to 1,118 boe/d in 2004 compared to 1,090 boe/d in 2003.

Our production and operating results for the year ended December 31, 2004 include the accounts of Quarry for the 350 day period ended December 16, 2004. For the comparable period in 2003, our production and operating results include the accounts of Quarry for the period July 28, 2003 to December 31, 2003.

Production

For the year ending December 31, 2004 our average oil and NGLs production per day increased by 19 bbls/d to 715 bbls/d compared to 696 bbls/d for the comparable period in 2003. The increase in average oil production of 19 bbls/d for the year ending December 31, 2004 was primarily related to the Ribstone area which increased by 78 bbls/d over 2003. This increase was offset by natural declines in other areas with the largest declines of 36 bbls/d and 34 bbls/d coming from the Lloydminster area in Saskatchewan and the Chauvin area of Alberta. The remaining 11 bbls/d increase was attributed to other areas.


Our oil production from the Chauvin, Ribstone, Chestermere and Enchant areas of Alberta for the year ending December 31, 2004 were 245 bbls/d, 243 bbls/d, 110 bbls/d and 32 bbls/d, respectively. Our Lloydminster area of Saskatchewan produced 59 bbls/d and 26 bbls/d were attributed to other areas.

For the year ending December 31, 2004 the average natural gas production per day increased by 56 mcf/d to 2,417 mcf/d compared to 2,361 mcf/d for the comparable period in 2003. The biggest increase came from the Currant area of British Columbia, which increased by 700 mcf/d and the inclusion of Quarry for a full year versus part year in 2003.

The Ansell, Haynes, and Lamond areas of Alberta increased by 65 mcf/d, 39 mcf/d, and 24 mcf/d, respectively with the remaining increase of 40 mcf/d from other areas. The Lloydminster area of Saskatchewan experienced the largest decrease, 423 mcf/d. The Enchant, Chestermere and Royce areas of Alberta decreased 170 mcf/d, 118 mcf/d, and 101 mcf/d respectively.

Our natural gas production for December 31, 2004 includes 1,179 mcf/d and 330 mcf/d, respectively, from the West Currant and Rigel areas of British Columbia. Lloydminster in Saskatchewan produced 349 mcf/d of natural gas. The Enchant and Chestermere areas at production levels of 144 mcf/d and 133 mcf/d respectively, were the largest natural gas producing areas in Alberta. The remaining natural gas production of 282 mcf/d arose from other areas of Alberta. The production from West Currant was added at the end of March 2004 as a result of our 2003/2004 winter drilling program.

Crude oil & NGLs production increased 12 bbls/d from 158 bbls/d in the fourth quarter of 2003 to 170 bbls/d in the fourth quarter of 2004. Natural gas production decreased 69 mcf/d from 589 mcf/d in the fourth quarter of 2003 to 520 mcf/d in the fourth quarter of 2004.

Prices

The average oil price realized by us in 2004 was $38.95 per barrel, an increase of 18% from $33.04 per barrel in 2003. Higher average prices for oil during 2004 compared to 2003 were the major contributing factor. All oil producing properties experienced a price increase in 2004 over 2003 except for the Caroline area, which saw its average oil price drop from $38.39 in 2003 to $33.78 in 2004.

The average natural gas price realized by us in 2004 was $6.53 per mcf, an increase of 5% from $6.23 per mcf in 2003. Similar to oil prices, average prices for natural gas were higher in 2004 compared to 2003.

The average oil price realized by us in the last quarter of 2004 was $35.11 per barrel, an increase of 22% from $28.75 per barrel in the last quarter of 2003.

The average natural gas price realized by us in the last quarter of 2004 was $6.28 per mcf, an increase of 15% from $5.47 per mcf in the last quarter of 2003.

Petroleum and natural gas sales

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $7,642,385 to $15,976,765 in 2004, due primarily to the inclusion of $6,644,873 from Quarry for 2004 ($10,659,254 December 31, 2004 less $4,014,381 August to December 2003) compared to $8,334,380 in 2003.

In the fourth quarter of 2004, revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $542,701 to $3,378,793 compared to $2,836,092 for the last quarter of 2003.


Royalties

Royalties increased from $1,400,856 or $5.88 per boe in 2003 to $3,413,404 or $8.34 per boe in 2004 due primarily to the inclusion of $1,440,075 from Quarry for 2004 ($1,985,395 December 31, 2004 less $545,320 August to December 2003).
Royalties as a percentage of revenues increased from 17% to 21%.

Royalties increased from $520,990 or $5.57 per boe in the last quarter of 2003 to $687,143 or $7.32 per boe in the last quarter of 2004.


Operating Costs

Operating costs increased by $2,659,319 to $5,694,504 in 2004 compared to $3,035,185 in 2003 primarily due to the inclusion of $2,978,261 from Quarry ($4,478,182 December 31, 2004 less $1,499,921, August to December 2003).

Operating costs increased by $155,125 in the last quarter of 2004 to $1,363,569 compared to $1,208,444 in the last quarter of 2003.

Operating costs on a boe basis increased by $1.18 per boe from $12.73 per boe in 2003 to $13.91 per boe in 2004. Operating costs were high due to work-over costs incurred to maintain and improve production from its properties in the Ribstone and Chauvin areas of Alberta.

Operating costs on a boe basis increased by $1.60 per boe from $12.92 per boe in the last quarter of 2003 to $14.52 per boe in the last quarter of 2004.

General and administrative expenses

General and administrative expenses increased $2,442,455 to $4,933,565 in 2004 partly due to the inclusion of $1,303,050 from Quarry for the year ended December 31, 2004 compared to $2,491,110 in 2003. Excluding the effect of Quarry, Assure O&G's general and administrative expenses increased by $1,514,301 reflecting the increase in the Company's level of activities and increased costs relating to its regulatory filings in the United States and its application to obtain a Canadian listing and related equity financings.


Interest expense

Interest expense increased by $9,198 to $865,545 for us in 2004 compared to interest expense of $856,347 in 2003. Included in interest expense for 2003 is $250,014 in respect of warrants issued in conjunction with a US subordinated note payable. As well, interest on the US subordinated note payable decreased $183,176 compared to last year due to a principal reduction of US $1,260,000 on December 5, 2003 and quarterly principal repayments of US $162,000 on June 15 and September 15 of this year. The decrease due to the US subordinated note payable was offset by an increase of approximately $51,000 in interest expense on the Canadian note payable due to a timing difference on the interest expense accruals last year compared to 2004.

Interest expense increased by $10,105 to $178,955 in the fourth quarter of 2004 compared to $168,850 in the fourth quarter of 2003.

Depletion and depreciation

Depletion and depreciation expense decreased by $6,698,321 to $6,609,732 compared to $13,308,053 in 2003. The decrease was mainly due to the inclusion of $3,013,556 in 2004 from Quarry ($4,289,827 for 2004 less $1,276,271 for August to December 2003) which offset the reduction of $9,078,379 related to last year's ceiling test writedown. On a boe basis, depletion and depreciation was $16.15 per boe for the year ended December 31, 2004 compared to $55.81 per boe for the year ended December 31, 2003 which included last year's ceiling test writedown recorded as depletion. As well, additional natural gas reserves in West Currant added in the first half of 2004 reducing the depletion rate for 2004.

Depletion and depreciation expense decreased by $9,631,950 from $11,267,843 in the fourth quarter of 2003 to $1,635,893 in the fourth quarter of 2004. Excluding the ceiling test writedown of $9,078,379 recorded in the fourth quarter of 2003, depletion and depreciation expense decreased by $553,571 from $2,189,464 in the fourth quarter of 2003 to $1,635,893 in the fourth quarter of 2004. On a boe basis and excluding the ceiling test writedown, depletion and depreciation was $17.42 per boe for the fourth quarter of 2004 compared to $23.40 for the fourth quarter of 2003.

Foreign Exchange Gain (Loss)

Most of our operations are conducted by our Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. We convert our United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings. In 2004, we realized a foreign exchange gain of $112,242 compared to a foreign exchange loss of $133,547 in 2003.

Income Taxes

As of February 6, 2004, we changed our domicile from Nevada to Alberta, the net operating loss carryforwards of approximately US $816,000 will no longer be available for use due to this change.

We and our wholly-owned subsidiaries have a net operating loss of approximately $2,330,000 (2003 - $931,273) under The Income Tax Act (Canada). These net operating losses can be carried back three years and forward seven to 10 years to offset future taxable income. We and our wholly owned subsidiaries have recorded a future tax recovery of $1,476,501 (2003 - $90,524) for 2004.

The net future tax liability results primarily from the difference in the tax basis and carrying value of property, plant and equipment.


Minority interest in consolidated subsidiary

Minority interest represents the minority interest share of the net loss of Quarry for the period ended December 16, 2004.

Equity Income

The equity income arises from Quarry's 39.77% interest in Keantha Holdings Inc., a private company.

Net loss and net loss per share

We recorded a net loss, after deduction of depletion and other non-cash items, of $3,662,782 or $0.18 per common share for the year ended December 31, 2004 compared to a net loss of $12,409,986 or $0.77 per common share for the same period in 2003.

In the fourth quarter, we recorded a net loss, after deduction of depletion and other non-cash items, of $963,679 or $0.05 per common share compared to a net loss of $9,667,477 or $0.60 per common share for the fourth quarter of 2003 which includes the ceiling test writedown. Excluding the ceiling test writedown of $9,078,379, the fourth quarter loss for 2003 was $589,098 or $0.04 per common share.

SUMMARY OF QUARTERLY RESULTS

                                                                   2004
------------------------------------------------------------------------------------------------
                                             Q4              Q3            Q2              Q1
------------------------------------------------------------------------------------------------
Net petroleum and natural gas revenue   $ 3,087,961    $ 3,902,164    $ 2,857,986    $ 2,715,250
Net loss                                $  (963,679)   $  (500,729)   $(1,092,742)   $(1,105,632)
Net loss per share - basic              $     (0.05)   $     (0.02)   $     (0.06)   $     (0.06)

                                                                   2003
------------------------------------------------------------------------------------------------
                                             Q4              Q3            Q2              Q1
------------------------------------------------------------------------------------------------
Net petroleum and natural gas revenue   $ 2,836,745    $ 2,047,061    $   895,369    $ 1,154,349
Net loss                                $(9,667,477)   $(1,538,633)   $  (702,989)   $  (500,887)
Net loss per share - basic              $     (0.60)   $     (0.09)   $     (0.04)   $     (0.03)


The financial information for each of the quarters in the year ended December 31, 2003 has been restated into Canadian dollars using the translation of convenience method. Amounts previously reported in US Dollars have been translated into Canadian dollars using the average exchange rate for the year ended December 31, 2003 of Cdn $1.2991 for each US $1.00.


Acquisitions

Effective June 30, 2004, we purchased 1,000,000 units (the "Units") of Quarry at a price of $0.75 per Unit for a total cost of $750,000. Each Unit consists of one common share and one warrant (a "Warrant"). Each Warrant entitled the holder to purchase one common share of Quarry at a price of $0.80 for a period of two years. Taking into account the issuance of the 1,000,000 common shares, Quarry had 15,276,340 common shares issued and outstanding. As a result, we owned and controlled a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. The purchase price of $750,000 was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

On November 10, 2004, Quarry completed a non-brokered private placement and issued 2,008,364 common shares at a price per share of $0.70 for gross proceeds of $1,405,855. Assure Holdings Inc., Quarry's largest shareholder, participated in the private placement, purchasing 757,143 common shares. These shares were subject to a four-month hold period, ending March 10, 2005. The proceeds raised from the private placement were used to retire certain debt obligations of Quarry. As a result, we held 8,677,043 common shares of Quarry, 50.2% of the outstanding common shares.

On December 17, 2004 we acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by us for shares of our common stock on the basis of 0.360 of an Assure common share for each Quarry Oil & Gas Ltd. ("Quarry") common share. The acquired Quarry shares were transferred to our wholly owned subsidiary, Assure Holdings Inc. ("AHI"). AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled. We and AHI also amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act

Year ended December 31, 2003 compared to year ended December 31, 2002
---------------------------------------------------------------------

Our activities during the two years ended December 31, 2003 relate primarily to our oil and gas operations, except for approximately $164,871 (US$105,000) of general and administrative expenses incurred during the first quarter of 2002 when we were still engaged in toy design activities.

Our 2002 operating results include the operations of Oil & Gas and Westerra from April 1, 2002. The 2003 operating results include the operations of Oil & Gas and Westerra for a full year and the operations of Quarry from July 28, 2003.


Revenues

Net operating revenues increased to $6,933,524 in 2003 from $1,505,654 in 2002. Expenses in 2003 were $19,803,057 in 2003 compared to $2,492,073 in 2002. The loss in 2003, before deduction of income taxes, minority interest in consolidated subsidiary, and equity income in unconsolidated subsidiary, was $12,869,833 compared to a loss of $986,419 in 2002. The net loss for 2003 was $12,409,986 or $0.77 per share compared to a net loss of $1,030,208 or $0.04 per share in 2002.

The primary reason for the increase in operating expenses in excess of the increase in revenues was a $9.1 million ceiling test write down recorded in 2003. Our independent engineers prepared their report on our reserves at December 31, 2003 in accordance with new reporting requirements for Canadian oil and gas companies introduced in the fourth quarter of 2003 by Canadian securities regulators and there was a technical revision in estimated quantities of reserves which was the primary reason for the ceiling test write-down.


Oil and gas operations

The operating results from our oil and gas operations are disclosed in the following table:

                                              Year ended December 31
                                            --------------------------
                                                 2003            2002           Change
                                            -------------------------------------------
Production:
      Crude oil & NGL's (Bbls)                  132,892          13,000         119,892
      Natural gas (Mcf)                         633,246         314,000         319,246
                                            -------------------------------------------
Total (Boe)                                     238,433          65,333         173,100
                                            ===========================================
Average sales prices:
      Crude oil ($/Bbl)                     $     33.04     $     37.75     $     (4.71)
                                            -------------------------------------------
      Natural gas ($/Mcf)                   $      6.23     $      4.33     $      1.90
                                            -------------------------------------------
Revenues:
      Crude oil & NGL's                     $ 4,390,809     $   490,689     $ 3,900,120
      Natural gas                             3,943,571       1,359,327       2,584,244
                                            -------------------------------------------
                                              8,334,380       1,850,016       6,484,364
Royalties                                     1,400,856         344,362       1,056,494
Operating expenses                            3,035,185         468,848       2,566,337
                                            -------------------------------------------
Net revenue from oil and gas production     $ 3,898,339     $ 1,036,806     $ 2,861,536
                                            ===========================================
Net revenue ($/ Boe)                        $     16.35     $     15.87     $      0.47
                                            -------------------------------------------
Operating expense ($/Boe)                   $     12.73     $      7.18     $      5.55
                                            -------------------------------------------


The increase in crude oil volumes of 119,892 barrels was due to the inclusion of 87,471 barrels from Quarry, 4,333 barrels resulting from a full year of Assure/Westerra operations, and an increase of 28,088 barrels resulting from an increased level of activities in the Assure/Westerra operations. The increase in natural gas volumes of 319,246 Mcf was due to the inclusion of 164,949 Mcf from Quarry, 104,677 Mcf resulting from a full year of Assure/Westerra operations, and 49,620 Mcf resulting from an increased level of activities.

The increase in crude oil volumes of 328 Bbl/d is due to the inclusion of 240 Bbl/d from Quarry, 12 Bbl/d resulting from a full year of Assure/Westerra operations, and an increase of 76 Bbl/d resulting from an increased level of activities in the Assure/Westerra operations. The increase in natural gas volumes of 875 Mcf/d is due to the inclusion of 452 Mcf/d from Quarry, 287 Mcf/d resulting from a full year of Assure/Westerra operations, and 136 Mmcf/d resulting from an increased level of activities.

The increase in the price of natural gas in 2003 reflects the impact on demand and prices of colder than normal winter temperatures in the first and last quarters, and higher storage demand in the second and third quarters. Demand for crude oil and natural gas has historically been subject to seasonal influences, with peak demand and higher prices in the winter heating season.

The 2003 increase in revenues, operating expenses and net revenue from oil and gas producing activities is attributed to the inclusion of Quarry for 5 months, the inclusion of a full year of operations for Assure/Westerra and a general increase in the level of activities in our operations, as analyzed in the following table:

                                                                               Operating       Net Revenue
                                                 Revenues       Royalties       Expense        Oil and Gas
                                                ---------------------------------------------------------
Inclusion of Quarry for 5 months                $  3,785,401   $    496,419   $  1,472,013   $  1,816,969
Inclusion of Oil & Gas/Westerra for full year        505,505        259,045        496,355       (249,895)
Increase in volumes                                  674,439             --             --        674,439
Increase in selling prices                         1,519,022             --             --      1,519,022
Increase in royalties/operating expenses                  --        301,030        597,969       (898,999)
                                                ---------------------------------------------------------
Increase                                        $  6,484,367   $  1,056,494   $  2,566,337   $  2,861,536
                                                =========================================================

The increase in income from oil and gas producing activities (before deduction of minority interest, depletion and depreciation and accretion of asset retirement obligation) is primarily attributable to the inclusion of Quarry's operations together with an increase in prices and volumes, offset by higher royalties and operating expenses.

The increase in royalties and operating expenses is due mainly to the higher level of production.

During 2003, Quarry had used commodity contracts to hedge the selling prices of its oil and gas production. These contracts were completed at December 31, 2003 and we have no current intention of entering into any new contracts.


General and administrative expenses

General and administrative expenses increased to $2,491,110 in 2003 from $1,065,957 in 2002 due to the expanded level of operations. We hired a new management team in 2003 to operate and administer the expanded operations resulting from the acquisition activities in 2002 and 2003. Overhead and support costs increased as a result of the increased number of staff, and costs associated with our regulatory filings increased. $393,653 of the increase was due to the inclusion of Quarry's operations from July 28, 2003. Expenses included $143,433 for expensing the fair value of stock options granted to employees, and $129,903 for expensing the fair value of warrants issued to a consultant for services.


Interest expense

Interest expense increased by $818,514to $856,347 in 2003 due to the higher level of debt incurred in 2003 in connection with our acquisition and capital expenditure program.


Depletion and depreciation

The increase of $12,204,961 in depletion and depreciation expense to $13,308,053 in 2003 reflects the increase in production during 2003 due to the inclusion of Quarry, the inclusion of Assure/Westerra for a full year, and the increased level of production. Included in this amount is a $9.1 million ceiling test write-down at December 31, 2003 as a result of new reserves reporting
requirements  for  Canadian  oil  and  gas  companies   introduced  by  Canadian
securities regulators and technical and operating issues which negatively impacted the measurement of proved reserves.


Minority interest of subsidiary

The minority interest in loss of subsidiary of $21,451 reflects the interest of the remaining shareholders of Quarry in the results of operations of Quarry for the 5 months ended December 31, 2003.


Equity income in unconsolidated subsidiary

During 2003, we recorded equity income of $68,531 from Quarry's unconsolidated subsidiary, Keantha Holdings Inc., a Canadian company.

B.    LIQUIDITY AND CAPITAL RESOURCES

Year ended December 31, 2004 compared to year ended December 31, 2003
---------------------------------------------------------------------

During the year ended December 31, 2004, our cash decreased by $4,515,745 compared to an increase of $2,708,864 in the prior year. The components of the change are set out below.

                                                        Year ended December 31
                                                         2004            2003           Change
                                                     --------------------------------------------
Net income after adjustment for non-cash items       $  2,176,012    $  1,387,875    $    788,137

Reduction (increase) in working capital                   727,222       1,586,665        (859,443)
                                                     --------------------------------------------

Provided by operating activities                        2,903,234       2,974,540         (71,306)

Used in investing activities                          (10,402,820)    (16,453,788)      6,050,968

Provided by financing activities                        2,983,841      16,188,112     (13,204,271)
                                                     --------------------------------------------

Net change in cash                                   $ (4,515,745)   $  2,708,864    $ (7,224,609)
                                                     ============================================


Cash flow from operations

Cash flow from operations for the year ended December 31, 2004, after adjustment for non-cash items and before changes in working capital, increased by $788,137 to $2,176,012. The contribution to cash flows from an increase of $2,970,518 in revenues from oil and gas activities in 2004 was offset by higher general and administrative expenses. Cash flow from operations, after an increase of $727,222 in working capital, decreased by $71,306 from $2,974,540 for the 2003 year.


Cash flow provided by financing activities

During the year ended December 31, 2004, we issued 482,000 common shares at $4.73 (US $3.60) per share and 482,000 warrants to purchase common shares at $5.25 per share (US$4.00 per share) under a private placement for total proceeds of $2,376,492 (US $1,735,200). Of this amount, $2,216,596 (US $1,618,452) was allocated to common shares and $159,896 (US $116,748) was allocated to warrants.

In November 2004, when still a partially-owned subsidiary of ours, Quarry completed a non-brokered private placement raising cash proceeds of $796,409.

During the year, Quarry collected an outstanding loan from a former employee in the amount of $112,500.

Other sources of financing were $2,520,372 advances from shareholders, which are unsecured, non-interest bearing and have no fixed terms of repayment.

We reduced our demand bank loan by $1,650,000 and repaid the debenture of $1,250,000 which matured on November 1, 2004.


Cash flow used in investing activities

Cash flow of $12,554,802 was used in investing activities for our capital expenditure program.

During the year ended December 31, 2004, we and our subsidiaries participated in drilling 9.33 net wells, as follows:


      - six (five net) natural gas wells in Northeastern British Columbia. 2 wells were completed and tied-in, one well is currently being completed and is scheduled for tie in during the 3rd quarter of 2004 and the 2 remaining wells are scheduled for completion and tie in during the 4th quarter of 2004;

      -     one (0.25 net) natural gas well in Alberta that was abandoned;

      -     one (0.25 net) natural gas well in the Edson area of Alberta;

      -     three (3 net) heavy oil wells in the Lloydminster area of Alberta;

      - two natural gas wells in the Enchant area, one with a 35.625% working interest and the other with a 47.5% working interest.

In addition, we completed six 100% working interest oil wells in the Ribstone area of Alberta that had been drilled in 2003.

At December 31, 2004, we had no present commitments for capital expenditures other than exploration, drilling, completion and equipping expenditures to be incurred in the normal course of business. We anticipated that these expenditures would be funded out of existing capital resources.


Working Capital

We had a working capital deficiency of $14,110,781 at December 31, 2004, including payables and accrued liabilities of $8,269,333, a demand bank loan of $6,150,000, advances from a shareholder of $2,520,372, current portion of long-term debt of $978,896 and interest payable of $11,245. We anticipate that we will be able to fund this deficiency out of cash flows from operations, bank borrowings, proceeds from the sale of our Chestermere property and new equity.

At December 31, 2003 we had a working capital deficiency of $7,199,436, including payable and accrued liabilities of $5,801,845, a debenture payable of $1,250,000, a demand bank loan of $7,800,000 and the current portion of long-term debt of $830,105.


Demand Bank Loan - Assure

Effective November 15, 2004, we had available a $6,550,000 (December 31, 2004 $6,400,000) revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. We also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all of our assets.

As at  December  31,  2004,  we had drawn down  $5,700,000  (2003 -  $7,800,000)
against these facilities and this amount has been classified as a current liability.

Under our credit facility agreement with The National Bank of Canada, we are subject to certain covenants. As at December 31, 2004, we were not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The National Bank of Canada has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004 (see Subsequent event note b).

Demand Bank Loan - Oil & Gas

As at December 31, 2004, we had available, through our wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. We also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra.

As at December 31, 2004, Oil & Gas had drawn down $450,000 (2003 - $ nil) against these facilities and this amount has been classified as a current liability.

Under the credit facility agreement with The Bank of Canada we are subject to certain covenants. As at December 31, 2004, we were not in compliance with the covenant requiring us to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004 (see Subsequent event note b).


Commitments and Contingencies

Litigation

We are currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. We are contesting this claim and have not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of December 31, 2004 as the plaintiff has not moved the litigation forward.


Year ended December 31, 2003 compared to year ended December 31, 2002
---------------------------------------------------------------------

Our sources of liquidity consist primarily of cash flows from oil and gas producing activities, bank and other borrowings, and proceeds of equity issues. We believe that these sources will be adequate to fund our ongoing capital expenditure program, and cover interest and overhead expenses, interest and principal repayments on our debt, and any other obligations.


Sources and uses of cash

Sources of cash during 2003 and 2002 were as follows:

                                                             2003              2002
                                                             ----              ----
Cash Flows provided by (used in) Operating Activities       2,974,540           39,827
Cash Flows used in Investing Activities                   (16,453,788)      (5,387,164)
Cash Flows provided by Financing Activities                16,188,112        7,239,364
                                                        -------------    -------------
Net Increase in Cash and Cash Equivalents                   2,708,864        1,892,027
                                                        =============    =============

Cash flow from operations

Cash flows from operating activities increased in 2003 due to higher natural gas prices and increased volumes resulting from the inclusion of a full year of operations for Oil & Gas and Westerra and five months of operations for Quarry and an increase in the level of operations.

The level of cash flows depends on many factors, such as the price of crude oil and natural gas, the success of the Company's exploration and development program, and the Company's ability to control operating and overhead costs.


Cash flows used in investing activities

Cash flows used in investing activities increased due to the purchase of Quarry and due to a higher level of capital expenditures in 2003. Expenditures were as follows:


                                                     Year ended December 31
                                            ------------------------------------
                                                   2003                 2002
                                            ------------------------------------
Property and equipment                         $4,893,000             $2,144,919
Disposition of commodity hedging                  517,557                     --
Restricted cash                                        --                 86,600
Acquisitions                                   11,043,231              3,155,645
                                            ------------------------------------
                                              $16,453,788             $5,387,164
                                            ====================================

During 2003, we drilled 7 gross wells (6.4 net wells), including 6 gross wells (6 net wells) drilled by Quarry after July 28, 2003, and incurred $4,893,000 on exploration and development work. The $11,043,231 for acquisition expenditures consists of $9,611,706 related to the acquisition of Quarry.


Cash flows provided by financing activities

Cash flows from financing activities were derived from the following sources:



                                                     Year ended December 31
                                            ------------------------------------
                                                   2003                 2002
                                            ------------------------------------
Proceeds from sale of common stock                 $ 9,550,197       $ 2,749,843
Proceeds from sale of preferred stock                       --         1,579,666
Proceeds from issue of long-term debt, net           5,603,065         2,909,855
Proceeds from demand bank loan                       1,034,850                --
                                            ====================================
Total                                             $ 16,188,112       $ 7,239,364
                                            ====================================

During 2003, we issued 3,934,100 common shares for proceeds of $9,550,197. In addition, we received net proceeds of $5,603,065 from the issue of long-term debt.


Long-term debt

Our long-term debt consists of a $4,200,700 (US$3,240,000) six-year Subordinated Promissory Note Payable (the "US dollar note") and a five-year note payable (the "CDN dollar note")in the principal amount of $1,000,000 (US$771,300).

On March 15, 2003 we entered into the US dollar note with a foreign entity with a principal balance of $5,834,306 (US$4,500,000). This Subordinated Note accrues interest at Citibank's US prime rate (4.25% per annum at December 31, 2003) plus 3.5% per annum. No interest was due until March 14, 2004, at which time all accrued and outstanding interest became due and payable. Thereafter, quarterly payments of principal and interest are due each June 15, September 15, December 15 and March 15. This note is subordinated to all present and future bank debt of the Company and its subsidiaries. On December 5, 2003, the Company and the foreign entity agreed to a pay-down by the Company of $1,633,606 (US$1,260,000) of the principal amount of the Subordinated Note. The foreign entity agreed to apply the pay-down amount to the purchase of 350,000 units of the Company's December 5, 2003 equity financing. As a result of the pay-down, the Subordinated Note was cancelled and a new Subordinated Promissory Note Payable in the amount of $4,200,700 (US$3,240,000) was issued on December 5, 2003 under the same terms and conditions as the Subordinated Note.

On December 28, 2002 we obtained a six-year note payable in the principal amount of $1,000,000 (US$771,300). This note payable accrues interest at the Canadian bank prime rate (which was 4.5% per annum at December 31, 2003) plus 3.5% per annum. Quarterly payments of principal and interest are due on the note payable on March 28, June 28, September 28, December 28 and March 15 for five years until maturity on December 28, 2008. This note is subordinated to all present and future bank debt of the Company and its subsidiaries.

The aggregate maturities of long-term debt at December 31, 2003 are as follows:

                          US Dollars           Cdn Dollars

          2004          $    640,260          $    830,105
          2005               802,260             1,040,140
          2006               802,260             1,040,140
          2007               802,260             1,040,140
          2008               802,260             1,040,140
          2009               162,000               210,035
                        ------------          ------------
                        $  4,011,300          $  5,200,700
                        ============          ============

Short-term debt

At December 31, 2003, we had available, through Quarry, a $8.3 million (US$6.3 million) revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate plus 1% interest. We also had available through Quarry, a $2.5 million (US$1.9 million) non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.25%. The facilities are secured by a $20 million (US$15.4 million) debenture over all the assets of Quarry.

Effective  March 1, 2004 the available  facilities  were changed to $8.2 million
(US$6.4   million)  to  cover  both  the   operating   loan   facility  and  the
acquisition/development  loan facility for the period March to April 2004.

As at December 31, 2003 Quarry had drawn down $7,800,000 (US$6,016,140) against the bank's credit facilities.

Quarry has issued a debenture payable for $1,250,000 (US$964,125) to a company controlled by a former officer of Quarry which grants to the holder a security position over all the assets of the Quarry (subordinated to the bank's security position), matures on November 1, 2004 and bears interest at the rate of 9% per annum, payable monthly. The holder has the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share (US$1.00 per share) or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share (US$0.58 per share).


Accounts Payable

Accounts payable and accrued expenses of $5,801,845 (US$4,474,963) as of December 31, 2003, consists of trade payables and accrued liabilities. We pay our suppliers within normal credit terms for the oil and gas industry. We anticipate that trade payables will be settled out of cash flows from operations, cash on hand of $4,628,405 (US$3,569,889) and collection of accounts receivable of $3,302,813 (US$2,547,460 ).

Preferred stock

Our preferred stock consists of 17,500 shares of Series A Preferred Stock ("Series A") and 5,250 shares of Convertible Series B Preferred Stock ("Series B").

The Series A has a stated value of $152.79 (US$100) with a cumulative 5% dividend payable in cash or shares of the Company's common stock. At December 31, 2003 the Series A had accumulated a dividend payable of $113,444 (US$87,500) paid through the issuance of common stock in February 2004.

The Series B has a stated value of $155.38 (US$100), a cumulative 5% dividend payable annually in cash or common stock of the Company. At December 31, 2002 the Series B has a cumulative dividend of $34,034 (US$26,250) paid through the issuance of common stock in February 2004.


Common Stock

Our common stock at December 31, 2003 consisted of authorized and issued capital of 100,000,000 shares and 19,650,100 shares, respectively. During February 2004, 36,974 common shares were issued to satisfy the dividends due on the preferred shares.


Commitments

At December 31, 2003, we had no commitments for capital expenditures other than for exploration, drilling and completion and equipping expenditures to be
incurred  in  the  normal  course  of  business.   We  anticipated   that  these
expenditures  would be funded out of existing capital  resources.

Lease

We have operating leases for our corporate headquarters. The leases expire on December 31, 2005 and January 31, 2007 and annual payments due under the leases are as follows:

                       Canadian Dollars         U.S Dollars
          2004          $    150,778          $    116,296
          2005               159,375               122,927
          2006               103,175                79,580
          2007                 8,598                 6,632

Production Bonus Pool

We maintain a production bonus pool that is a cash pool to be funded by us based on the sustained barrel of oil per day or its natural gas equivalent production of all oil and gas properties in which we or our subsidiaries have a working interest. Initial funding of the pool will commence if we reach 2,000 barrels of oil or its natural gas equivalent production per day for a period of 120 consecutive days. Additional funding is required upon our reaching additional production milestones. Maximum funding in the aggregate amount of $1,075,000 (US$829,155), payable in stock or cash is required if we reach sustained production for 120 consecutive days of 5,000 barrels of oil or its natural gas equivalent per day. Allocations from the production bonus pool are subject to the discretion of our board of directors which shall also determine the other employees of ours and our subsidiaries eligible for participation in the pool. Effective April 27, 2005 the production bonus pool was cancelled.


Asset retirement obligations

We have obligations for site restoration and abandonment costs at the end of the useful lives of its properties. We have established an asset retirement obligation liability to record the fair value of these obligations.

In the ordinary course of business, we and our subsidiaries enter into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, joint venture agreements, operating agreements, leasing agreements, land use agreements etc. In such contracts, we may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that we could be required to pay cannot be estimated.

Summary of Significant Accounting Policies

      a)    Change in reporting currency and foreign currencies

            Most of our operations are conducted by our Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars we adopted Canadian dollars as its reporting currency effective January 1, 2002. Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as our reporting currency reduces the foreign currency fluctuations recorded as a result of translating our Canadian subsidiaries into US dollars. As substantially all of our operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

      b)    Petroleum and natural gas properties and equipment

            i)    Capitalized Costs

                  We follow the full cost method of accounting for our petroleum and natural gas operations. Under this method, all costs related to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement obligations, are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities.

            ii)   Depletion and Depreciation

                  We accounts for our petroleum and natural gas operations in accordance with the Canadian Institute of Chartered
                  Accountants' ("CICA") guideline on full cost accounting (AcG-16) in the petroleum and natural gas industry. Capitalized costs, excluding costs related to unproved properties, are depleted and depreciated using the unit-of-production method based on estimated proven oil and natural gas reserves before deduction of royalties as determined by independent petroleum engineers. Petroleum and natural gas reserves and production are converted to equivalent units of crude oil using a ratio of six thousand cubic feet of natural gas to one barrel of oil.

                  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.


                  Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a greater than 20% change in the depletion and depreciation rate.

                  Furniture and equipment is depreciated on a straight-line basis at rates expected to write off the carrying values, net of expected future recoveries, over the estimated useful lives of the assets.


            iii)  Impairment Test

                  We apply an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs associated with developed properties. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs associated with developed properties, discounted at a risk free interest rate, adjusted for prevailing market conditions. Any
                  impairment   loss  is  charged  to  earnings   as   additional
                  depletion.

            c)    Asset Retirement Obligations

                  We have adopted the new recommendation of the CICA relating to accounting for asset retirement obligations effective January 1, 2003. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. There was no material impact of adopting this standard on prior years. We have adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for our credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

            d)    Investments


                  We own 39.77% (2003 - 49%) of the common shares of Keantha Holdings Inc. ("Keantha"). We account for our investment in Keantha using the equity method of accounting, whereby the investment was initially recorded at cost and adjusted to recognize after-tax income or losses and reduced by dividends received. The investment is carried at the lower of cost or market value, if the decrease in value is of a permanent nature.

            e)    Joint ventures

                  From time to time, certain petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only our proportionate interest in such activities.

            f)    Revenue recognition

                  Petroleum and natural gas sales are recognized when the product is delivered.

            g)    Earnings per share

                  Earnings per share is determined based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by applying the treasury stock method to the exercise of outstanding stock options and share purchase warrants, except to the extent that the inclusion of these items would be anti-dilutive to the resulting earnings per share calculation.

            h)    Stock based compensation

                  Effective January 1, 2003, we adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since January 1, 2003 in the income statement using the Black-Scholes option-pricing model.

            i)    Future income taxes

                  We record future income taxes on the liability method of tax accounting. Under this method, future tax assets and liabilities are determined based on the difference between the tax value of each asset or liability and its carrying value on the balance sheet and are measured using substantially enacted tax rates and laws that are expected to be in effect when the differences reverse.

            j)    Commodity contracts

                  During 2003, Quarry traded petroleum products and derivative instruments. Quarry entered into commodity contracts in the normal course of its business to establish future sales and purchase prices and manage the future cash flow risk associated with price volatility of the commodities traded. Commodity contracts may be designated as hedges of financial risk exposure of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of the commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. Quarry monitored its commodity exposures and ensured that contracted amounts did not exceed the amounts of underlying exposures.

                  Gains and losses were recognized on the delivery of the petroleum product or settlement of the financial contract. The market value of the outstanding commodity hedging option contracts were determined at the reporting date and any differences from the unamortized proceeds were recorded as an adjustment to the unamortized portion of commodity hedging contracts. Quarry deferred the impact of changes in the market value of these contracts until such time as the associated transactions was completed. In the event of early settlement or re-designation of hedging transactions, gains or losses were deferred and brought into income at the delivery dates originally designated.

                  Where anticipated transactions were no longer expected to occur, with the effect that the risk that was hedged no longer exists, unrealized gains and losses were recognized in income at the time such determination is made.

                  Cash flows arising in respect of these contracts were recognized under cash flow from operating activities. Quarry's commodity contracts expired in 2003. Quarry had no commodity contracts in place at December 31, 2003. No commodity contracts were undertaken in 2004 by us or our subsidiaries.

            k)    Financial instruments

                  Financial instruments of ours consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, the debenture payable, long term debt and the bank loan. It is management's opinion that we are not exposed to significant risks associated with these financial instruments except as otherwise disclosed. The fair value of these financial instruments approximates their carrying value unless otherwise noted.


            l)    Measurement uncertainty

                  Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material. .


            m)    Foreign Currency

                  Most of our operations are conducted by our Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. We convert our United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings.


C.    Research and Development, Patents and Licenses, Etc.

As an oil and gas exploration and development company we do not engage in research and development activities.

D.    Trend Information

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing properties located in swampy terrain are only accessible during winter months. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and increased consumer demand or changes is supply during certain months of the year may influence the commodity prices

Our business is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from our oil and gas properties is the primary determinant for the volume of sales during the year.



E.          Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

F.          Tabular Disclosure of Contractual Obligations

Description                                    Total            2005           2006           2007           2008           2009
------------------------------------------------------------------------------------------------------------------------------------
Operating Leases (note 1)                 $    208,454    $   113,424     $    87,720     $    7,310    $        --     $        --
Note Payable (note 2)                          800,000        200,000         200,000        200,000        200,000              --
Subordinated Note Payable (note 3)           3,310,308        778,896         778,896        778,896        778,896         194,724
                                         -------------------------------------------------------------------------------------------
Total Contractual Obligations (note 4)    $  4,318,762    $ 1,092,320     $ 1,066,616     $  986,206    $   978,896     $   194,724
                                         ===========================================================================================

(1) Effective August 1, 2004, we entered into a new lease for the rental of office space for the period to January 31, 2007. We are committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. We have also entered into a sublease that expires December 31, 2005. We are committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

(2) Our long-term debt consists of a six-year note payable (the "Note Payable") issued by our wholly owned subsidiary Oil & Gas in the principal amount of $800,000 (December 31, 2003 - $1,000,000) and a six-year Subordinated Promissory Note Payable (the "Subordinated Note") in the principal amount of US $2,754,000, equivalent to Canadian $3,310,308 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700).

The Note Payable was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28 and December
28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

(3) The Subordinated Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on March 15, June 15, September 15 and December 15. The note is unsecured and is subordinated to all present and future bank debt of us and our subsidiaries. In connection with the issuance of the Subordinated Note, we issued 450,000 common stock purchase warrants to purchase an equal number of shares of our common stock with an exercise price of $3.73 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five year period that commenced July 1, 2003.

(4) Our long-term debt also consists of future income taxes in the amount of $2,220,885 and an asset retirement obligation of $1,279,702. The payment and timing of future income taxes is not certain. The timing of the payments required for future asset retirement obligations is expected to occur between 2010 and 2020.

G.    Safe Harbor

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of pre-feasibility and feasibility studies, estimates of future production, capital and operating costs, market prices of resources and our products and services and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in our businesses.

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, petroleum and natural gas reserve estimates and prices, competition by other resource companies, financing risks, and other risks and uncertainties detailed in this report and from time to time in our other public filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.


ITEM  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

      Set forth below is information concerning our current directors, senior management and key employees as of June 10, 2005:

                                                                            Date of Election or
Name                               Age      Position                        Appointment as Director
----                               ---      --------                        -----------------------
Harvey Lalach                      39       President,  Chief  Executive    September 12, 2002
                                            and  Financial  Officer,
                                            Chairman
James Golla                        72       Director                        April 23, 2002
Colin McNeil                       58       Director                        December 17, 2004
Colin Emerson                      35       Vice-President - Geology        N/A
Edward Asuchak                     45       Vice President - Operations     N/A

In September 2004 our chief financial officer Martin Eden resigned. Ying Yuen was appointed as CFO on October 18,2004 and subsequently resigned on Dec 17, 2004. Harvey Lalach our current president has assumed the role of CFO since the departure of Mr. Yuen. On June 30, 2005 we appointed JimCassina as a director.

The following is a brief biography of each of our directors, senior management and key employees as of June 10, 2005. There are no family relationships between any of such persons.

Harvey Lalach has served as a director for us since September 12, 2002, as a vice president from September 19, 2002 through December 6, 2002, as our president and chief executive officer since December 6, 2002 and as our chief financial officer from December 13, 2002 until January 26, 2004 and from December 17, 2004 through the present. He served as the president and chief executive officer of Quarry Oil & Gas Ltd. from July 28, 2003 until December 17, 2004, the date of the amalgamation between Quarry Oil & Gas Ltd. and Assure Holdings Inc. He also serves as president, chief executive and financial officer and as a director for each of Assure O&G and Westerra. From July 22, 2003 to the present he has served as a director for Keantha Holdings Inc., a private company that is 39.77% owned by us. Mr. Lalach was employed in the investment industry from 1987 to 1997 where he served as a securities trader, a floor trader and ultimately a branch manager for Green Line Investor Services, Inc. Mr. Lalach was the manager of administration and corporate relations for Goldtex Resources Ltd., a public mining company listed on TSX Venture Exchange Inc., from July 1997 to November 1998. He was the founder, president and director of Global Net Care, Inc. an Internet company whose shares are publicly traded on the OTC Bulletin Board, from November 1998 to March 2001. From September 2001 to July 2002, Mr. Lalach was the vice-president and director of Aubryn International Corp., a company that was mining for spring water in Southern California whose shares are publicly on the OTC Bulletin Board.

James Golla has served as a director of ours since April 23, 2002. He served as our interim president and chief executive officer from August 1, 2002 until September 12, 2002. He served as our secretary and treasurer from August 1, 2002 until January 26, 2004. Mr. Golla was a sports and business journalist with the Globe and Mail, Canada's national newspaper, from 1954 until his retirement in November 1996. Mr. Golla is also currently a director of Altair Nanotechnologies Inc. and has been since May 1994, a company that is developing nanomaterial products and is listed on the NASDAQ small-cap market. Mr. Golla is a director of several other public companies including Apogee Minerals Ltd. (since February
1998), a public oil and gas exploration company listed on the TSX Venture Exchange, Inc., European Gold, a public gold exploration company listed on the TSX Venture Exchange, Inc., Radiant Energy Corp., a high tech company manufacturing products for the airline industry listed on the TSX Venture Exchange, Inc.

Colin McNeil has served as a director of ours since December 17, 2004 He is the president and founder of C. McNeil & Associates Inc., a private company formed in Alberta that provides geophysical consulting services with respect to both Canadian and international projects. From September 2000 until May 2004 Mr. McNeil served as president for Zidane Energy, Inc., a private oil and natural gas company.

Colin Emerson has served as our vice president - geology since April 2005. From September 2003 until March 2005 he served as our Manager of Exploration. From April 2003 until September 2003 he was a geologist for Devlin Exploration. From July 2000 until December 2002 he was a geologist for Samson Canada. From August 1997 until June 2000 he was a geologist for Apache Canada.

Edward Asuchak has served as our vice president - operations since April 2005. From January 2004 until April 2005 he was a consultant to us. From September 1994 until April 2005 he was self employed as a drillings and completions engineer.

There are no family relationships, arrangements or understandings between any two or more directors or executive officers.

B.    Compensation

The following table sets forth information concerning the total compensation paid or accrued by us in Canadian dollars during the three fiscal years ended December 31, 2004 to all individuals that served as a director for us at any time during the fiscal year ended December 31, 2004 and all individuals that served as members of administrative, supervisory, or management bodies for us at any time during the fiscal year ended December 31, 2004.

                                                                   SUMMARY COMPENSATION TABLE

                                                        Annual Compensation                    Long-Term Compensation

                                                                                                Restricted
                              Fiscal Year                                       Securities        Stock
  Name and principal            Ended                             Other         Underlying      Awards Stock   LTP        All Other
      position               December 31    Salary    Bonus    Compensation    Options/SARs       Awards      Payouts   Compensation
Harvey Lalach                   2004        90,000   14,663        3,665(5)      175,000(1)(4)       --         --            --
 President and CEO              2003        90,000       --        3,462(2)           --             --         --            --
                                2002        14,885       --           --          100,000(3)(4)      --         --            --

Ying Yeung, Chief               2004        16,667       --           --              --             --         --            --
 Financisl  Officer(6)

Martin Eden Chief               2004        68,590   14,663           --         150,000(9)          --         --            --
 Financial Officer(7)

Colin McNeil, Director          2004            --       --           --                (10)         --         --            --

Lisa Komoroczy,
 Director(8)                    2004            --       --        4,110(5)           --             --         --            --
                                2003            --       --           --          30,000(11)         --         --            --

James Golla, Director           2004            --       --        3,165(5)       10,000(12)         --         --            --
                                2003            --       --           --              --             --         --            --
                                2002            --       --           --          20,000(13)         --         --            --


(1) Consists of 75,000 stock options issued on June 25, 2004 with an exercise price of $4.86 (US$4.05) per share expiring June 24, 2009 and 100,000 stock options issued September 21, 2004 with an exercise price of $3.00 (US$2.50) per share expiring September 20, 2009.
(2)   Consists of accrued vacation pay.
(3) Consists of 100,000 stock options issued to Mr. Lalach on October 1, 2002 with an exercise price of $4.34 (US$2.75) per share.
(4)   These options were cancelled effective June 30, 2005.
(5)   Consists of directors' fees
(6)   Resigned December 16, 2004

(7)   Resigned September 7, 2004
(8)   Resigned December 17, 2004
(9) Consists of 75,000 stock options issued on March 4, 2004 with an exercise price of $5.04 (US$4.20) per share expiring on March 3, 2009 and 75,000 stock options issued on June 25, 2004 with an exercise price of $4.86 (US$4.05) per share expiring June 24, 2009. All of these options were cancelled on October 7, 2004.
(10) On August 28, 2003 we issued 50,000 stock options to Mr. McNeil in his capacity as a consultant with an exercise price of $3.60 (US$3.00) per share. These options were cancelled effective June 30, 2005.
(11) Consists of 30,000 stock options issued on September 4, 2003 with an exercise price of $3.60 (US$3.00) per share expiring September 3, 2006. These options were cancelled on January 17, 2005.
(12) Consists of 10,000 stock options issued on October 1, 2002 with an exercise price of $4.34 (US$2.75) per share expiring September 30, 2005. These options were cancelled effective June 30, 2005.
(13) Consists of 20,000 stock options issued on September 21, 2004 with an exercise price of $3.00 (US$2.50) expiring September 20, 2009. These options were cancelled effective June 30, 2005.


Effective September 1, 2004 we adopted a fee structure for our directors. Pursuant thereto, our Chairman is receiving an annual fee of $2,000 payable quarterly. Our other directors are receiving an annual fee of $5,000 payable quarterly. Each committee chair is receiving an annual fee of $1,500 payable quarterly. Further, each director is receiving a fee of $250 for each board or committee meeting that they attend.

For the fiscal year ended December 31, 2004 Harvey Lalach received $3,665 in directors' fees, Colin McNeil received $2,922 in directors' fees, James Golla received $3,165 in directors' fees and Lisa Kozmoroczky received $4,110 in directors' fees.


Option/SAR Grants in Last Fiscal Year

The following table sets forth certain information concerning stock options granted during fiscal 2004 to the executive officers listed in the Summary Compensation Table above, referred to as the Named Executive Officers:


                                                                 Individual Grants
                                                          ------------------------------
                                    Number of             Percent of Total
                                    Securities             Options/SAR's          Exercise
                                    Underlying               Granted to             Price
                                  Options/SAR's             Employees in             per
Name                                 Granted                Fiscal Year             Share        Expiration Date
----                                 -------                -----------             -----        ---------------
Harvey Lalach                         75,000                        9.2%           $ 4.86(1)           6/24/2009(3)
                                     100,000                       12.3%           $ 3.00(2)           9/20/2009(3)
James Golla                           10,000                        N/A            $ 3.00(2)           9/20/2009(3)
Ying Yuen                                N/A                        N/A               N/A                   N/A
Martin Eden                           75,000                        9.2%           $ 5.05(4)           3/03/2009(6)
                                      75,000                        9.2%           $ 4.86(5)           6/24/2009(6)
Colin McNeil                          50,000                        N/A            $ 3.61(7)           8/27/2006(8)
Lisa Komorocozy                       30,000                        N/A            $ 3.60(9)           9/03/2006(10)
James Golla                           10,000                        N/A            $ 4.34(11)          9/30/2005(12)

      (1)   US$4.05
      (2)   US$2.50
      (3)   These options were cancelled effective June 30, 2005.
      (4)   US$4.20
      (5)   US$4.05
      (6)   These options were cancelled effective October 7, 2004
      (7)   US$3.00

      (8)   These options were cancelled effective June 30, 2005.
      (9)   US$3.00
      (10)  These  options  were  cancelled  effective  January 17,  2005.
      (11)  US$2.75
      (12)  These options were cancelled effective June 30, 2005.

Aggregate   Option/SAR  Exercises  in  Last  Fiscal  Year  and  Fiscal  Year-End
Option/SAR Values

The following table sets forth certain information concerning the number and value of unexercised options to purchase shares of our common stock held at the end of fiscal 2004 by the Named Executive Officers and the number and value of the shares received from the exercise of options during fiscal 2004 by such Named Executive Officers:


                                                                                      Number of
                                                                                     Unexercised              Value of Unexercised
                                                                                Securities Underlying             In-the-Money
                                                                                 Options/SARs Fiscal            Options/SARs at
                                   Shares                                              Year-End               Fiscal Year-End ($)
                                 Acquired on          Value Realized               (#)Exercisable /               Exercisable/
Name                            Exercise (#)                ($)                     Unexercisable                Unexercisable
----                            ------------                ---                     -------------                -------------
Harvey Lalach                            N/A                N/A                        275,000
                                                                                 150,000 Exercisable                  N/A
                                                                                125,000 Unexercisable                 N/A
James Golla                              N/A                N/A                         30,000
                                                                                  20,000 Exercisable                  N/A
                                                                                 10,000 Unexercisable                 N/A
Ying Yuen                                N/A                N/A                          N/A                          N/A
Martin Eden                              N/A                N/A                          N/A                          N/A
Colin McNeil                             N/A                N/A                         50,000
                                                                                  50,000 Exercisable                  N/A
                                                                                   0 Unexercisable                    N/A
Lisa Komorocozy                          N/A                N/A                         30,000
                                                                                  30,000 Exercisable                  N/A
                                                                                    0 Unexercisable                   N/A


Long Term Incentive Plan Awards

We made no long-term incentive plan awards to the persons listed in the Summary Compensation Table or any other persons since our inception other than listed below.


Production Bonus Pool
---------------------

We previously announced plans to create a production bonus pool that was a cash pool to be funded by us based on the sustained barrel of oil per day or its natural gas equivalent production of all oil and gas properties in which we or our subsidiaries had a working interest. Initial funding of the pool was to commence if we reached 2,000 barrels of oil or its natural gas equivalent production per day for a period of 120 consecutive days. Additional funding was required upon our reaching additional production milestones. Maximum funding in the aggregate amount of $1,075,000 (US$829,155), payable in stock or cash was required if we reached sustained production for 120 consecutive days of 5,000 barrels of oil or its natural gas equivalent per day. Allocations from the production bonus pool were subject to the discretion of our board of directors which was to also determine the employees of ours, including employees of our subsidiaries, eligible for participation in the pool. The production bonus pool was never created and effective April 27, 2005 we terminated our plan to create it.

Employment Agreements

Effective September 30, 2002 we entered into a nine-month employment agreement with Harvey Lalach to serve as our Vice-President-Corporate Affairs. The agreement was automatically renewable for successive six-month terms unless either party delivered written notice of termination to the other at least 15 days prior to the end of the then existing term. Upon the December 6, 2002 resignation of Suzanne West, Mr. Lalach succeeded to the positions of president and chief executive officer and the agreement was deemed terminated except with respect to the options granted to Mr. Lalach thereunder. The agreement provided for a base salary of $3,000 per month and the grant of 100,000 3-year non-statutory stock options with an exercise price of $US$2.75 per share. The options contained anti-dilution provisions. 50,000 of the options vested on each of March 31, 2003 and March 31, 2004. In recognition of his added duties, commencing December 6, 2002 we were paying Mr. Lalach a salary of $7,500 per month (approximately US$5,000) under a verbal month to month arrangement. Effective September 2, 2003 we entered into a 2 year written employment agreement with Mr. Lalach. Thereunder, we were paying Mr. Lalach a base annual salary of $90,000. On January 3, 2005 we executed a letter agreement with Mr. Lalach revising the compensation payable to Mr. Lalach effective January 17, 2005. The agreement provided for the payment of $10,000 per month to Mr. Lalach as salary, and the issuance of 350,000 stock options at $2.17 (US$1.78) per share, and the right to receive one year's salary as compensation in the event we are a party to a merger, takeover, or business combination in which we are acquired or taken over. It further provided that we could cancel all options previously issued to Mr. Lalach, exclusive of 100,000 fully vested options with an exercise price of $4.34 (US$2.75) per share (the "Excluded Options") and that we could cancel all rights of Mr. Lalach to participate in our proposed production bonus pool. The 350,000 options required to be issued pursuant to this agreement were never issued by mutual agreement between Mr. Lalach and us. Effective April 27, 2005 the terms of Mr. Lalach's employment were further amended to provide for the payment of two years of salary to Mr. Lalach, rather than one, in the event we are a party to a merger, takeover or business combination in which we are acquired or taken over. This later amendment further provided, that in lieu of the 350,000 options issuable to Mr. Lalach under the January 3, 3005 agreement that 250,000 options with an exercise price of $1.25 (US$1.00) per share be issued to Mr. Lalach. These options which were issued on April 27, 2005 (the "April 2005 Options"), vested on issuance and were exercisable for a period of one year from issuance. Effective June 30, 2005 we cancelled an aggregate of 525,000 options previously issued to Mr. Lalach, including, with the approval of Mr. Lalach, the Excluded Options, and the April 2005 Options.

On January 3, 2005 we entered into a letter agreement with Ed Asuchak effective January 17, 2005 pursuant to which we engaged Mr. Asuchak to serve as our Senior Engineer and Vice President-Operations. The agreement provided for a monthly salary of $10,000, a signing bonus of $25,000, the issuance of 225,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $2.17 (US$1.78 per share), and the right to receive six months of salary as compensation in the event we were a party to a merger, takeover or business combination in which we were acquired or taken over. The 225,000 options required to be issued pursuant to the agreement were never issued by mutual agreement between us and Mr. Asuchak. Effective April 27, 2005 the terms of Mr. Asuchak's employment agreement were amended to provide for the payment of eighteen months of salary to Mr. Asuchak, rather than six months, in the event we were a party to a merger, takeover or business combination in which we were acquired or taken over. The amendment further provided that 130,000 stock options with an exercise price of $1.25 (US$1.00) per share be issued to Mr. Asuchak. These options, which were issued on April 27, 2005 (the "April 2005 Options"), vested on issuance and were exercisable for a period of one year from issuance. Effective June 30, 2005 we cancelled an aggregate of 235,000 options previously issued to Mr. Asuchak, including the April 2005 Options.

On January 3, 2005 we entered into a letter agreement with Colin Emerson effective January 17, 2005 pursuant to which we engaged Mr. Emerson to serve as our Explorations Manager and Vice President-Geology. The agreement provided for a monthly salary of $10,000, the issuance of 225,000 stock options each exercisable for the purchase of one share of our common stock at a price of $2.17 (US$1.78 per share), and the right to receive one year of salary as compensation in the event we were a party to a merger, takeover or business combination in which we were acquired or taken over. The 225,000 options required to be issued pursuant to the agreement were never issued by mutual agreement between us and Mr. Emerson. Effective April 27, 2005 the terms of Mr. Emerson's employment were amended to provide for the payment of eighteen months of salary to Mr. Emerson, rather than one year, in the event we were a party to a merger, takeover or business combination in which we were acquired or taken over. The amendment further provided that 130,000 stock options with an exercise price of $1.25 (US$1.00) per share be issued to Mr. Emerson. These options which were issued on April 27, 2005 (the "April 2005 Options"), vested on issuance and were exercisable for a period of one year from issuance. Effective June 30, 2005 we cancelled an aggregate of 380,000 options previously issued to Mr. Emerson, including the April 2005 Options.


Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers.

C.    Board Practices

Our directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election. We have no arrangement to provide benefits to our directors upon termination.

Our audit committee is comprised of Harvey Lalach, James Golla, and Colin McNeil. Each is financially literate but none qualifies as an audit committee financial expert. Of these members, only James Golla is independent. The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment. The audit committee reviews our audited financial statements and liaises with our auditors and recommends to the board of directors whether or not to approve such statements. At the request of our auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or our shareholders.

The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

We also have an oil and gas committee, a compensation and a corporate governance committee. Each of these committees have the same composition as the audit committee, and are not comprised of a majority of non-management directors and unrelated directors.


D.    Employees

During the fiscal years ended December 31, 2004, 2003 and 2002, we had an average of 6 employees. At December 31, 2004 we had 6 employees and 3 contractors.


E.    Share Ownership

The following table sets forth information with respect to the ownership of our common stock, stock options, and common stock purchase warrants as at June 10, 2005 by each of the persons listed in Item 6A hereof. As at June 10, 2005 none of the persons listed owned more than 1% of our outstanding common stock on a fully diluted basis.

-------------------------------------- ------------------------------ ---------------------------- ----------------------------
Name                                   Common Stock                   Stock Options                Warrants
-------------------------------------- ------------------------------ ---------------------------- ----------------------------
Harvey Lalach                          31,000                         525,000(1)                   20,000(2)
-------------------------------------- ------------------------------ ---------------------------- ----------------------------
James Golla                            0                              70,000(3)                    0
-------------------------------------- ------------------------------ ---------------------------- ----------------------------
Colin McNeil                           0                              90,000(4)                    0
-------------------------------------- ------------------------------ ---------------------------- ----------------------------
Colin Emerson                          0                              380,000(5)                   23,300(6)
-------------------------------------- ------------------------------ ---------------------------- ----------------------------
Ed Asuchak                             0                              235,000(7)                   0
-------------------------------------- ------------------------------ ---------------------------- ----------------------------

      (1) Represents (i) 100,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.34 (US$2.75) per share during the period ending September 30, 2005;
            (ii) 100,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.00 (US$2.50) per share during the period ending September 20, 2009; (iii) 75,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.86 (US$4.05) per share during the period ending June 23, 2009; and (iv) 250,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the period ending April 26, 2006. All of these options were cancelled effective June 30, 2005.
      (2) Represents 20,000 Class B Warrants, each exercisable for the purchase of one share of our common stock at a price of US$.667 per share during the period ending June 30, 2008.
      (3) Represents (i) 20,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.34 (US$2.75) per share during the period ending September 30, 2005;
            (ii) 10,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.00 (US$2.50) per share during the period ending September 20, 2009; and (iii) 40,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the period ending April 26, 2006. All of these options were cancelled effective June 30, 2005.
      (4) Represents (i) 50,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.60 (US$3.00) per share during the period ending August 27, 2006; and
            (ii) 40,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the period ending April 26, 2006. All of these options were cancelled effective June 30, 2005.

      (5) Represents (i) 100,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.00 (US$2.50) per share during the period ending September 20, 2009;
            (ii) 75,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.86 (US$4.05) per share during the period ending June 23,2009; (iii) 75,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.60(US$3.00) per share during the period ending August 27, 2006; and (iv) 130,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the period ending April 26, 2006. All of these options were cancelled effective June 30, 2005.
      (6) Represents 10,000 Class A Warrants, each exercisable for the purchase of one share of our common stock at a price of US$.333 per share during the period ending June 30, 2007; and 10,000 Class B Warrants, each exercisable for the purchase price of one share of our common stock at a price of US$.667 per share during the period ending June 30, 2008.
      (7) Represents (i) 20,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $3.00 (US$2.50) per share during the period ending September 20, 2009;
            (ii) 45,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.86 (US$4.05) per share during the period ending June 23,2009; (iii) 40,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $4.94 (US$4.11) per share during the period ending May 15, 2009; and (iv) 130,000 stock options, each exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the period ending April 26, 2006. All of these options were cancelled effective June 30, 2005.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

To the best of our knowledge, as at June 1, 2005, no shareholders of ours beneficially owned more than 5% of our common stock.


As of June 1, 2005, we had 24,384,844 common shares outstanding of which 1,636,552 common shares were registered to 18 shareholders in Canada.

B.    Related Party Transactions

On August 27, 2002 we entered into a Stock Exchange Agreement with Inventoy.com International Inc., Kaplan Design Group, Douglas Kaplan, Ed Kaplan and Ron Beit-Halachmy whereby we transferred ownership of our then inactive subsidiary, Inventoy.com International Inc., to Kaplan Design Group, and Messrs. Beit-Halachmy, Kaplan and Kaplan in exchange for an aggregate of 14,440,000 shares of our common stock.

Effective October 1, 2002 we issued 100,000 and 20,000 stock options, respectively, to Harvey Lalach and James Golla. The options had a three year term that was to expire on September 30, 2005 and were exercisable for the purchase of shares of our common stock at an exercise price of $4.34 (US$2.75) per share. These options were cancelled effective June 30, 2005.

Effective September 12, 2002 we entered into a three year employment agreement with Suzanne West. The agreement was terminated effective December 6, 2002.

Effective September 16, 2002 we entered into a two year employment agreement with Cameron Smigel pursuant to which he served as a vice president and as our chief financial officer until the termination of his employment with us effective December 13, 2002. The agreement provided for an annual base salary of $86,000(US$54,513) and the issuance of 150,000 stock options exercisable for the purchase of one share of our common stock at a price of $4.34 (US$2.75) per share. The options were never issued and upon Mr. Smigel's termination of his employment, our obligation to issue the options ceased.

Effective September 30, 2002 we entered into a nine month employment agreement with Harvey Lalach. Subsequent thereto Mr. Lalach was employed under a verbal month to month arrangement. Effective September 2, 2003 we entered into a two year employment agreement with Mr. Lalach. The terms of Mr. Lalach's employment were further amended by letter agreements dated January 3, 2005 and April 27, 2005. See Item 6B - Compensation - Employment Agreements.

Effective August 28, 2003 we entered into a six month  consulting  contract with
C. McNeil and Associates Inc., under which C. McNeil and Associates Inc. received a monthly consulting fee of $5,000 (US$3,569) for geophysical services. Subsequently, on October 23, 2003 Colin McNeil became a director of Quarry. As of March 1, 2004 C. McNeil and Associates agreed to provide further services on an as needed basis for $80(US$61) an hour. Effective August 28, 2003 we issued 50,000 non-statutory stock options to C. McNeil and Associates Inc. each exercisable, upon vesting, to purchase one share of our common stock at a price of $3.61 (US$3.00) per share during the five year period commencing on the date of vesting. These options were cancelled effective June 30, 2005.

Effective September 15, 2003, Assure O&G entered into a Management Services Agreement with Quarry for supplying Quarry with the services of certain employees that had management or operational expertise including, but not limited to, the services of Messrs. Tim Chorney, Cameron Bogle and Colin Emerson. In consideration thereof, Quarry paid a monthly fee to Assure equal to a percentage of the costs incurred in providing such services and the extent of the services provided.

Effective September 4, 2003 we issued 30,000 non-statutory stock options to Lisa Komoroczy a director. The options had a term of three years that were set to expire on September 3, 2006 and were exercisable for the purchase of shares of our common stock at an exercise price of $3.60 (US$3.00) per share. These options were cancelled effective January 17, 2005.

In October 2003 we issued 21,600 shares of our common stock to Lisa Komoroczy in connection with her exercise of a like number of Class A Warrants at an exercise price of $0.43 (US$.333) per share.

In October 2003, we issued 20,000 shares of our common stock to Harvey Lalach in connection with his exercise of a like number of Class A Warrants at an exercise price of $0.43(US$.333) per share.

Effective December 1, 2003 we entered into an agreement, through Assure O&G, with Quarry pursuant to which we paid Quarry a $450,000 (US$347,088) prospect fee and drilled two wells at our sole expense, on certain farmout lands of Quarry located in northeast British Columbia. We earned a 100% working interest in the two wells before payout and a 50% working interest thereafter. Additionally, we earned 50% of Quarry's pre-farmout interest in the balance of the farmout land.

Effective March 4, 2004 we issued 75,000 non-statutory options to Martin Eden, our secretary, treasurer and chief financial officer. Each option was exercisable, upon vesting, to purchase one share of our common stock during the five year period commencing on the date of vesting at a price of $5.05 (US$4.20) per share. These options were cancelled effective October 7, 2004 2004.

Effective March 3, 2004 we agreed to enter into a 1 year written employment agreement with Martin Eden pursuant to which we would pay Mr. Eden a salary of $100,000 per year and grant him eligibility to participate in our production bonus pool.

In June 2004 we issued cash bonuses of $14,663 (US$10,800) to each of Harvey Lalach and Martin Eden in recognition of their hard work and dedication. Each of Messrs. Lalach and Eden utilized the bonus to purchase 3,000 units in our Regulation S private placement which we completed on June 30, 2004.

Effective June 30, 2004, we acquired 1,000,000 common shares of Quarry, comprising part of the Units issued under a private placement. On November 1, 2004, we advanced $1,250,000 to Quarry. This amount is unsecured, non-interest bearing and without fixed or agreed repayment terms. Quarry used these funds to repay the debenture which matured on November 1, 2004 (See Note 8 of the audited consolidated financial statements). On November 10, 2004, we participated in a non-brokered private placement and acquired 757,143 common shares of Quarry at $0.70. As a result, we directly held a total of 8,677,043 common shares representing 50.2% of the total issued and outstanding common shares of Quarry. Effective December 17, 2004 through our wholly owned subsidiary, we acquired the remaining 49.79% outstanding common shares of Quarry (See note 2 of the audited consolidated financial statements).

At December 31, 2004, included in our accounts receivable was $249,938 and included in our accounts payable was $377,339 due to companies controlled by our director who was appointed on December 17, 2004. These accounts receivable and payable arise as we share an interest in oil and gas properties with this director that we operate.

Effective June 25, 2004 we issued 75,000 stock options to each of Harvey Lalach and Martin Eden. The options had an exercise price of $4.86 (US$4.05) per share, were exercisable through June 24, 2009, and were to vest in equal amounts on each of December 24, 2004; June 24, 2005; and December 24, 2005. The Eden options were cancelled effective October 7, 2004. The Lalach options were cancelled effective June 30, 2005.

On January 3, 2005 we entered into employment agreements with each of Harvey Lalach, Colin Emerson and Edward Asuchak. Each of these agreements was effective as of January 17, 2005 and was amended on April 27, 2005. For a description of these agreements see Item 6B. Employment Agreements.

Effective April 27, 2005 we issued an aggregate of 510,000 stock options to our three executive officers and an aggregate of 80,000 stock options to our two non-employee directors. Each option vested upon issuance and is exercisable for the purchase of one share of our common stock at a price of $1.25 (US$1.00) per share during the one year period ending April 26, 2006. Each of these options were cancelled effective June 30, 2005.

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


ITEM  8. FINANCIAL INFORMATION

See Item 17 - "Financial Statements" for our consolidated financial statements and other financial information, as well as for information regarding changes since the date of our consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2004 and 2003 have been audited by BDO Dunwoody LLP and the consolidated financial statements for the year ended December 31, 2002 were audited by Rogoff & Company PC and comprise the following:

Reports of Independent Registered Public Accounting Firms
Balance sheets
Income statements (Statement of Operations)
Statements of cash flows
Notes to financial statements

Note 12 of the financial statements - "Share Capital" shows the changes in share capital since December 31, 2002.

The financial statements cover the period from 2002 through 2004 and thus cover the requirements for the Form 20F disclosure.

Export sales are not a significant portion of the sales volume.

Other than as discussed below, there are no pending or threatened material legal actions against us. We are subject to litigation in the normal course of business, but we do not believe that the resolution of any of these proceedings will have a material impact on our financial position or profitability.


Litigation

We are currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. We are contesting this claim and have not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of December 31, 2004 as the plaintiff has not moved the litigation forward.


Dividends

We have never paid and do not intend, at this stage, to declare or pay cash dividends on our common stock in the foreseeable future.

ITEM  9. THE OFFER AND LISTING

A.    Offer and Listing Details

There is no offer associated with this annual report.

Trading History

Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "ASURF." From November 6, 2001 until May 1, 2002, the date we changed our name from Inventoy.com, Inc. to Assure Energy, Inc., our common stock was quoted under the symbol "INVY." From May 1, 2002 until on or about February 6, 2004, the date we effected our continuance from Nevada to Alberta, Canada our stock was quoted under the symbol "ASUR". The prices reflect our 4:1 forward stock split which took effect after the close of business on March 6, 2002 and our 3:2 forward stock split which took effect after the close of business on September 17, 2002.

The following tables sets forth the high and low market prices for our common stock for the four most recent fiscal years ended December 31, 2004. Although eligible to be traded commencing November 1, 2001, our common stock did not commence trading until 2002.

--------------------------------------- ----------------------------- -----------------------------
          YEARS ENDING DECEMBER 31            HIGH MARKET PRICE (US$)      LOW MARKET PRICE (US$)
--------------------------------------- ----------------------------- -----------------------------
2004                                                           $4.64                         $1.45
--------------------------------------- ----------------------------- -----------------------------
2003                                                            4.66                          2.95
--------------------------------------- ----------------------------- -----------------------------
2002                                                            3.74                          0.25
--------------------------------------- ----------------------------- -----------------------------


The following table sets forth the high and low market prices for our common stock for each full quarterly period during the three fiscal years ended December 31, 2004 and the current year through May 31, 2005.

------------------------------------------ -------------------------- --------------------------
             PERIOD                           HIGH MARKET PRICE US$       LOW MARKET PRICE US$
------------------------------------------ -------------------------- --------------------------
2005
Second Quarter (through June 10, 2005)                         $1.35            $0.86
First Quarter                                                  $2.25            $0.86
------------------------------------------ -------------------------- --------------------------
2004
Fourth Quarter                                                 $3.23            $1.45
Third Quarter                                                  $4.14            $2.10
Second Quarter                                                 $4.55            $4.03
First Quarter                                                  $4.64            $4.20
------------------------------------------ -------------------------- --------------------------
2003
Fourth Quarter                                                 $4.66            $3.73
Third Quarter                                                  $3.95            $2.95
Second Quarter                                                 $3.15            $3.00
First Quarter                                                  $3.08            $3.06
------------------------------------------ -------------------------- --------------------------
2002
Fourth Quarter                                                 $3.11            $3.00
Third Quarter                                                  $3.74            $2.56
Second Quarter                                                 $2.55            $0.25
First Quarter                                                  $0.25            $0.25
------------------------------------------ -------------------------- --------------------------

The following table sets forth the high and low market prices for our common stock during the most recent six months:

------------------------------------- -------------------- ----------------
                    MONTH                  HIGH MARKET     LOW MARKET
                                           PRICE (US$)     PRICE (US$)
------------------------------------- -------------------- ----------------
May 2005                              $1.02                $.80
------------------------------------- -------------------- ----------------
April 2005                            $1.38                $.95
------------------------------------- -------------------- ----------------
March 2005                            $1.09                $.83
------------------------------------- -------------------- ----------------
February 2005                         $.91                 $.70
------------------------------------- -------------------- ----------------
January 2005                          $2.50                $1.40
------------------------------------- -------------------- ----------------
December 2004                         $2.72                $1.40
------------------------------------- -------------------- ----------------

There have been no trading suspensions in the prior three years.

B.    Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.    Markets

Our common stock currently trades on the NASD OTC Bulletin Board under the symbol "ASURF" and on the Frankfurt Stock Exchange under the symbol "ASL".

During 2004 we applied for listing on the American Stock Exchange and the Toronto Stock Exchange. Both of these listings were subsequently withdrawn.

D.    Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E.    Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F.    Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM  10. ADDITIONAL INFORMATION

A.    Share Capital

We are authorized to issue 100,000,000 common shares without nominal or par value ("Common Shares"), 4,977,250 preferred shares without nominal or par value ("Preferred Shares"), 17,500 Series A Preferred Shares, and 5,250 Series B Preferred Shares. At December 31, 2004 23,868,265 Common Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares were issued and outstanding. At June 10, 2005 24,384,844 Common Shares, 17,500 Series A Preferred Shares, 5,250 Series B Preferred Shares were issued and outstanding. All of our issued and outstanding common shares are fully paid. More than 10% of our share capital has been paid for with assets other than cash. We do not own any of our Common Shares.


Common Shares

The holders of the Common Shares are entitled to dividends as and when declared by the directors, to one vote per share at meetings of shareholders of the Company, and upon liquidation, subject to the rights of the holders of Preferred Shares, are entitled to share rateably with the holders of the Common Shares in all distributions of assets of the Company.


Preferred Shares

Preferred Shares may be issued from time to time in one or more series or classes. Our board of directors is expressly authorized to provide by resolution or resolutions duly adopted prior to issuance, for the creation of each such series and class of preferred stock and to fix the designation and the powers, preferences, rights, qualifications, limitations, and restrictions relating to the shares of each such series. The authority of the board of directors with respect to each series of preferred stock shall include, but not be limited to, determining the following:

      o the designation of such series, the number of shares to constitute such series and the stated value thereof if different from the par value thereof;

      o whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the term of such voting rights, which may be general or limited;

      o the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares or shares of any other class or any other series of Preferred Shares;

      o whether the shares of such series shall be subject to redemption by us, and, if so, the times, prices and other conditions of such redemption;

      o the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of our assets;

      o whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relating to the operation thereof;

      o whether the shares of such series shall be convertible into, or exchangeable for, shares or shares of any other class or any other series of Preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

      o the conditions or restrictions, if any, upon the creation of indebtedness by us or upon the issue of any additional shares, including additional shares of such series or of any other series of Preferred Shares or of any other class; and

      o any other powers, preferences and relative, participating, options and other special rights, and any qualifications, limitations and restrictions, thereof.

The powers, preferences and relative, participating optional and other special rights of each series of Preferred Shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.


Series A Shares

This series of  preferred  shares  consists of seventeen  thousand  five hundred
(17,500) shares of convertible Series A Shares with a stated value of one hundred dollars per share. The holders of Series A Shares are entitled to receive dividends at the rate of five percent (5%) per annum on the stated value of each share of Series A Shares. Dividends on the Series A Shares are cumulative from the date of issuance. So long as any shares of the Series A Shares are outstanding, no dividends shall be declared or paid or set apart for payment or other distribution declared or made upon junior securities including our common shares. The outstanding shares of Series A Shares are convertible into units of the Company as is determined by dividing the stated value by the conversion price, as defined below, at the option of the holder in whole or in part. Each unit consists of one common share and one common share purchase warrant which may be exercised for the purchase of one additional common share at an exercise price of US$1.166 per share at any time during the four year period commencing one year after the date of issuance of the units. The present conversion price for the conversion of a share of Series A Shares into units is US$1.00 of stated value and is subject to anti-dilution provisions.

The Series A Shares are redeemable at our sole option at any time prior to our receipt of a notice of conversion to the extent funds are legally available therefore, at any time and from time to time, in whole or in part, at a redemption price equal to 105% of the stated value of each Series A Shares being redeemed plus accrued and unpaid dividends thereon.

The Series A Shares as to dividends, redemptions, and the distribution of assets upon our liquidation, dissolution or winding up, ranks (i) prior to our common shares; (ii) prior to any class or series of capital shares of ours that, by its terms, ranks junior to the Series A Shares; (iii) junior to any class or series of capital shares of ours which by its terms ranks senior to the Series A Shares; and (iv) pari passu with any other series of preferred shares of ours which by its terms ranks on a parity with the Series A Shares.

Series B Shares

This series of preferred  shares  consists of five  thousand  two hundred  fifty
(5,250) Series B Shares, with a stated value of one hundred dollars per share. The Series B Shares rank pari passu with the Series A Shares and are identical in all respects, except that the warrants issuable upon conversion have an exercise price of US$1.333 per share and the present price for the conversion of a Series B Share into units is US$1.166 of stated value.


Warrants

There were 9,093,400 and 8,907,600 warrants outstanding at December 31, 2004 and June 10, 2005, respectively. In addition, there were 2,730,200 warrants that would be issued if the overlying primary warrants and Series A and B Preferred Shares were exercised or converted.

The 8,907,600 warrants outstanding at June 10, 2005 consisted of the following:

      o 1,593,900 shares underlying Class A Warrants with an exercise price of US$0.333 per share. Full exercise of the Class A Warrants will result in proceeds of approximately US$530,769;

      o 3,600,000 shares underlying Class B Warrants with an exercise price of US$0.667 per share. Full exercise of the Class B Warrants will result in proceeds of approximately US$2,401,200;

      o 2,100,000 shares underlying May 8, 2002 warrants with an exercise price of US$1.00 per share. Full exercise of the May 8, 2002 warrants will result in proceeds of US$2,100,000;

      o 90,000 shares underlying April 2003 warrants with an exercise price of US$3.00 per share. Full exercise of the April 2003 warrants will result in proceeds of US$270,000;

      o 350,000 shares underlying March 15, 2003 warrants with an exercise price of US$3.10 per share. Full exercise of the warrants will result in proceeds of US$1,085,000;

      o 533,500 shares underlying February 26, 2003 warrants with an exercise price of 2.50 per share. Full exercise of the warrants will result in proceeds of US$1,333,750;

      o 530,200 shares underlying Class E Warrants with an exercise price US$4.00. Full exercise of the Class E Warrants will result in proceeds of US$2,120,800;

      o 60,000 shares underlying June 25, 2004 Warrants with an exercise price of US$4.05 per share. Full exercise of the Warrants will result in proceeds of US$243,000; and

      o 50,000 shares underlying September 1, 2004 Warrants with an exercise price of US$2.50 per share. Full exercise of the Warrants will result in proceeds of US$125,000.

The 2,730,200 warrants that were issuable at June 10, 2005 if the overlying warrants and Series A and B Preferred stock were exercised/converted consisted of:

      o 530,200 shares underlying Class F Warrants with an exercise price of US$4.25 per share. Exercise of the Class F Warrants is dependent upon prior exercise of the Class E Warrants. Full exercise of the Class F Warrants will result in proceeds of US$2,253,350;

      o 1,750,000 shares issuable upon exercise of Warrants comprising part of the units issuable upon conversion of the Series A Preferred Stock. The Warrants have an exercise price of US$1.166 per share. Full exercise of the Warrants will result in proceeds of US$2,040,500; and

      o 450,000 shares issuable upon exercise of Warrants comprising part of the units issuable upon conversion of the Series B Preferred Stock. The Warrants have an exercise price of US$1.333 per shares. Full exercise price of the Warrants will result in proceeds of US$599,850.

At June 10, 2005, if all of the referenced warrants were exercised or converted we would have issued an aggregate of 11,637,800 shares and received aggregate proceeds of approximately US$15,103,219. This would have resulted in an average exercise price of approximately US$1.30 per share.

Subsequent to June 10, 2005, we issued an aggregate of 434,681 shares of our common stock and an aggregate of 530,200 Class E Warrants expired. The expiration of the Class E Warrants precludes our issuance of any Class F Warrants.


Options

There were 1,105,000 and 1,385,000 stock options outstanding at December 31, 2004 and June 10, 2005 respectively, held by certain of our directors, officers and employees. All of the outstanding options were cancelled effective June 30, 2005.


                                 CAPITALIZATION

The following table presents our consolidated capitalization (expressed in Canadian dollars) as at March 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002


                                                   As at              As at                  As at                      As at
Description of Capital     Authorized        March 31, 2005     December 31, 2004      December 31, 2003          December 31, 2002
----------------------     ----------        --------------     -----------------      -----------------          -----------------
                                              (unaudited)           (audited)              (audited)                   (audited)

Long-term debt(1)              N/A               $2,901,462        $3,131,412             $4,370,595                  1,000,000
Shareholders' equity
Common Shares              100,000,000           24,384,842        23,868,265             19,650,100                 15,366,000
Preferred Shares            4,977,250               Nil                Nil                    Nil                        Nil
      Series A Shares        17,500                17,500            17,500                 17,500                     17,500
      Series B Shares         5,250                5,250              5,250                  5,250                      5,250
Warrants                       N/A               8,859,400          9,093,400             10,036,400                  7,200,000

Notes:

(1) Long term debt is net of the current portion, and consists of debentures which are held by one private investor with varying dates of repayments ranging from March 2004 to March 2009.

B.    Memorandum and Articles of Association

The information required by this section can be found in our Registration Statement on Form S-4 (Registration No. 333-107233) that was declared effective by the Securities and Exchange Commission on December 18, 2003.

C.    Material Contracts

As at December 31, 2004 there were no material contracts other than contracts entered into in the ordinary course of business. Subsequent to December 31, 2004 we entered into the following material contracts:

On January 3, 2005 we entered into employment agreements with each of Harvey Lalach, Colin Emerson and Edward Asuchak. Each of these agreements was effective as of January 17, 2005 and was amended on April 27, 2005. For a description of these agreements see Item 6B. Employment Agreements.

On April 21, 2005 we engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm as our exclusive agent to assist us in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood was to earn a commission equivalent to 0.9% of the Transaction value. On June 1, 2005 the agreement with Haywood was amended and Haywood will earn a commission equivalent to 1.0% of the Transaction value. In connection therewith, on July 8, 2005 we entered into an Arrangement Agreement with GEOCAN Energy, inc. ("GEOCAN") pursuant to which GEOCAN will ,subject to satisfaction of certain conditions, acquire all of our issued and outstanding common stock on the basis of .70 of a GEOCAN common share for each share of our common stock.

D.    Exchange Controls

There are no governmental laws, decrees or regulations existing in Canada (where we are incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our security. Further, Canada does not have foreign exchange currency controls.

E.    Taxation


Material Canadian Federal Income Tax Consequences

We believe that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of Assure in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this annual report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Assure) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.


Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. We are a public corporation for purposes of the ITA and a common share of ours will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of ours.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of our shares, subject to the relieving provisions of the Treaty described below. Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

Where the non-resident holder realized a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for Assure,

(b) the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.


Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of our shares under current law. This discussion assumes that U.S. holders hold their shares of our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by us herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.


U.S. Holders

As used herein, a "U.S. Holder" includes a holder of our shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Common Shares

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that we have current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Assure. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).


Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to this or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of our common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.


Disposition of Our Common Shares

A U.S. Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.
Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.


Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases our common shares with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from our common shares in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares (we do not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a "foreign personal holding company", "foreign investment company", "passive foreign investment company" or "controlled foreign corporation" as discussed below):


Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold our common shares (on the earlier of the last day of our tax year or the last date in which we were a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.


Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.


Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are producing passive income (generally 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death. The transferee's basis in this case will depend on the manner of transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which our shares are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.


Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our stock("United States shareholder"), we could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of Assure. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of our common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of our common shares, a more detailed review of these rules is outside the scope of this discussion.

We are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.

F.    Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

G.    Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

H.    Documents on Display

You can read our SEC filings at the SEC's website at www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I.    Subsidiary Information

To the best of our knowledge there is no information relating to our subsidiaries that is required to be disclosed in this section.

ITEM  11. QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Disclosures about Market Risk

Credit risk

Substantially all of our accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. As we market our commodities through oil and gas marketing companies, we are also exposed to the risks associated with these companies. In addition, we are exposed to credit risk in our trade accounts receivable included in receivables. At year end one company accounted for 17% of our total accounts receivable.


Interest rate risk management

Our fixed rate debt is subject to interest rate price risk as the value will fluctuate as a result of changes in market rates. Floating rate debt is subject to interest rate cash flow risk as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

At December 31, 2004 and December 31, 2003, we had fixed the interest rates on the following interest bearing obligations:

                                      December 31, 2004             December 31, 2003
------------------------------- ------------------------------ --------------------------
Debenture payable               $                     -        $      1,250,000
Long term debt                                4,110,308               5,200,700
------------------------------- ------------------------------ --------------------------
                                $             4,110,308        $      6,450,700
------------------------------- ------------------------------ --------------------------

Our contractual obligations at December 31, 2004 are as follows:

Description                               Total             2005             2006              2007            2008        2009
------------------------------------------------------------------------------------------------------------------------------------
Operating Leases (note 1)            $     208,454     $    113,424    $     87,720     $     7,310     $         --      $       --

Note Payable (note 2)                      800,000          200,000         200,000         200,000          200,000              --

Subordinated Note Payable
  (note 3)                               3,310,308          778,896         778,896         778,896          778,896         194,724
                                     -----------------------------------------------------------------------------------------------
Total Contractual Obligations
  (note 4)                           $   4,318,762      $ 1,092,320    $  1,066,616     $   986,206     $    978,896      $  194,724
                                     ===============================================================================================

(1) Effective August 1, 2004, we entered into a new lease for the rental of office space for the period to January 31, 2007. We are committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. We have also entered into a sublease that expires December 31, 2005. We are committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

(2) Our long-term debt consists of a six-year note payable (the "Note Payable") issued by our wholly owned subsidiary Oil & Gas in the principal amount of $800,000 (December 31, 2003 - $1,000,000) and a six-year
      Subordinated Promissory Note Payable (the "Subordinated Note") in the principal amount of US $2,754,000, equivalent to Canadian $3,310,308 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700).

      The Note Payable was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28 and December 28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

(3) The Subordinated Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on March 15, June 15, September 15 and December 15. The note is unsecured and is subordinated to all present and future bank debt of us and our subsidiaries. In connection with the issuance of the Subordinated Note, we issued 450,000 common stock purchase warrants to purchase an equal number of shares of our common stock with an exercise price of $3.73 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five year period that commenced July 1, 2003.

(4) Our long-term debt also consists if future income taxes in the amount of $2,220,885 and asset retirement obligation of $1,279,702, the payment and timing of these amount are not certain.


Foreign currency rate risk

A significant portion of our debt is denominated in the United States dollars. We do not have any exposure to any highly inflationary foreign currencies. The amount of debt denominated in United States dollars at December 31, 2004 is US$2,754,000 (2003 - US$3,240,000). The increase or decrease in net earnings before taxes for each 1 percent change in foreign exchange rate on the US denominated debt amounts to approximately $28,000 (2003 - $32,000) per annum.


ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.


                                     PART II

ITEM  13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES


There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to our indebtedness or any of our significant subsidiaries. There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of our preference shares.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM  15. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Our chief executive and financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2004. Based on such evaluation, he concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)   Management's annual report on internal control over financial reporting

      Since we are a Foreign Private Issuer this information is not presently required.

(c)   Attestation Report of registered public accounting firm

      Since we are a Foreign Private Issuer this information is not presently required.

(d) Changes in internal controls over financial reporting. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect our control over financial reporting.

ITEM  16. [RESERVED]

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee does not have a financial expert since no member of our Board of Directors meets the definition of financial expert. Since our stock trades on the NASD OTC Bulletin Board we are not required to have an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

      (a) On October 13, 2004 our Board of Directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions.

      (b) We have filed with the Commission a copy of this code of ethics that applies to our chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions. This Code of Ethics was filed as Item 2 of our Form 6-K for October 2004 that was filed with the Commission on October 21, 2004 and is incorporated herein by reference.

      (c) The text of our Code of Ethics has been posted on our website at www.assure-energy.com

      (d) The text of this code of ethics is available on request, without charge, by contacting us at either of the principal offices listed in part 4A of this report or by e-mail to hlalach@assure-energy.com

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by BDO Dunwoody, LLP - under each of the categories indicated in the table is described below.

------------------------------------ ----------------------------------------------- -----------------------------------------------
Principal Accountant Service         For the fiscal year ended December 31, 2004     For the fiscal year ended December 31, 2003
------------------------------------ ----------------------------------------------- -----------------------------------------------
Audit Fees                           $155,695 (US$120,500)                           $84,050 (US$63,850)
------------------------------------ ----------------------------------------------- -----------------------------------------------
Audit Related Fees                   $0                                              $0
------------------------------------ ----------------------------------------------- -----------------------------------------------
Tax Fees                             $0                                              $2,300(US$1,750)
------------------------------------ ----------------------------------------------- -----------------------------------------------
All Other Fees                       $0                                              $0
------------------------------------ ----------------------------------------------- -----------------------------------------------


Audit Fees

Audit fees were for professional services rendered by BDO Dunwoody, LLP for the audit of our annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.


Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual states that are not reported under "Audit Fees" above.


Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).


All Other Fees

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consist of assistance in the review and documentation of processes and controls.


Pre-Approved Policies and Procedures

It is within the mandate of our Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of our consolidated financial statements.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our common stock trades on the NASD OTC Bulletin Board. Accordingly,  we are not
presently  subject  to  the  audit  committee   requirements   mandated  by  the
Sarbanes-Oxley Act of 2002.

ITEM  16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the issuer or any "affiliated purchaser " as defined in ss.240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

                                    PART III

ITEM  17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under Item 17 are attached hereto. The audit reports of BDO Dunwoody, LLP and Rogoff & Company, P.C. are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as of December 31, 2003 and 2004

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004

Notes to Consolidated Financial Statements

No Schedule II information has been provided as the information required to be disclosed in this Schedule is available in the notes to the consolidated financial statements. We had no material allowances for doubtful accounts in any of the reporting periods.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

(a)   Index to consolidated financial statements:

                                                                            Page
                                                                            ----
Reports of Independent Registered Public Accounting Firms                F-1-F-3
Consolidated Balance Sheets as of December 31, 2003 and 2004                 F-4
Consolidated Statements of Operations and Deficit for the Years
  Ended December 31, 2002, 2003 and 2004                                     F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2002, 2003 and 2004                                           F-6
Notes to Consolidated Financial Statements                                   F-7

(b)   Exhibits to this Annual Report:

EXHIBITS

                       SEC Report
                       Reference
Exhibit No.              Number                                         Description
-----------              ------                                         -----------
   2.1                   2.1                  Asset  Purchase  Agreement  dated March 14, 2002 between  Registrant and
                                              Inventoy.com International, Inc.(1)

   2.2                   2.1                  Acquisition  Agreement  dated  April 23,  2002 by and among  Registrant,
                                              Assure Oil & Gas Corp. ("Assure") and the shareholders of Assure (2)

   2.3                   2.1                  Share Purchase  Agreement dated May 30, 2002 by and among Assure Oil and
                                              Gas Corp., and Gary Freitag, Garth R. Keyte and Evan Stephens.(3)

   2.4                   2.1                  Stock Exchange  Agreement dated August 27, 2002 by and among Registrant,
                                              Inventoy.com  International  Inc., Kaplan Design Group,  Douglas Kaplan,
                                              Ed Kaplan and Ron Beit-Halachmy.(4)

   2.5                   2.1                  Share  Purchase  Agreement  dated  March  6,  2003 by and  among  Assure
                                              Energy,   Inc.,   and  Al  J.   Kroontje,   Trevor  G.  Penford,   Karen
                                              Brawley-Hogg,  Donald J. Brown, Troon Investments,  Ltd., and Quarry Oil
                                              & Gas, Ltd. (9)

   2.6                   2.2                  Amending  Agreement dated March 26, 2003 to March 6, 2003 Share Purchase
                                              Agreement. (9)

   2.7                   2.3                  Amending  Agreement  No. 2 dated  April 11,  2003 to March 6, 2003 Share
                                              Purchase Agreement. (9)

   2.8                   2.1                  Agreement  and Plan of Merger  dated as of  September  9,  2003  between
                                              Assure Energy,  Inc., a Delaware  corporation and Assure Energy, Inc., a
                                              Nevada corporation. (10)

   2.9                   2.2                  Certificate  of Merger as filed  with the  Delaware  Secretary  of State effective September 11, 2003. (10)

   2.10                  2.3                  Articles  of  Merger  as filed  with the  Nevada  Secretary  of State on
                                              September 11, 2003. (10)

   3.1                   3.1                  Certificate of Incorporation of Registrant as filed August 11, 1999.(5)

   3.2                   3.1                  Certificate of Amendment to Certificate of  Incorporation  of Registrant
                                              filed February 15, 2002.(6)

   3.3                   3.1                  Certificate of Amendment to Certificate of  Incorporation  of Registrant
                                              filed May 1, 2002.(2)

   3.4                   3.2                  By-Laws of Assure Energy, Inc., a Delaware corporation.(5)

                       SEC Report
                       Reference
Exhibit No.              Number                                         Description
-----------              ------                                         -----------
   3.5                   3.1                  Articles of Incorporation of Assure Energy,  Inc., a Nevada  corporation as filed with the Nevada Secretary of State on September 3, 2003. (10)

   3.6                   3.2                  By-Laws of Assure Energy, Inc., a Nevada corporation. (10)

   3.7                   Appendix A           Form of Articles of Conversion (13)

   3.8                   Appendix B           Form of Plan of Conversion (13)

   3.9                   Appendix C           Form of Articles of Continuance (13)

   3.10                  Appendix D           Form of By-laws of Assure Energy,  Inc. an Alberta  Canada  corporation. (13)

   4.1                   4.1                  Registration  Rights Agreement dated as of April 23, 2002 by and between
                                              Registrant and the shareholders of Assure Oil & Gas Corp.(1)

   4.3                   4.3                  Certificate  of   Designation,   Preferences  and  Rights  of  Series  A
                                              Preferred Stock of Registrant as filed on June 7, 2002. (8)

   4.4.                  4.1                  Certificate  of   Designation,   Preferences  and  Rights  of  Series  B
                                              Preferred Stock of Registrant as filed on August 28, 2002.(4)

   10.1                  10.1                 Promissory Note dated April 23, 2002 (2)

   10.2                  10.1                 Convertible Preferred Stock Purchase Agreement dated August 27, 2002 (4)

   10.3                  10.1                 Employment  Agreement dated as of September 12, 2002 between  Registrant and Suzanne West.(7)

   10.4                  10.4                 Convertible  Preferred  Stock  Purchase  Agreement  dated  as of June 1, 2002(8)

   10.5                  10.5                 Employment  Agreement dated as of September 17, 2002 between  Registrant and Harvey Lalach(8)

   10.6                  10.6                 Stock Option Agreement made as of September 17, 2002 between  Registrant and Harvey Lalach(8)

   10.7                  10.7                 Stock Option  Agreement  made as of October 1, 2002  between  Registrant and James Golla(8)

   10.8                  10.8                 Stock Option  Agreement  made as of October 1, 2002  between  Registrant and Primoris Group Inc. (8)

   10.9                  10.9                 Subordinated Promissory Note dated December 28, 2002(8)


                       SEC Report
                       Reference
Exhibit No.              Number                                         Description
-----------              ------                                         -----------
   10.10                 10.10                Subordinated Promissory Note with Warrant dated March 15, 2003(8)

   10.11                 10.11                Management and Operational  Services Agreement dated as of September 15,
                                              2003 between Assure Oil & Gas Corp. and Quarry Oil & Gas Ltd. (11)

   10.12                 10.12                Employment  Agreement  dated as of August  29,  2003  among  Registrant,
                                              Assure Oil & Gas Corp. and Colin Emerson(11)

   10.13                 10.13                Employment  Agreement  dated as of August  29,  2003  among  Registrant,
                                              Assure Oil & Gas Corp. and Tim Chorney(11)

   10.14                 10.14                Employment  Agreement  dated as of August  29,  2003  among  Registrant,
                                              Assure Oil & Gas Corp. and Cameron Bogle(11)

   10.15                 10.15                Stock Option  Agreement made as of September 4, 2003 between  Registrant and Lisa Komoroczy(11)

   10.16                 Item 2               Arrangement  Agreement  dated  November 10, 2004 between  Registrant and
                                              Quarry Oil & Gas Limited. (13)

   10.17                 Item 1               Arrangement  Agreement  dated as of July 8, 2005 between  Registrant and
                                              GEOCAN Energy,  Inc.  including Plan of Arrangement  and form of Lock Up
                                              Agreement. (14)

   14                    Item 2               Code of Ethics(12)

   21                                         List of subsidiaries of Registrant. (15)

   31.1                                       Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended(15)

   31.2                                       Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended(15)

   32.1                                       Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section
                                              1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)

   32.2                                       Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section
                                              1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)

(1) Filed with the Securities and Excha nge Commission on May 1, 2002 as an exhibit, numbered as indicated above, to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2002, which exhibit is incorporated herein by reference.

(2) Filed with the Securities and Exchange Commission on May 8, 2002, as an exhibit, numbered as indicated above, to the Registrant's Current Report on Form 8-K dated April 23, 2002, which Exhibit is incorporated herein by reference.

(3) Filed with the Securities and Exchange Commission on June 14, 2002, as an exhibit, numbered as indicated above, to the Registrant's Current Report on Form 8K dated May 30, 2002, which exhibit is incorporated herein by reference.

(4) Filed with the Securities and Exchange Commission on September 11, 2002, as an exhibit, numbered as indicated above, to the Registrant's Current Report on Form 8K dated August 27, 2002, which exhibit is incorporated herein by reference.

(5) Filed with the Securities and Exchange Commission on May 25, 2001 as an exhibit, numbered as indicated above, to the Registrants' registration statement on Form SB-2, which exhibit is incorporated herein by reference.

(6) Filed with the Securities and Exchange Commission on April 8, 2002, as an exhibit, numbered as indicated above, to the Registrant's Transition Report on Form 10-QSB for the transition period from August 1, 2001 to December 31, 2001, which exhibit is incorporated herein by reference.

(7) Filed with the Securities and Exchange Commission on November 19, 2002, as an exhibit, numbered as indicated above, to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2002, which exhibit is incorporated herein by reference.

(8) Filed with the Securities and Exchange Commission on April 15, 2003, as an exhibit, numbered as indicated above, to the Registrant's Annual Report on Form 10KSB for the year ended December 31, 2002, which exhibit is incorporated herein by reference.

(9) Filed with the Securities and Exchange Commission on August 11, 2003, as an exhibit, numbered as indicated above, to the Registrant's Current Report on Form 8K dated July 28, 2003, which exhibit is incorporated herein by reference.

(10) Filed with the Securities and Exchange Commission on September 25, 2003, as an exhibit, numbered as indicated above to the Registrant's Current Report on Form 8K dated September 11, 2003, which exhibit is incorporated herein by reference.

(11)  Filed with the Securities and Exchange  Commission on December 8, 2003, as
      an  exhibit,   numbered  as  indicated   above,  to  Amendment  No.  2  to
      Registrant's Registration Statement on Form S-4.

(12) Filed with the Securities and Exchange Commission on October 21, 2004, as an exhibit, identified as indicated above, to the Registrant's Report of Foreign Private Issuer on Form 6-K for the month of October 2004.

(13) Filed with the Securities and Exchange Commission on December 2, 2004, as an exhibit, identified as indicated above, to the Registrant's Report of Foreign Private Issuer on Form 6-K for the month of November 2004.

(14) Filed with the Securities and Exchange Commission on July 25, 2005, as an exhibit, identified as indicated above, to the Registrant's Report of Foreign Private Issuer on Form 6-K for the month of July 2005.

(15)  Filed herewith.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Dated: August 5, 2005
Alberta, Canada                          ASSURE ENERGY, INC.

                                         By:   /s/ Harvey Lalach
                                               -----------------
                                               Harvey Lalach
                                               President, Chief Executive and
                                               Financial Officer, and Director

================================================================================

              Independent Registered Public Accounting Firm Report

--------------------------------------------------------------------------------

To the Shareholders of Assure Energy, Inc.

We have audited the Consolidated Balance Sheets of Assure Energy, Inc. as at December 31, 2004 and 2003 and the Consolidated Statements of Operations and Deficit and Cash flows for each of the years in the two-year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in Note 21 of the accompanying financial statements, the auditors' report and financial statements dated March 2, 2005 have been withdrawn and revised.



/s/ BDO Dunwoody LLP
Chartered Accountants
Calgary, Canada
April 27, 2005

================================================================================

                                 Comments by Auditors for US Readers on Canada -
                                             United States Reporting Differences

--------------------------------------------------------------------------------

Public Company Accounting Oversight Board reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 3(b) for changes in reporting currency from US to Canadian dollars. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and Public Company Accounting Oversight Board auditing standards, our report dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors' report when it is adequately disclosed in the financial statements.



/s/ BDO Dunwoody LLP
Chartered Accountants
Calgary, Canada
April 27, 2005

[LOGO]                                                    ROGOFF & COMPANY, P.C.
================================================================================
                                                    Certified Public Accountants

                Report of Independent Registered Accounting Firm

To the Stockholders' and the Board of Directors of Assure Energy, Inc.

We have audited the accompanying consolidated balance sheet (not presented herein) of Assure Energy, Inc. and Subsidiaries as of December 31, 2002, and the related statements of operations and deficit, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position (not presented herein) of Assure Energy, Inc. and Subsidiaries at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Canada.

We also have reported separately on the consolidated financial statements of Assure Energy, Inc. and Subsidiaries for the same period, presented in accordance with accounting principles generally accepted in the United States of America. The significant differences between the accounting principles generally accepted in Canada and those generally accepted in the United States of America are summarized in Note 22 to the financial statements.


/s/ Rogoff & Company P.C.

New York, New York
March 28, 2003, except for notes 2 and 13(a), as to which the date is March 5, 2004; and note 22, as to which the date is June 29, 2005.

275 Madison  Avenue,  New York, New York 10016-1101 o (212) 557-5666
o fax (212) 557-9330

                                                             Assure Energy, Inc.
                                                     Consolidated Balance Sheets
                                                 (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

As at December 31,                                        2004             2003
--------------------------------------------------------------------------------
ASSETS                                                                Note 3(b)
Current Assets
  Cash                                            $    112,660     $  4,628,405
  Receivables                                        3,224,863        3,302,813
  Deposits and prepaid expenses                        481,542          551,296
--------------------------------------------------------------------------------
                                                     3,819,065        8,482,514
  Deposits (note 5)                                     53,200          159,581
  Investment (note 6)                                  927,626          899,601
  Property and equipment (note 7)                   34,282,243       25,551,279
--------------------------------------------------------------------------------
Total Assets                                      $ 39,082,134     $ 35,092,975
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Payables and accrued liabilities                $  8,269,333     $  5,801,845
  Debenture payable (note 8)                                --        1,250,000
  Bank loan (note 9)                                 6,150,000        7,800,000
  Due to shareholders (note 11)                      2,520,372               --
  Interest payable (note 10)                            11,245               --
  Current portion of long term debt (note 10)          978,896          830,105
--------------------------------------------------------------------------------
                                                    17,929,846       15,681,950
  Long term debt (note 10)                           3,131,412        4,370,595
  Asset retirement obligation (note 4)               1,279,702        1,088,682
  Future income taxes (note 13)                      2,220,885        2,716,255
  Minority interest in consolidated subsidiary              --        3,285,564
--------------------------------------------------------------------------------
                                                    24,561,845       27,143,046
--------------------------------------------------------------------------------
Shareholders' Equity
  Common shares (note 12 b)                         25,256,913       15,597,103
  Preferred shares (note 12 c)                       3,489,521        3,489,521
  Warrants (note 12 e)                               2,070,001        1,976,913
  Contributed surplus (note 12 b)                      995,950          288,623
  Currency exchange adjustment (Note 3(b))             319,960          319,960
  Deficit                                          (17,612,056)     (13,722,191)
--------------------------------------------------------------------------------
                                                    14,520,289        7,949,929
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity        $ 39,082,134     $ 35,092,975
================================================================================

Commitments and contingencies and Subsequent Events (Notes 15, 17 and 23) The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board:


Signed "Harvey Lalach"                        Director
---------------------------------------------
Harvey Lalach

Signed "Colin McNeil"                         Director
---------------------------------------------
Colin McNeil

                                                             Assure Energy, Inc.
                               Consolidated Statements of Operations and Deficit
                                                 (Expressed in Canadian Dollars)

------------------------------------------------------------------------------------------------------------

                                                       Year ended          Year ended          Year ended
                                                    December 31, 2004   December 31, 2003   December 31, 2002
------------------------------------------------------------------------------------------------------------
                                                                             Note 3(b)
 REVENUE
   Petroleum and natural gas sales                     $ 15,976,765       $  8,334,380       $  1,850,016
   Less: royalties, net of tax credits                    3,413,404          1,400,856            344,362
------------------------------------------------------------------------------------------------------------
   Net petroleum and natural gas revenue                 12,563,361          6,933,524          1,505,654
   Equity income                                             28,025             68,531                 --
   Interest and other income (loss)                            (656)                --                 --
------------------------------------------------------------------------------------------------------------
                                                         12,590,730          7,002,055          1,505,654
------------------------------------------------------------------------------------------------------------

 EXPENSES
   Asset retirement obligation - accretion                   78,507            (21,185)                --
   Depletion and depreciation                             6,609,732         13,308,053          1,103,092
   Foreign exchange loss (gain)                            (112,242)           133,547           (183,658)
   General and administrative                             4,933,565          2,491,110          1,065,957
   Interest                                                 865,545            856,347             37,833
   Production and operating costs                         5,694,504          3,035,185            468,848
------------------------------------------------------------------------------------------------------------
                                                         18,069,611         19,803,057          2,492,073
------------------------------------------------------------------------------------------------------------

 Loss before income taxes                                (5,478,881)       (12,801,002)          (986,419)
------------------------------------------------------------------------------------------------------------
 Income tax expense (recovery) - current (note 13)           38,223           (279,041)               360
 Income tax expense - future (note 13)                   (1,476,501)           (90,524)            43,429
------------------------------------------------------------------------------------------------------------
 Total income tax expense                                (1,438,278)          (369,565)            43,789
------------------------------------------------------------------------------------------------------------

 Net loss after taxes                                    (4,040,603)       (12,431,437)        (1,030,208)
 Minority interest in consolidated subsidiary               728,222             21,451                 --
 Loss on dilution                                          (350,401)                --                 --
------------------------------------------------------------------------------------------------------------
 Net loss for the year                                   (3,662,782)       (12,409,986)        (1,030,208)
 Deficit, beginning of year                             (13,722,191)        (1,164,727)          (134,519)
 Dividends                                                 (227,083)          (147,478)                --
------------------------------------------------------------------------------------------------------------
 Deficit, end of year                                  $(17,612,056)      $(13,722,191)      $ (1,164,727)
------------------------------------------------------------------------------------------------------------

 Earnings per share - Basic                            $      (0.18)      $      (0.77)      $      (0.04)
 Weighted average common shares outstanding
                    - Basic                              20,489,457         16,210,220         27,924,740

(Diluted earnings per share have not been presented as such would be antidilutive)
The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                           Consolidated Statements of Cash Flows
                                                 (Expressed in Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------
                                                              Year Ended         Year Ended         Year Ended
                                                          December 31, 2004   December 31, 2003  December 31, 2002
-------------------------------------------------------------------------------------------------------------------
                                                                               Note 3(b)
  OPERATING ACTIVITIES
  Net loss for the year                                      $ (3,662,782)    $(12,409,986)     $ (1,030,208)
  Add (deduct) items not affecting cash:
    Depreciation and depletion                                  6,609,732       13,308,053         1,103,092
    Asset retirement obligation - accretion                        78,507          (21,185)               --
    Minority interest                                            (728,222)         (21,451)               --
    Future income taxes                                        (1,476,501)         (90,524)           43,429
    Equity share of earnings of investment                        (28,025)         (68,531)               --
   Sale of Toy division                                                --               --             4,711
    Interest paid thru issuance of shares                         369,226               --                --
    Warrants issued for interest                                       --          129,903                --
    Warrant expense                                                    --          145,190                --
    Stock compensation expense                                    707,327          143,433                --
    Accrued interest payable                                       11,245          418,467                --
    Consulting expense paid through the issuance of
      shares                                                       33,000               --                --

   Bad debt expense                                                24,346               --                --
   Loss on dilution                                               350,401               --                --
    Foreign exchange (gain) loss                                 (112,242)         133,547          (183,658)
    Provision for income tax                                           --         (279,041)               --
-------------------------------------------------------------------------------------------------------------------
                                                                2,176,012        1,387,875           (62,634)
    Net change in non-cash operating working capital              727,222        1,586,665           102,461
-------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                     2,903,234        2,974,540            39,827
-------------------------------------------------------------------------------------------------------------------

  FINANCING ACTIVITIES
  Proceeds (repayments) from/to long term debt                    (34,174)       5,603,065         2,909,855
  Repayment of debenture payable                               (1,250,000)              --                --
  Bank loan advances (repayments)                              (1,650,000)       1,034,850                --
  Collection of employee advance                                  112,500               --                --
  Shareholders advances                                         2,520,372               --                --
  Proceeds raised by subsidiary from third parties                796,409               --                --
  Proceeds from the issue of preferred stock                           --               --         1,579,666
  Proceeds from the issue of common stock                       2,376,492        9,550,197         2,749,843
  Foreign exchange from financing activities                      112,242               --                --
-------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                     2,983,841       16,188,112         7,239,364
-------------------------------------------------------------------------------------------------------------------

  INVESTING ACTIVITIES
  Expenditures on property and equipment                      (12,554,802)      (4,893,000)       (2,144,919)
  Net change in non-cash investing working capital              2,151,982               --                --
 Restricted Cash                                                       --               --           (86,600)
  Disposition of commodity hedging                                     --         (517,557)               --
  Acquisition of business, net of cash acquired                        --      (11,043,231)       (3,155,645)
-------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                       (10,402,820)     (16,453,788)       (5,387,164)
-------------------------------------------------------------------------------------------------------------------
  Net cash flow for the year                                   (4,515,745)       2,708,864         1,892,027
  Cash, beginning of year                                       4,628,405        1,919,541            27,514
-------------------------------------------------------------------------------------------------------------------
  Cash, end of year                                          $    112,660     $  4,628,405      $  1,919,541
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

1.    NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

      Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia.

      On September 11, 2003, the Company changed its state of domicile from Delaware to Nevada. Effective February 6, 2004, the Company changed its place of domicile from Nevada to Alberta, Canada.

      On December 17, 2004 the Company acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of 0.360 of an Assure common share for each Quarry Oil & Gas Ltd. ("Quarry") common share. The acquired Quarry shares were transferred to its wholly owned subsidiary, Assure Holdings Inc. ("AHI"). AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled.

      The consolidated balance sheet of Assure and its subsidiaries as at December 31, 2004 and the accompanying consolidated statements of operations and cash flows for the year ended December 31, 2004 and the notes thereto are the responsibility of the Company's management.

      These consolidated financial statements are presented in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada.

      The consolidated financial statements present the results of operations of the Company for the year ended December 31, 2004 and its wholly owned subsidiaries, Assure Oil & Gas Corp. ("Oil & Gas") and Westerra 2000 Inc. ("Westerra"). All material inter-company accounts and transactions have been eliminated on consolidation.

2.    BUSINESS COMBINATION

      On December 17, 2004, the Company acquired an additional 49.79% interest in Quarry such that Quarry became a wholly owned subsidiary. The Company realized a dilution loss of $350,401 upon settlement of the carrying value attributed to the minority interest on the consolidated balance sheet of the Company. The purchase price for the remaining 8,607,661 shares in Quarry was $5,508,903, using the closing trading price of $0.64 for each Quarry shares. The excess of the purchase price over the book value of Quarry's net assets of $1,692,251 is attributable to oil and natural gas properties based on management's best estimates.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

2.    BUSINESS COMBINATION - CONT'd

Quarry Carrying Values at December 17, 2004
Current assets                                              $  3,904,700
Current Liabilities                                           12,410,397
                                                            ------------
Working capital deficiency                                    (8,505,697)
Oil and natural gas properties                                18,183,713
Other assets                                                     978,989
Asset retirement obligation                                     (955,020)
Future taxes payable                                          (2,036,485)
                                                            ------------
Net assets of Quarry                                        $  7,665,500
                                                            ------------

Remaining 49.79% interest of Quarry purchased               $  3,816,652
Less: purchase price being value attributed to 3,098,758
shares of Assure Issued                                        5,508,903
                                                            ------------
Purchase price discrepancy                                  $  1,692,251
                                                            ------------

Purchase price discrepancy allocated to:
Property, plant and equipment                               $  2,673,382
Future tax liability                                            (981,131)
                                                            ------------
Purchase price discrepancy                                  $  1,692,251
                                                            ------------

Effective July 28, 2003, the Company acquired a total of 6,919,900 shares of Quarry Oil & Gas Ltd. ("Quarry"). The Company acquired 6,750,000 shares of Quarry pursuant to a Purchase Agreement (the "Agreement") dated March 6, 2003 and acquired an additional 169,900 shares through market transactions. The aggregate purchase price for the acquisition of the 6,919,900 Quarry shares, which represents approximately 48.5% of Quarry's outstanding common stock, was $9,611,706 (US$6,947,988) which was paid in cash (the "Acquisition").

Quarry is an oil and natural gas exploration and development company located in Calgary, Canada with properties in Alberta and British Columbia, Canada. Prior to the Acquisition certain non-oil and gas assets had been transferred to a new entity, Keantha Holdings Inc. ("Keantha"), which is a Canadian subsidiary of Quarry. Quarry retained a 49% interest in this new entity. The 49% interest was recorded by Quarry as an investment in an unconsolidated subsidiary on an equity basis (note 6).

The Company made the Quarry acquisition for purposes of increasing its presence in the oil and gas industry in Canada. The 2003 acquisition of Quarry was accounted for as a purchase. The purchase price of $9,611,705 (US$6,947,988) was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price included the excess of the fair value over book basis of $6,164,874 (US$4,518,102) which was attributable entirely to the oil and natural gas properties based upon an independent evaluation of proved oil and natural gas reserves.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

2.    BUSINESS COMBINATION - CONT'd

      Total consideration paid was allocated as follows:

                                                                    CDN$               US$
                                                            ----------------------------------
Current assets                                                 $  1,554,921       $  1,124,002
Investment in  unconsolidated subsidiary                            833,636            602,608
Oil and natural gas properties                                   25,253,893         18,255,216
Asset retirement obligation                                        (826,436)          (597,404)
Accounts payable and accrued expenses                            (2,509,398)        (1,813,962)
Future taxes payable                                             (2,820,741)        (2,039,022)
Notes payable bank                                               (7,067,155)        (5,108,616)
Debenture payable                                                (1,500,000)        (1,084,301)

Minority interest                                                (3,307,014)        (2,390,533)
                                                            ----------------------------------
Purchase  price  (including  $250,682 (US$181,210)of bank
indebtedness in Quarry as of the acquisition date.)            $  9,611,706       $  6,947,988
                                                            ==================================

      The results of operations of Quarry are included on a consolidated basis in the Company's operating results effective July 28, 2003.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada.

      a)    Basis of consolidation

            The consolidated financial statements of the Company have been prepared by management. The policies adopted by the Company comply in all material aspects with generally accepted accounting principles in Canada. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

            The consolidated financial statements include the accounts of Assure Energy, Inc. ("the Company" or "Assure"), and the accounts of its wholly owned subsidiaries Assure Oil & Gas Corp. ("Oil & Gas"), Westerra 2000 Inc. ("Westerra") and Quarry.

      b)    Change in reporting currency and foreign currencies

            Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars the Company adopted Canadian dollars as its reporting currency effective January 1, 2002.
            Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd

      c)    Petroleum and natural gas properties and equipment

            i)    Capitalized Costs

                  The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method, all costs related to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement obligations, are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities.

            ii)   Depletion and Depreciation

                  The Company accounts for its petroleum and natural gas operations in accordance with the Canadian Institute of Chartered Accountants' ("CICA") guideline on full cost accounting (AcG-16) in the petroleum and natural gas industry. Capitalized costs, excluding costs related to unproved properties, are depleted and depreciated using the unit-of-production method based on estimated proven oil and natural gas reserves before deduction of royalties as determined by independent petroleum engineers. Petroleum and natural gas reserves and production are converted to equivalent units of crude oil using a ratio of six thousand cubic feet of natural gas to one barrel of oil.

                  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

                  Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a greater than 20% change in the depletion and depreciation rate.

                  Furniture and equipment is depreciated on a straight-line basis at rates expected to write off the carrying values, net of expected future recoveries, over the estimated useful lives of the assets.

            iii)  Impairment Test

                  The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs associated with developed properties. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs associated with developed properties, discounted at a risk free interest rate, adjusted for prevailing market conditions. Any
                  impairment   loss  is  charged  to  earnings   as   additional
                  depletion.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd

      d)    Asset Retirement Obligations

            The Company has adopted the new recommendation of the CICA relating to accounting for asset retirement obligations effective January 1, 2003. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. There was no material  impact of  adopting  this  standard  on prior  years.  The
            Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes.
            Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

      e)    Investments

            The Company owns 39.77% (2003 - 49%) of the common shares of Keantha Holdings Inc. ("Keantha"). The Company accounts for its investment in Keantha using the equity method of accounting, whereby the investment was initially recorded at cost and adjusted to recognize after-tax income or losses and reduced by dividends received. The investment is carried at the lower of cost or market value, if the decrease in value is of a permanent nature.

      f)    Joint ventures

            From time to time, certain petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

      g)    Revenue recognition

            Petroleum and natural gas sales are recognized when the product is delivered.

      h)    Earnings per share

            Earnings per share is determined based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by applying the treasury stock method to the exercise of outstanding stock options and share purchase warrants, except to the extent that the inclusion of these items would be anti-dilutive to the resulting earnings per share calculation.

      i)    Stock based compensation

            Effective January 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since January 1, 2003 in the income statement using the Black-Scholes option-pricing model.

      j)    Future income taxes

            The Company records future income taxes on the liability method of tax accounting. Under this method, future tax assets and liabilities are determined based on the difference between the tax value of each asset or liability and its carrying value on the balance sheet and are measured using substantially enacted tax rates and laws that are expected to be in effect when the differences reverse.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd

      k)    Commodity contracts

            During 2003, Quarry traded petroleum products and derivative instruments. Quarry entered into commodity contracts in the normal course of its business to establish future sales and purchase prices and manage the future cash flow risk associated with price volatility of the commodities traded. Commodity contracts may be designated as hedges of financial risk exposure of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of the commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. Quarry monitored its commodity exposures and ensured that contracted amounts did not exceed the amounts of underlying exposures.

            Gains and losses were recognized on the delivery of the petroleum product or settlement of the financial contract. The market value of the outstanding commodity hedging option contracts were determined at the reporting date and any differences from the unamortized proceeds were recorded as an adjustment to the unamortized portion of commodity hedging contracts. Quarry deferred the impact of changes in the market value of these contracts until such time as the associated transactions was completed. In the event of early settlement or re-designation of hedging transactions, gains or losses were deferred and brought into income at the delivery dates originally designated. Where anticipated transactions were no longer expected to occur, with the effect that the risk that was hedged no longer exists, unrealized gains and losses were recognized in income at the time such determination is made.

            Cash flows arising in respect of these contracts were recognized under cash flow from operating activities. Quarry's commodity contracts expired in 2003. Quarry had no commodity contracts in place at December 31, 2003. No commodity contracts were undertaken in 2004 by the Company or its subsidiaries.

      l)    Financial instruments

            Financial instruments of the Company consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, the debenture payable, long term debt and the bank loan. It is management's opinion that the Company is not exposed to significant risks associated with these financial instruments except as otherwise disclosed. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

      m)    Measurement uncertainty

            Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material. .

      n)    Foreign Currency

            Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. The Company converts its United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

4.    ASSET RETIREMENT OBLIGATION

      In 2003, the Company adopted the CICA recommendation for recording of asset retirement obligations. The asset retirement obligation of $1,279,702 at December 31, 2004 (2003 - $1,088,682) is based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Company's oil and natural gas properties at the end of their useful lives. Payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 17 years. Cash flows have been discounted at 7% for purposes of determining the asset retirement obligation.

      The schedule below is a reconciliation of the Company's liability for years ended December 31, 2004 and 2003:

                                            2004          2003
                                        -------------------------

      Present value of obligation at
        January 1, 2003                 $ 1,088,682   $   308,424
      Acquisitions                               --       750,344
      New obligations during the year       112,513        51,099
      Accretion expense                      78,507       (21,185)
                                        -------------------------
                                        $ 1,279,702   $ 1,088,682
                                        =========================

      The Company estimates its obligations related to existing facilities and drilling activities will be settled in periods up to 2020.

5.    DEPOSITS

      Deposits are $53,200 (2003 - $159,581) for well abandonments.

6.    INVESTMENT

      As described in Note 3(e), the Company owns 39.77% (2003 - 49%) of Keantha and uses the equity method to account for this investment. The balance in the investment account as at December 31, 2004 was $927,626 (2003 - $899,601). For the year ending December 31, 2004, the Company recorded $28,025 (2003 - $68,531) as investment income from Keantha. The fair value of this investment is not readily determinable as it is a private company.

7.    PROPERTY AND EQUIPMENT

                                                                          Accumulated
                                                                         Depletion and
      December 31, 2004                                       Cost       Depreciation    Net Book Value
      -------------------------------------------------------------------------------------------------
      Petroleum and natural gas properties and equipment   $62,339,292   $  28,083,446   $   34,255,846
      Furniture and equipment                                  124,136          97,739           26,397
      -------------------------------------------------------------------------------------------------
                                                           $62,463,428   $  28,181,185   $   34,282,243
      =================================================================================================

                                                                          Accumulated
                                                                         Depletion and
      December 31, 2003                                       Cost       Depreciation    Net Book Value
      -------------------------------------------------------------------------------------------------
      Petroleum and natural gas properties and equipment   $46,455,696   $  20,940,748   $   25,514,948
      Furniture and equipment                                  105,831          69,500           36,331
      -------------------------------------------------------------------------------------------------
                                                           $46,561,527   $  21,010,248   $   25,551,279
      =================================================================================================

      At December 31, 2004,  costs  amounting to $1,169,342  (2003 - $1,493,389)
      that were incurred on unproven properties have been excluded from costs subject to depletion.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

7.    PROPERTY AND EQUIPMENT - CONT'd

      The Company applied an impairment test to capitalized costs at December 31, 2004 to determine whether such costs may be recovered in the future. Capitalized costs were compared to estimated future cash flows from production of proven oil and natural gas reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in the determination of cash flows were based on the following quoted benchmark prices in the futures market adjusted for quality and transportation differentials:

                                                                                      Natural gas
                                                         WTI (US$/bbl)    Edmonton    (Cdn$/MMBtu)
                                                         -------------   ----------   ------------
                                                                         (Cdn$/bbl)

      2005                                                       44.29        51.25           6.97

      2006                                                       41.60        48.03           6.66

      2007                                                       37.09        42.64           6.21

      2008                                                       33.46        38.31           5.73

      2009                                                       31.84        36.36           5.37

      2010 and thereafter escalated by 1.5% per annum.

      No impairment loss was determined in 2004 (2003 - $9,078,379) as a result of applying the ceiling test. Impairment losses are recognized in depletion and depreciation on the consolidated statement of operations.

8.    DEBENTURE PAYABLE

      During 2004 the Company repaid a debenture payable in the amount of $1,250,000 (2003 - $1,250,000). The debenture matured on November 1, 2004 and bore interest at the rate of 9% per annum, payable monthly. In the prior year, the Company's subsidiary, Quarry repaid $250,000 of this amount. The holder had the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. The equity component of this debenture had not been segregated as the value attributable to the equity component was not material.

9.    BANK LOAN

      a)    Assure Energy Inc.

            Effective November 15, 2004, the Company had available a $6,550,000 (December 31, 2004 $6,400,000) revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of the Company. These facilities will be reviewed no later than April 30, 2005. As at December 31, 2004, the Company had drawn down $5,700,000 (2003 - $7,800,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

9.    BANK LOAN - CONT'd

      b)    Assure Oil & Gas Corp. ("Oil & Gas")

            As at December 31, 2004, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. These facilities will be reviewed no later than April 30, 2005. As at December 31, 2004, Oil & Gas had drawn down $450,000 (2003 - $ nil) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004.

            Subsequent to year end, the bank loans for the Company and Oil and Gas have been combined and refinanced subject to certain credit approval conditions (note 17(b)).

10.   LONG TERM DEBT

      The Company's long term debt consists of a six-year note payable issued by its wholly owned subsidiary Oil & Gas in the principal amount of $800,000 (December 31, 2003 - $1,000,000) (the "CDN dollar Note") and a six-year subordinated promissory note payable in the principal amount of US
      $2,754,000, equivalent to Canadian $3,310,308 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700) (the "US dollar Note").

      The CDN dollar Note was issued on December 28, 2002 and amended on June 1, 2004 and matures on December 28, 2008. The note accrues interest at 7.75 % per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28, and December 28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

      The US dollar Note was issued on March 15, 2003, as amended on December 5, 2003, and further amended on June 1, 2004 and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on June 15, September 15, December 15, and March 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the US dollar Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.73 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.

      On June 1, 2004 the CDN dollar Note and the US dollar Note were amended such that during the 20 month period immediately following the date of amendment all principal and interest payments due to the Note Holder under the Notes may at, the Company's option, be paid in common shares of the Company. Following such 20 month period all principal and interest payments due to the Note Holder under the Notes may, at the Holder's option, be paid in common shares of the Company. For the purposes of payments under the Notes in common shares, the common shares will be valued at the average closing price of the Company's common shares during the 10 day trading period immediately preceding the due date for the payment.

      Principal payments of $50,000 plus $18,699 of interest due on March 28, 2004, and principal of $50,000 and $17,959 of interest due on June 28,
      2004, and principal of $50,000 and $17,014 of interest due on September 28, 2004 on the CDN dollar Note were satisfied by the issue by the Company of 12,377 common shares at US $4.21 (Cdn $5.55) per share, 12,308 common shares at US $4.10 (Cdn $5.52) per share, and 18,812 common shares at US $2.80 (Cdn $3.56) per share, respectively. Subsequent to year end, 32,955 common shares at US $1.63 (Cdn $2.00) per share were issued in satisfaction of principal of $50,000 and $15,894 of interest due on December 28, 2004 on the Cdn dollar Note.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

10.   LONG TERM DEBT - CONT'd

      During the year ended December 31, 2004, interest of $440,677 (US $336,061) due for the period from the date of issuance of the US dollar Note to March 15, 2004 was satisfied by the exercise of 100,000 warrants for proceeds of $406,503 (US $310,000) and the payment in cash by the Company of $34,174 (US $26,061). Interest of $85,929 (US $63,292) and
      principal of $219,941  (US  $162,000)  due on June 15,  2004,  interest of
      $77,430 (US  $60,126)  and  principal  of $208,622  (US  $162,000)  due on
      September 15, 2004 on the US dollar Note have been satisfied by the issue of 53,769 common shares at $5.69 (US $4.19) per share and the issue of
      94,121 common shares at $3.04 (US $2.36) per share respectively. Subsequent to year end, 101,202 common shares at $2.63 (US $2.16) per share were issued in satisfaction of interest of $68,688 (US $56,343) and principal of $197,495 (US $162,000) due on December 15, 2004 on the US dollar Note.

11.   DUE TO SHAREHOLDERS

      Due to shareholders is $2,520,372 as at December 31, 2004 (2003 - $nil) advanced from certain shareholders. The funds were advanced for general operational purposes, are unsecured, non-interest bearing and without fixed or agreed repayment terms and are subordinated to the bank.

12.   EQUITY INSTRUMENTS

      a)    Authorized

            Preferred  Shares  -  4,977,250  Blank  Check  non-voting  Preferred
            Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares. Common Shares - 100,000,000 shares without par value.

      b)    Common Shares

                                                             Year Ended                               Year Ended
                                                         December 31, 2004                        December 31, 2003
            --------------------------------------------------------------------------------------------------------------------
                                                                           Contributed                               Contributed
                                                # Shares       Amount        Surplus      # Shares       Amount        Surplus
            --------------------------------------------------------------------------------------------------------------------
            Beginning balance                   19,650,100   $15,597,103   $   288,623    15,366,000   $ 6,249,437   $        --

            Payment of dividend on preferred
            shares (i)                              68,363       300,705            --            --            --            --

            Exercise of warrants (ii)              100,000       506,503            --     1,782,100       831,824            --

            Private placement (iii)                482,000     2,216,596            --     2,152,000     6,871,363            --

            Payment of principal and
            interest on long term debt (iv)        191,387       795,594            --       350,000     1,644,479            --

            Pursuant to 2003 private
            placement (v)                          143,500            --            --            --            --            --

            Quarry amalgamation (vi)             3,098,758     5,508,903            --            --            --            --

            Warrants expense                            --            --            --            --            --       145,190
            Stock compensation (note 12(d))             --            --       707,327            --            --       143,433

            To be issued for payment of
            principal and interest on long
            term debt (iv)                         134,157       331,509
            --------------------------------------------------------------------------------------------------------------------
            Ending balance                      23,868,265   $25,256,913   $   995,050    19,650,100   $15,597,103   $   288,623
            --------------------------------------------------------------------------------------------------------------------


                                                                        Year Ended
                                                                    December 31, 2002
            ---------------------------------------------------------------------------------------
                                                                                       Contributed
                                                         # Shares         Amount         Surplus
            ---------------------------------------------------------------------------------------
            Beginning balance                            31,326,000    $    129,750    $         --

            Pursuant to 2002 private placement (vii)      2,100,000       2,749,842              --

            Assure acquisition (viii)                     3,600,000       3,370,777              --

            Sale of Toy Division (ix)                   (21,660,000)           (932)             --
            ---------------------------------------------------------------------------------------
            Ending balance                               15,366,000    $  6,249,437    $         --
            ---------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

12.   EQUITY INSTRUMENTS - CONT'd

      (i) During the year the Company issued 68,363 common shares to settle dividends on Series A and B preferred share dividends as disclosed in note 12(c).

      (ii) During the year 100,000 warrants were exercised on settlement of interest on long term debt (Note 10).

      (iii) During the year, the Company issued 482,000 units consisting of 482,000 common shares at US $3.60 per share (CDN $4.73 per share) and 482,000 warrants to purchase common shares at US $4.00 per share (CDN $5.25 per share) were issued under a private placement. Two officers of the Company purchased 6,000 units as part of the private placement.

      (iv) During the year the Company issued 191,387 common shares and, subsequent to the year end the Company issued 134,157 common shares in settlement of principal and interest payments due during the period on long term debt as disclosed in Note 10.

      (v) During the year, the Company issued an additional 143,500 common shares related to a private placement that closed in December 2003 in recognition of a delay in effecting registration of the securities purchased beyond six months from the closing date.

      (vi) On December 17, 2004 the Company issued 3,098,758 common shares for the remaining 49.79% interest in Quarry as disclosed in note 2.

      (vii) On May 8, 2002 we completed a US$1,750,000 (approximately CDN$2,749,843) equity financing. In connection therewith, we issued an aggregate of 1,400,000 units at a purchase price of US$1.25 (approximately CDN$1.96) per unit. Each unit consists of one share of our common stock and one common stock purchase warrant. Each warrant as amended, entitled the holder to purchase one share of our common stock at a price of US$1.50 (approximately CDN$2.36) per share for a period of four years commencing July 1, 2003. As the result of the September 17, 2002 3:2 forward stock split the 1,400,000 unit shares became 2,100,000 shares and the 1,400,000 warrants became 2,100,000 warrants, each with an exercise price of
            US$1.00 (approximately CDN$1.57) per share. Both the shares underlying the units and the shares underlying the unit warrants have piggyback registration rights.

     (viii) Effective April 23, 2002 the Company issued 2,400,000 common shares for all the outstanding stock of Assure Oil & Gas Ltd. As a result of the September 17, 2002 3:2 forward stock split the 2,400,000 common shares became 3,600,000 common shares.

      (ix) On August 27, 2002 the Company entered into a stock exchange agreement where certain shareholders exchanged a total of 14,440,000 of the Company's shares for the all of the issued and outstanding shares of Inventoy.com International, Inc., an inactive wholly owned subsidiary. As a result of the September 17, 2002 3:2 forward stock split the exchanged 14,400,000 common shares became 21,660,000 common shares.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

12.   EQUITY INSTRUMENTS - CONT'd

      c)    Preferred Shares

                                       Year Ended               Year Ended                Year Ended
                                   December 31, 2004         December 31, 2003         December 31, 2002
            -----------------------------------------------------------------------------------------------
                                 # Shares      Amount      # Shares      Amount      # Shares      Amount
            -----------------------------------------------------------------------------------------------
            Beginning balance       22,750   $3,489,521       22,750   $3,489,521           --   $       --

            Shares issued(i)            --           --           --           --       22,750    3,489,521
            -----------------------------------------------------------------------------------------------
            Ending balance          22,750   $3,489,521       22,750   $3,489,521       22,750   $3,489,521
            -----------------------------------------------------------------------------------------------

            On June 1, 2002, the Company sold 17,500 shares of Series A Preferred Stock ("Series A") with a stated value of US $100 (CDN $153) and a cumulative 5% dividend payable in cash or shares of the Company's common stock raising US $1,750,000 (Cdn$2,684,247). The Series A is convertible at the option of the holder after two years, or if called for redemption by the Company, transferred into units of the Company at US $1.50 per unit for every US $1 of stated value. Units consist of one share of the Company's common stock and one common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase one share of the Company's common stock exercisable at US $1.75 per share at any time during the four year period commencing one year after the date of issuance.

            On August 27, 2002, the Company issued 5,250 shares of its Convertible Series B Preferred Stock ("Series B") raising US $525,000 (CDN $815,724). The Series B has a stated value of US $100 (CDN $155), a cumulative 5% dividend payable annually in cash or common stock of the Company, and the right to convert the Series B into units commencing on the second anniversary of the issuance of the Series B at US $1.75 per unit for every US $1 of stated value of preferred stock. Each unit consists of one share of the Company's common stock and one common stock purchase warrant exercisable at US $2.00 per share, at any time during the four year period commencing one year from the date of issuance of the units.

      d)    Stock Options

                                   Year Ended                                        Year Ended
                                   December 31, 2004                                 December 31, 2003
            ------------------------------------------------------------------------------------------------------------------------
                                                 Wtd Avg    Wtd Avg      Wtd Avg                   Wtd Avg    Wtd Avg      Wtd Avg
                                                  Price      Price        remain                    Price      Price      remaining
                                   # Options     (US $)    (Cdn $)(1)   life (yrs)   # Options     (US $)    (Cdn $)(1)   life (yrs)
            ------------------------------------------------------------------------------------------------------------------------
            Options outstanding,
            beginning of period       425,000    $  2.93   $     3.52         3.69      320,000    $  2.75   $     4.34          1.6
            Issued                  1,120,000       3.29         3.96                   305,000       3.00         3.89
            Cancelled                (440,000)      3.40         4.09                  (200,000)      2.75         3.57
            ------------------------------------------------------------------------------------------------------------------------
            Options outstanding,
            end of period           1,105,000    $  3.20   $     3.85         3.92      425,000    $  2.93   $     3.52         3.69
            ------------------------------------------------------------------------------------------------------------------------
            Options exercisable,
            end of period             442,500    $  3.22   $     3.87                    75,000    $  2.80   $     3.63
            ------------------------------------------------------------------------------------------------------------------------

            (1) See exchange rates used to convert from United States to Canadian dollars in Note 18

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

12.   EQUITY INSTRUMENTS - CONT'd

                                                                                         Year Ended
                                                                                  December 31, 2002
            ---------------------------------------------------------------------------------------
                                                                  Wtd Avg    Wtd Avg      Wtd Avg
                                                                   Price      Price        remain
                                                      # Options   (US $)    (Cdn $)(1)   life (yrs)
            ---------------------------------------------------------------------------------------
            Options outstanding, beginning ofperiod          --   $    --   $       --           --

            Issued                                      320,000      2.75         4.34
            ---------------------------------------------------------------------------------------
            Options outstanding, end of period          320,000   $  2.75   $     4.34         1.60
            ---------------------------------------------------------------------------------------
            Options exercisable, end of period          200,000   $  2.75   $     4.34
            ---------------------------------------------------------------------------------------

            The fair value of options issued in 2004 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 27% to 53%, risk free interest rate of 3.5%, expected lives of three to five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During 2004 $707,327 (2003 - $143,433) was recorded in stock compensation expense as disclosed in note 12(b) using the Black-Scholes option-pricing model.

      e)    Warrants


                                                                 Year Ended                  Year Ended
                                                             December 31, 2004           December 31, 2003
            ------------------------------------------------------------------------------------------------------
                                                          # Warrants      Amount      # Warrants      Amount
            ------------------------------------------------------------------------------------------------------
            Beginning balance                              10,036,400    $ 1,976,913      7,200,000    $        --
            Issued in connection with private placement
            and investor relations                            675,500        160,088             --             --
            Issued for investor relation services              60,000         33,000             --             --
            Issued on completion of equity financing               --             --      2,100,000             --
            Subscription agreement                                 --             --        533,500        770,000
            In connection with financing                           --             --        450,000        450,000
            For consulting services                                --             --        100,000        129,903
            Issued in connection with financing             1,435,000        640,000
            Expiration of warrants                         (1,578,500)            --             --             --
            Exercise of warrants                             (100,000)      (100,000)    (1,782,100)       (12,990)
            ------------------------------------------------------------------------------------------------------
            Ending balance                                  9,093,400    $ 2,070,001     10,036,400    $ 1,976,913
            ------------------------------------------------------------------------------------------------------

                                                                                      Year Ended
                                                                                   December 31, 2002
            -----------------------------------------------------------------------------------------
                                                                                 # Warrants   Amount
            -----------------------------------------------------------------------------------------
            Beginning balance                                                            --   $    --
            Issued in connection with the acquisition of Assure Oil & Gas Ltd.    7,200,000        --
            -----------------------------------------------------------------------------------------
            Ending balance                                                        7,200,000   $    --
            -----------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

12.   EQUITY INSTRUMENTS - CONT'd

                                                                       December 31, 2004                      December 31, 2003
      ------------------------------------------------------------------------------------------------------------------------------
                                                                            Wtd Avg     Wtd Avg                              Wtd Avg
                                                                            Exercise    Exercise                   Wtd Avg    Price
                                                                             Price       Price                      Price    (Cdn $)
                                                             # Warrants      (US $)    (Cdn $)(1)   # Warrants     (US $)      (1)
      ------------------------------------------------------------------------------------------------------------------------------
      Beginning balance                                       10,036,400    $   1.38   $     1.89     7,200,000    $  0.50   $  0.79

      Issued in connection with equity financing                      --          --           --     2,100,000       1.00      1.30

      Issued in connection with subscription agreement                --          --           --       533,500       2.50      3.24

      Issued in connection with financing                             --          --           --       450,000       3.10      4.02

      Issued in connection with consulting services                   --          --           --       100,000       3.00      3.89

      Exercised during the year (Class A)                             --          --           --    (1,772,100)      0.33      0.43

      Exercised during the year (Other)                               --          --           --       (10,000)      3.00      3.89

      Issued in connection with financing                             --          --           --     1,435,000       4.00      5.19

      Exercised in payment of interest                          (100,000)       3.10         3.73            --         --        --

      Issued in connection with private placement                482,000        4.00         4.81            --         --        --

      Issued in connection with investor relation services        60,000        4.05         4.89            --         --        --

      Issued in connection with investor relation services        50,000        2.50         3.02            --         --        --

      Issued in connection with private placement                143,500        4.00         4.81            --         --        --

      Expiration of warrants                                  (1,578,500)       4.00         4.81            --         --        --
      ------------------------------------------------------------------------------------------------------------------------------

      Ending balance                                           9,093,400    $   1.11   $     1.59    10,036,400    $  1.38   $  1.89
      ------------------------------------------------------------------------------------------------------------------------------

      (1)See exchange rates used to convert from United States to Canadian dollars in Note 18

                                                              December 31, 2002
      ----------------------------------------------------------------------------------
                                                                   Wtd Avg     Wtd Avg
                                                                   Exercise    Exercise
                                                                    Price       Price
                                                     # Warrants     (US $)    (Cdn$)(1)
      ----------------------------------------------------------------------------------
      Beginning balance                                       --   $     --   $       --
      Issued in connection with the acquisition of
        Assure Oil & Gas Ltd.                          7,200,000       0.50         0.79
      ----------------------------------------------------------------------------------
      Ending balance                                   7,200,000   $   0.50   $     0.79
      ----------------------------------------------------------------------------------

      During 2004, the Company has included $nil (2003 - $129,903) in general and administrative expenses for share purchase warrants issued during the year.

      The Company's calculations for warrants during the year ended December 31, 2004 were made using an appropriate option-pricing model using the following assumptions: expected volatility 17%, risk free interest rate 2.4%, expected life in years ranging from 1.5 - 3, and dividend yield 0%. 13.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

13.   INCOME TAXES

      As of February 6, 2004, the Company changed its domicile from Nevada to Alberta, the net operating loss carryforwards of approximately US $816,000 will no longer be available for use due to this change.

      The Company and its wholly-owned subsidiaries have a net operating loss of approximately $2,330,000 (2003 - $931,273) under The Income Tax Act (Canada). These net operating losses can be carried back three years and forward seven to 10 years to offset future taxable income. The Company and its wholly owned subsidiaries have recorded a future tax recovery of $1,476,501 (2003 - $90,524) for 2004.

      The net future tax liability results primarily from the difference in the tax basis and carrying value of property, plant and equipment.

      Total income taxes were different than the amounts computed by applying the statutory federal income tax rate as follows:

                                                               Year ended December 31
                                                                2004            2003
                                                            ---------------------------

      Combined income tax rate                                     36.7%           36.7%
      Expected income tax                                   $(2,010,654)    $(4,697,968)
      Change in valuation allowance                            (111,823)        518,081
      Income attributed to equity and minority interests       (277,542)        (23,149)
      Resource related differences, Crown                       481,259         219,957
      Resource related differences, Resource allowance         (261,969)       (202,389)
      Stock based compensation                                  259,589          52,640
      Non-deductible write down of property and equipment            --       3,483,486
      Expiry of losses                                          414,245              --
      Non-deductible, non-cash items                                 --          53,285
      Other                                                      30,394         226,492
                                                            ---------------------------
                                                            $(1,476,501)    $  (369,565)
                                                            ---------------------------

      The tax effects of temporary differences that resulted in future tax liabilities and assets at December 31, 2004 and 2003 were as follows:

                                                                2004           2003
                                                            ---------------------------
      Future tax liabilities:
      Property and equipment                                 $(2,699,906)   $(2,928,298)
      Future tax assets:
      Net operating losses                                       856,091        730,124
      Share issue costs                                           29,188             --
      Valuation allowance                                       (406,258)      (518,081)
                                                            ---------------------------
      Net future tax liability                               $(2,220,885)   $(2,716,255)
                                                            ---------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

14.   RISK MANAGEMENT

      a)    Credit risk

            Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. As the Company markets its commodities through oil and gas marketing companies, the Company is also exposed to the risks associated with these companies. In addition, the Company is exposed to credit risk in its trade accounts receivable included in receivables. At year end one company accounted for 17% of the total accounts receivable.

      b)    Interest rate risk management

            The Company's fixed rate debt is subject to interest rate price risk as the value will fluctuate as a result of changes in market rates. Floating rate debt is subject to interest rate cash flow risk as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

            At December 31, 2004, the Company had fixed the interest rates on the following interest bearing obligations:

                                         December 31, 2004   December 31, 2003
            ------------------------------------------------------------------
            Debenture payable            $              --   $       1,250,000
            Long term debt                       4,110,308           5,200,700
            ------------------------------------------------------------------
                                         $       4,110,308   $       6,450,700
            ------------------------------------------------------------------

      c)    Foreign currency rate risk

            A significant portion of the Company's debt is denominated in the United States dollars. The Company does not have any exposure to any highly inflationary foreign currencies. The amount of debt denominated in United States dollars is US$2,754,000 (2003 - US$3,240,000). The increase or decrease in net earnings before taxes for each 1 percent change in foreign exchange rate on the US denominated debt amounts to approximately $28,000 (2003 - $32,000) per annum.

15.   COMMITMENTS AND CONTINGENCIES

      The Company is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. The Company is contesting this claim and has not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of December 31, 2004 as the plaintiff has not moved the litigation forward.

      Effective August 1, 2004, the Company entered into a new lease for the rental of office space for the period to January 31, 2007. The Company is committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. The Company has also entered into a sublease that expires December 31, 2005. The Company is committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

      The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

      The Company currently has employment agreements with certain employees of the Company. The Employment Agreements specify that certain employees are entitled to a lump sum severance payment in the event that the Company is sold (Refer to note 17(c)).

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

17.   COMMITMENTS AND CONTINGENCIES - CONT'd

      In the ordinary course of business, the Company and its subsidiaries enter into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, joint venture agreements, operating agreements, leasing agreements, land use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

16.   RELATED PARTY TRANSACTIONS

      a)    Quarry Oil & Gas Ltd.

            Effective June 30, 2004, Assure acquired 1,000,000 common shares of Quarry, comprising part of the Units issued under a private placement. On November 1, 2004, Assure advanced $1,250,000 to Quarry. This amount is unsecured, non-interest bearing and without fixed or agreed repayment terms. Quarry used these funds to repay the debenture which matured on November 1, 2004 (See Note 8). On November 10, 2004, Assure participated in a non-brokered private placement and acquired 757,143 common shares of Quarry at $0.70. As a result, Assure directly holds a total of 8,677,043 common shares representing 50.2% of the total issued and outstanding common shares of Quarry. Effective December 17, 2004 the Company through its wholly owned subsidiary acquired the remaining 49.79% outstanding common shares of Quarry, as disclosed in note 2.

      b)    Other

            Included in accounts receivable is $249,938 and included in accounts payable is $377,339 due to companies controlled by a director of the Company appointed on December 17, 2004. These accounts receivable and payable arise as the Company and this director share an interest in oil and gas properties that the Company operates.

            All related party transactions have been recorded at the agreed to exchange amount which reflects fair value.

17.   SUBSEQUENT EVENTS

      a)    Chestermere Sale

            Subsequent to year end the Company entered into a sale and purchase agreement effective January 1, 2005 to sell the Chestermere property for net proceeds of $5.15 million.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

17.   SUBSEQUENT EVENTS - CONT'd

      b)    Bank loan

            On March 7, 2005, the Company, signed a term sheet outlining the terms and conditions of proposed financing to replace the existing bank loan. Subject to certain credit approval conditions, the Company will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at March 7, 2005, plus 2% interest subject to a standby fee of 0.125% per annum. The Company will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25 % at March 7, 2005, plus 2.5% subject to a drawdown fee of 1% a standby fee of 0.125% per annum. This facility is subject to completion of the bank's credit approval process. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon the Company's fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility would replace both the Company's and Oil & Gas' facilities described in Note 9. A commitment fee in the amount of $500,000 is also payable upon delivery of a commitment to the Company, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 will also be payable on April 1, 2005.

      c)    Engagement   of  Financial   Advisor  and  Amendment  of  Employment
            Agreements

            On April 21, 2005 the Company engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as its exclusive financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood would earn a commission equivalent to 0.9% of the Transaction value. On April 25, 2005 the Company amended its employment agreements such that in the event of a Transaction the Company's President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, 3 employees of the Company were granted a total of 510,000 stock options, exercisable at $1.25Cdn for 1 year from the date of grant.

18.   EXCHANGE RATES

      The United States dollar amounts have been converted into Canadian dollar amounts for convenience purposes using either the average or the period end exchange rates shown below:

      Twelve months ended December 31, 2004        $1.2991
      Twelve months ended December 31, 2003        $1.3161
      As at December 31, 2004                      $1.2020
      As at December 31, 2003                      $1.2965
      As at December 31, 2002                      $1.5776

19.   STATEMENT OF CASH FLOWS AND NON-CASH TRANSACTIONS

      a)    Interest Paid
            -------------

                                    2004        2003      2002
                                    ----        ----      ----
            Interest Paid         $524,873   $343,488   $37,833

      b)    Business acquisition
            --------------------

      During the year, the Company purchased Quarry via the issuance of 3,098,758 shares as per Note 2.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

19.   STATEMENT OF CASH FLOWS AND NON-CASH TRANSACTIONS - CONT'd

      c)    Shares issued for principal and interest payments
            -------------------------------------------------

            During the year, the Company issued 191,387 shares (2003 - 350,000) for the payment of $795,594 (2003 - 1,644,479) on principal and interest on long term debt (Note 12(b)).

      d)    Shares issued for payment of dividends
            --------------------------------------

            During the year 100,000 warrants were exercised in exchange for the settlement of $406,503 of interest on long term debt.

      e)    Shares issued for payment of dividends
            --------------------------------------

            During the year, the Company issued 68,363 shares for the payment of $300,705 in dividends (Note 12(b)).

20.   COMPARATIVE FINANCIAL STATEMENTS

      Certain comparative figures have been restated for changes in accounting policies as discussed below and to confirm to the current period presentation (See Note 3(b)).

      As described in Note 3(b), the Company changed its reporting currency to Canadian dollars. As the Company changed its domicile to Canada, it is reporting in accordance with Canadian generally accepted accounting principles.

21.   REVISED FINANCIAL STATEMENTS

      As a result of events subsequent to March 2, 2005, management has withdrawn its previously issued financial statements and prepared revised financial statements based on information available to April 27, 2005 to reflect the following:

      a) Removed the going concern disclosure in Note 1 of the March 2, 2005 financial statements based on the completion of the sale of the Chestermere property for net proceeds of $5.1million that reduce its working capital deficiency (Note 17 (a)), finalized the terms of its credit facility on April 1, 2005 (Note 17(b)), obtained agreement from shareholders to subordinate their loans to the Company's bank (Note 11) and amended the terms of the long term debt (Note 10).

      b) Disclosed details of the Company's engagement with Haywood and the amended employment agreements.

      The previously issued financial statements and auditors' report dated March 2, 2005 were not made publicly available by management and were only issued to the Company's banker.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES

      These consolidated  financial  statements have been prepared in accordance
      with  generally  accepted  accounting   principles  in  Canada.   Canadian
      principles differ from U.S. principles as follows:

      a)    Reconciliation of Net Loss Under Canadian GAAP to U.S. GAAP

            Consolidated Statement of Operations - U.S. GAAP

                                                                                                  For the year ended
                                                                                         ----------------------------------------
                                                                                         December 31, 2003     December 31, 2002
                                                                    December 31, 2004    (restated Note 3b)    (restated Note 3b)
                                                                    -----------------

      Net loss as reported in accordance with Canadian principles   $      (3,662,782)          (12,409,986)           (1,030,208)
                                                                    -----------------    ------------------    ------------------

      Impact of US principles:
        Amortization of debt discount (debenture)(1)                         (109,200)              (54,600)                   --
        Amortization of debt discount (long term debt)(2)                    (152,153)             (102,480)                   --
        Asset retirement obligation(6)                                             --               (86,700)                   --
        Depletion(7)                                                       (1,542,224)             (916,300)                   --
        Future tax expense (7)                                                621,648             1,115,600                    --
        Stock compensation(3)                                                 197,688              (184,366)              (75,358)
        Foreign exchange                                                           --                (8,400)                   --
                                                                    -----------------    ------------------    ------------------
        Net U.S. GAAP adjustments                                            (984,241)             (237,246)              (75,358)
                                                                    -----------------    ------------------    ------------------

        Net loss for the year in accordance with
        U.S. principles                                                    (4,647,023)          (12,647,232)           (1,105,566)

        Less dividend on preferred shares (8)                                (227,083)             (147,478)                   --
        Less amortization of beneficial conversion
        on preferred shares(8,9)                                             (655,459)           (1,412,220)             (756,658)
                                                                    -----------------    ------------------    ------------------
      Net loss attributed to common stock in
      accordance with U.S. principles                                      (5,529,565)          (14,206,930)           (1,862,224)
      ----------------------------------------------------------------------------------------------------------------------------
      Loss per common share in accordance with
      U.S. principles
        Basic and diluted                                           $           (0.27)                (0.88)                (0.07)
      ----------------------------------------------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

                                                  Year ended           Year ended           Year ended
                                               December 31, 2004    December 31, 2003    December 31, 2002
----------------------------------------------------------------------------------------------------------
                                                                        Note 3(b)
REVENUE
Petroleum and natural gas sales                $      15,976,765    $       8,334,380    $       1,850,016
Less: royalties, net of tax credits                    3,413,404            1,400,856              344,362
----------------------------------------------------------------------------------------------------------
Net petroleum and natural gas revenue                 12,563,361            6,933,524            1,505,654

EXPENSES
Asset retirement obligation - accretion                   78,507               65,515                   --
Depletion and depreciation                             8,151,956           14,224,353            1,103,092
Foreign exchange gain                                   (112,242)             141,947             (183,658)
General and administrative                             4,735,877            2,675,476            1,141,315
Interest1, (2)                                         1,126,898            1,013,427               37,833
Production and operating costs                         5,694,504            3,035,185              468,848
----------------------------------------------------------------------------------------------------------
                                                      19,675,500           21,155,903            2,567,431
----------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)

Equity income                                             28,025               68,531                   --
Loss on dilution                                        (350,401)                  --                   --
Interest and other income                                   (656)                  --                   --
----------------------------------------------------------------------------------------------------------
                                                        (323,032)              68,531                   --
----------------------------------------------------------------------------------------------------------

Loss before income taxes                              (7,435,171)         (14,153,848)          (1,061,777)
----------------------------------------------------------------------------------------------------------

Income tax expense (recovery) - current                   38,223             (279,041)                 360
Income tax expense (recovery) - future                (2,098,149)          (1,206,124)              43,429
----------------------------------------------------------------------------------------------------------
Total income tax expense (recovery)                   (2,059,926)          (1,485,165)              43,789
----------------------------------------------------------------------------------------------------------

Net loss after taxes                                  (5,375,245)         (12,668,683)          (1,105,566)
Minority interest in consolidated subsidiary             728,222               21,451                   --
----------------------------------------------------------------------------------------------------------
Net loss for the period                               (4,647,023)         (12,647,232)          (1,105,566)
----------------------------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONT'D

      b)    Comparative information

            The revenue and net loss as reported in US GAAP for the year ended December 31, 2003 differs from the amounts previously reported by an immaterial amount due to a correction in the accounting for realized hedging gains. The ending net equity amount remains unchanged.

      c)    Condensed Consolidated Balance Sheet

--------------------------------------------------------------------------------------------------------------
                                     Canadian            Canadian
                                   Principles at     US Principles at      Principles at     US Principles at
                                 December 31, 2004   December 31, 2004   December 31, 2003   December 31, 2003
--------------------------------------------------------------------------------------------------------------
Assets

Current assets                   $       3,819,065   $       3,819,065   $       8,482,514   $       8,482,514
Deposits                                    53,200              53,200             159,581             159,581
Investment                                 927,626             927,626             899,601             899,601
Property and equipment (7,10)           34,282,243          33,140,501          25,551,279          24,659,279
                                 -----------------------------------------------------------------------------
                                 $      39,082,134   $      37,940,392   $      35,092,975   $      34,200,975
                                 =============================================================================

Liabilities

Current liabilities (1)          $      17,929,846   $      17,929,846   $      15,681,950   $      15,572,750
Long term debt (2)                       3,131,412           2,825,765           4,370,595           3,912,795
Asset retirement obligation(6)           1,279,702           1,315,902           1,088,682           1,124,882
Future taxes (7)                         2,220,885           1,041,178           2,716,255           1,683,855
Minority interest                               --                  --           3,285,564           3,285,564
                                 -----------------------------------------------------------------------------

                                        24,561,845          23,112,691          27,143,046          25,579,846

Shareholders' Equity (4,5)              14,520,289          14,827,701           7,949,929           8,621,129
                                 -----------------------------------------------------------------------------
                                 $      39,082,134   $      37,940,392   $      35,092,975   $      34,200,975
                                 =============================================================================

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

      d)    Reconciliation  of  Shareholders'  Equity under  Canadian GAAP to US
            GAAP:

                                                                  December 31, 2004    December 31, 2003
      --------------------------------------------------------------------------------------------------

      Shareholders' Equity as reported with Canadian principles          14,520,289            7,949,929

        Beneficial conversion feature(1)                                    163,800              163,800

        Proceeds from warrant sale (long term debt) (2)                     560,280              560,280

        Stock compensation expense (recovery)(3)                             62,037              259,724

        Valuation of shares issued in amalgamation of
          Quarry(10)                                                        818,141                   --

        Amortization of debt discount (debenture)(1)                       (163,800)             (54,600)

        Amortization of debt discount (long term debt)(2)                  (254,633)            (102,480)

        Asset retirement obligation(6)                                      (86,700)             (86,700)

        Depletion(7)                                                     (2,458,524)            (916,300)

        Future tax expense(7)                                             1,737,248            1,115,600

        Stock compensation(3)                                               (62,036)            (259,724)

        Foreign exchange                                                     (8,400)              (8,400)
                                                                  ---------------------------------------

      Shareholders' Equity in accordance with U.S. Principles            14,827,701            8,621,129
      --------------------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

      (1) On July 28, 2003, the Company issued through a subsidiary a debenture payable for $1,250,000. The holder has the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. In accordance with US principles, the face value of the debenture payable has been reduced for the beneficial conversion option of $163,800 and had been accounted for in the accompanying consolidated statement of shareholders' equity as additional paid-in capital and a discount on the debenture. This amount will be amortized over 15 months. The charge for amortization in the period was $109,200 (December 31, 2003 - $54,600).

      (2) On March 15, 2003, the Company entered into a six year Subordinated Promissory Note Payable (the "Subordinated Note") with a foreign entity with a principal balance of US $4,500,000. This Subordinated Note is unsecured and accrues interest at 7.7.5% per annum. The Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of US $3.10 per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003. In accordance with US principles, the Company allocated the proceeds of the financing based on relative fair values. The value attributed to the warrants was $560,280 (US$400,000) of which $152,153 (US$108,681) was amortized in the period (December 31, 2003
      - $102,480 (US$73,200)) as interest expense. The remaining $305,647 (US$218,318) has been netted against long-term debt as debt discount.

      (3) The Company's functional and reporting currency is Canadian dollars and the Company's stock options and exercise prices are denominated in US dollars. In addition, there are options issued to consultants that vest over a period of time. As a result, for U.S. principles, the options issued prior to January 1, 2003 have been accounted for using variable accounting under APB 25. Effective January 1, 2003 the Company adopted the fair value basis of accounting under FAS 123 for all options issued after January 1, 2003.

      (4) In accordance with Canadian principles, the Company records dividends in the statement of deficit. For US principles, preferred stock dividends are to be recorded against contributed surplus. Under U.S principles, preferred stock dividends are also considered in calculating the net loss per common share.

      (5) Foreign currency translation adjustment - Under Canadian GAAP, foreign exchange gain translations of opening balance sheet information can be done using a translation of convenience methodology in the initial period when a Company changes its reporting currency. Any net gain or loss is reflected as a separate component of equity. Under U.S. GAAP, such foreign currency translation gains and losses are income to be reflected in the earnings based on the rates prevailing during each fiscal period of operations. As such, the amount included in the separate component of shareholders' equity would be reclassified to deficit under US GAAP.

      The above two GAAP differences identified above (4 and 5) will affect accumulated deficit, but will have no net effect on total shareholders' equity.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

      (6) In 2003, the Company early adopted the Canadian accounting standard for asset retirement obligations, as outlined in the CICA handbook section 3110. This standard is equivalent to U.S. FAS 143 "Accounting for Asset Retirement Obligations", which was effective for fiscal periods beginning on or after January 1, 2003. Early adopting the Canadian standard avoided a U.S. GAAP reconciling item in respect to accounting for the obligation. No retroactive adjustment was made to 2002 as the net effect was not material.

      (7) The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respects. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing to determine whether impairment exists. Any impairment amount is measured using the fair value of proved and probable reserves excluding the tax effect of the write down.

      In computing its consolidated net earnings for U.S. GAAP purposes, the Company recorded additional depletion in 2003 as a result of the application of the tax effect on the ceiling test. These charges were not required under the Canadian GAAP ceiling tests. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

      In 2003, the Company adopted the new Canadian guideline AcG-16 which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect between the end of the year and the finalization of the year end audit and current costs, and after deducting estimated production related expenses, abandonment and reclamation costs, and applicable taxes. When the carrying value of the cost center exceeds the undiscounted value of future net revenues from proved oil and gas reserves, the Company is required to determine the fair value of proved and probable reserves and a writedown, if any is recorded. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices as at the latest balance sheet date. Unproved properties are tested separately for impairment. For U.S. principles, entities are required to use discounted future net revenues (discounted at 10%) based on unescalated current pricing.

      For the ceiling test, under Canadian principles, impairment is measured using discounted forecast prices of proved and probable reserves. Under U.S. principles, impairment is measured using current prices of proved reserves discounted at 10%. In computing its consolidated net earnings for U.S. GAAP purposes for the Company there was a $1,693,864 writedown as a result of the application of the US ceiling test at December 31, 2004 (December 31, 2003 - $963,900).

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

      (8) In calculating earnings attributable to common shares under U.S. GAAP principles requires deducting dividends on preferred shares and amortization of the beneficial conversion feature of the preferred shares. Under Canadian GAAP principles dividends are a reduction of shareholders equity. Under Canadian GAAP principles does not recognize the amortization of the beneficial conversion feature of the preferred shares.

      (9) Under US GAAP the face value of the Series A and B preferred shares has been reduced for the effect of the total beneficial conversion option value of $2,824,337 (US$1,841,333) and has been accounted for in the accompanying consolidated statement of stockholders' equity as additional paid-in capital and a discount on these preferred shares for the year ended December 31, 2002. This beneficial conversion amount will be amortized over 2 years. The charge for amortization affecting the net loss attributed to common stock in the accompanying statements of operations for the year ended December 31, 2004 $655,459 (US$427,328) (December 31, 2003 was $1,412,220 (US$920,700) ,year ended December 31, 2002 $756,658
      (US$493,305)). Under Canadian principles there is no recognition of the beneficial conversion option value attributable to preferred shares.

      (10) Under US GAAP principles the value ascribed to the transaction between Assure and Quarry as described in Note 2 is to be based on trading prices of Assure's stock around the announcement date. In Canadian GAAP, consideration was given to block discounts and other qualitative factors. As a result, the purchase price of the properties was determined to be $1,292,482 higher of which $818,141 was attributed to the value of the common shares issued and $474,341 to related future tax liabilities. As a result of this additional purchase price discrepancy, depletion increased for the year by an equivalent amount as the excess was written off as additional depletion upon applying the U.S. GAAP ceiling test.

      e)    Recent Developments in Accounting Standards

            In December of 2004, the Financial Accounting Standards Board ("FASB") issued SFAS "Share Based Payments" which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of FASB statement No. 123, "Accounting for Stock-Based Compensation". This statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after June 15, 2005, but earlier adoption is encouraged. The Company adopted FAS 123 using the modified prospective approach effective January 1, 2003There is no expected impact upon adoption of FAS 123R.

            In December of 2004, FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                December 31, 2004, 2003 and 2002
                                                   (Express in Canadian Dollars)
--------------------------------------------------------------------------------

22.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - CONT'D

            this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The adoption of SFAS No. 153 will not have any impact on the Company's financial statements.

23.   SUBSEQUENT TRANSACTION (UNAUDITED)

      On July 11, 2005 the Company announced that it had entered into an arrangement agreement with TSX listed GEOCAN Energy Inc. ("GEOCAN") whereby GEOCAN is to acquire all of the issued and outstanding shares of the Company by issuing GEOCAN shares. The Company's shareholders will receive 0.70 GEOCAN shares for each shares that they hold of the Company. A total of approximately 19.3 million GEOCAN shares will be issued.

      The transaction is subject to regulatory, shareholder and court approvals.